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As filed with the Securities and Exchange Commission on December 17, 2003

Registration Statement No. 333-109954

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BE AEROSPACE, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2531 (Primary Standard Industrial Classification Code Number)	06-1209796 (I.R.S. Employer Identification Number)
1400 Corporate Center Way Wellington, Florida 33414 (561) 791-5000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Thomas P. McCaffrey
Corporate Senior Vice President
of Administration and
Chief Financial Officer
BE Aerospace, Inc.
1400 Corporate Center Way
Wellington, Florida 33414
(561) 791-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:
Rohan S. Weerasinghe Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If the securities registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

8 1/2% Series B Senior Notes due 2010	$175,000,000	100%	$175,000,000	$14,158(2)

(1)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) under the Securities Act.
(2)
Previously paid.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted before the registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED DECEMBER 17, 2003

BE Aerospace, Inc.
Offer to Exchange
all outstanding
8 1/2% Senior Notes due 2010
issued on October 7, 2003
which have not been registered
under the Securities Act
of 1933
($175,000,000 aggregate principal
amount outstanding)
for
8 1/2% Series B Senior
Notes due 2010
(registered under the
Securities Act of 1933)

TERMS OF EXCHANGE OFFER

  •
  Expires 5:00 p.m., New York City time, January 26, 2004, unless extended

  •
  Not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission

  •
  All outstanding notes that are validly tendered and not validly withdrawn will be exchanged

  •
  Tenders of outstanding notes may be withdrawn any time prior to 5:00 p.m. on the business day prior to expiration of the exchange offer

  •
  The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes

  •
  We will not receive any proceeds from the exchange offer

  •
  The terms of the notes to be issued are substantially identical to the outstanding notes, except for the transfer restrictions and registration rights relating to the outstanding notes

  •
  The notes will rank equally with all of our future unsecured senior indebtedness and will rank senior to all of our existing and future subordinated indebtedness. The notes effectively will rank junior to our existing and future secured indebtedness to the extent of the assets securing the debt. In addition, the notes will effectively rank junior to all of our existing and future debt and other liabilities of our subsidiaries. As of September 30, 2003, the total amount of indebtedness to which the notes will be effectively subordinated is $29.9 million.

  •
  No public market exists for the outstanding unregistered senior notes or new exchange notes. We do not intend to apply for listing of the new notes on any securities exchange or to arrange for them to be quoted on any quotation system. The notes are expected to be eligible for trading in the PORTALsm Market, a subsidiary of The Nasdaq Stock Market.

        See "Risk Factors" beginning on page 13 for a discussion of matters that should be considered in connection with the exchange offer.

        Neither the Securities and Exchange Commission nor any state Securities Commission has approved or disapproved of the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2003

        This exchange offer is not being made to, nor will we accept surrenders of old notes from, holders of old notes in any jurisdiction in which this exchange offer or the acceptance of old notes would not be in compliance with the securities of blue sky laws of such jurisdiction.

        Each holder of old notes wishing to accept this exchange offer must deliver the old notes to be exchanged, together with the letter of transmittal that accompanies this prospectus and any other required documentation, to the exchange agent identified in this prospectus. Alternatively, you may effect a tender of old notes by book-entry transfer into the exchange agent's account at The Depository Trust Company. All deliveries are at the risk of the holder. You can find detailed instructions concerning delivery in the section called "The Exchange Offer" in this prospectus and in the accompanying letter of transmittal.

        If you are a broker-dealer that receives new notes for your own account pursuant to this exchange offer, you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an "underwriter" within the meaning of the Securities Act of 1933. You may use this prospectus, as we may amend or supplement it in the future, for your resales of new notes received in exchange for old notes where the old notes were acquired by you as a result of market-making or other trading activities. We have agreed to make this prospectus available to any broker-dealer in connection with any such resale for a period of 180 days after the date of expiration of this exchange offer. For more information, see the section called "Plan of Distribution" in this prospectus.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different or additional information. You should assume that the information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus or the date of the document incorporated by them. We are not making an offer of exchange in any jurisdiction where the offer is not permitted.

i

        We are incorporating by reference into this prospectus important business and financial information about our company that is not included in or delivered with the prospectus. This information is available without charge upon written or oral request. Requests should be directed to:

BE Aerospace, Inc.
1400 Corporate Center Way
Wellington, Florida 33414
Attention: General Counsel
(561) 791-5000

        Any request for documents should be made by January 16, 2004 to ensure timely delivery of the documents prior to the expiration of the exchange offer.

Industry Data

        Unless otherwise indicated, the industry data contained in this prospectus is from the July 2003 issue of the Airline Monitor, the Airbus Industrie Global Market Forecast published in September 2002, the General Aviation Manufacturers' Association 2003 Annual Industry Review and Aircraft Shipment Reports, the NBAA Business Aviation Fact Book 2003 or other publicly available sources.

ii

SUMMARY

        This summary highlights selected information appearing elsewhere in this prospectus and may not contain all of the information that is important to you. You should carefully read this prospectus in its entirety. Prior to December 31, 2002, our fiscal year ended on the last Saturday in February of each year, and references to fiscal 2001 and fiscal 2002 are to the year ended on the last Saturday in February of the referenced year (for example, fiscal 2002 refers to the fiscal year ended February 23, 2002). References to the transition period are to the ten-month transition period beginning February 24, 2002 and ending on December 31, 2002.

The Exchange Offer

        We completed on October 7, 2003 the private offering of $175 million of 8 1/2% senior notes due 2010. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed, among other things, to deliver to you this prospectus and to complete the exchange offer within 210 days of the issuance of the 8 1/2% senior notes due 2010. You are entitled to exchange in the exchange offer your outstanding notes for registered notes with substantially identical terms. If the exchange offer is not completed within 210 days of the issuance of the 8 1/2% senior notes due 2010, then the interest rates on the notes will be increased to 8 3/4% per year. The interest rate on the notes will increase by an additional one quarter of 1% per annum for each subsequent 90-day period during which the registration default continues, with the aggregate amount of such increase from the original interest rate pursuant to these provisions to in no event exceed 1% per annum. You should read the discussion under the heading "—Summary Description of the New Notes" and "Description of the New Notes" for further information regarding the registered notes.

        We believe that the notes issued in the exchange offer may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to conditions described under the heading "The Exchange Offer—Resale of the New Notes." You should read the discussion under the headings "—Summary of the Terms of Exchange Offer" and "The Exchange Offer" for further information regarding the exchange offer.

Our Company

General

        Based on our experience in the industry, we believe we are the world's largest manufacturer of cabin interior products for commercial aircraft and business jets and a leading aftermarket distributor of aerospace fasteners. We sell our manufactured products directly to virtually all of the world's major airlines and airframe manufacturers and to a wide variety of business jet customers. In addition, based on our experience, we believe that we have achieved leading global market positions in each of our major product categories, which include:

  •
  commercial aircraft seats, including an extensive line of first class, business class, tourist class and regional aircraft seats;

  •
  a full line of aircraft food and beverage preparation and storage equipment, including coffeemakers, water boilers, beverage containers, refrigerators, freezers, chillers and microwave, high heat convection and steam ovens;

  •
  both chemical and gaseous aircraft oxygen delivery systems;

  •
  business jet and general aviation interior products, including an extensive line of executive aircraft seats, direct and indirect overhead lighting systems, oxygen delivery systems, air valve systems, high-end furniture and cabinetry; and

  •
  a broad line of fasteners, consisting of over 100,000 Stock Keeping Units (SKUs).

        We also design, develop and manufacture a broad range of cabin interior structures and provide comprehensive aircraft cabin interior reconfiguration and passenger-to-freighter conversion engineering services and component kits. We had net sales of $461.0 million for the nine month period ended September 30, 2003. We had net losses of $34.0 million for the nine month period ended September 30, 2003 and at the end of the same period our earnings were inadequate to cover fixed charges by $31.8 million. We have had net losses for, and inadequate fixed charge coverage ratios at the end of, each fiscal period since the third quarter of fiscal 2002. Our recurring net losses are primarily due to the very substantial change in operating conditions in the airline industry following the terrorist attacks on September 11, 2001 and the resulting costs associated with our corporate restructuring, including plant closings and personnel reductions, as well as the war with Iraq, the SARs outbreak and the recent severe downturn in industry conditions in the business jet industry.

        We generally derive our revenues from two primary sources: refurbishment or upgrade programs for the existing worldwide fleets of commercial and general aviation aircraft and new aircraft deliveries. Historically, approximately 60% of our revenues are from the aftermarket and 40% are from new aircraft deliveries. We believe our large installed base of products, estimated to be over approximately $4.9 billion as of September 30, 2003 (valued at replacement prices), is substantially larger than that of our competitors. We believe our large installed base gives us a significant advantage over our competitors in obtaining orders both for spare parts and for refurbishment programs due to the tendency of the airlines to purchase equipment for such programs from the original supplier. We generated approximately 50% of our total revenues from sales outside the U.S. for the nine month period ended September 30, 2003, with approximately 26% of total revenues generated in Europe and approximately 18% in Asia (including Australia and New Zealand). This geographic diversity allows us to serve all of the world's major airlines and airframe manufacturers.

        New product development is a strategic tool for our company. Our customers regularly request that we engage in new product development and enhancement activities. We believe that these activities, if properly focused and managed, will protect and enhance our leadership position. Research, development and engineering spending have been approximately 6.0%-7.0% of net sales for the past several years, and is expected to remain at that level for the foreseeable future.

Industry Overview

        The commercial and business jet aircraft cabin interior products industries encompass a broad range of products and services, including aircraft seating products, passenger entertainment and service systems, food and beverage preparation and storage systems, oxygen delivery systems, lavatories, lighting systems, evacuation equipment and overhead bins, as well as passenger-to-freighter conversions, interior reconfiguration and a variety of other engineering design, integration, installation, retrofit and certification services. We estimate that the commercial and business jet cabin interior products and aerospace-grade fastener distribution industries had combined annual sales in excess of $1.2 billion and $0.8 billion, respectively, during calendar 2002.

        The September 11, 2001 terrorist attacks and their aftermath, as well as other factors, such as the weakening economy and rising fuel costs, have severely impacted conditions in the airline industry, causing worldwide air traffic to decline in 2001 and 2002. Accordingly, the airlines have been seeking to conserve cash in part by deferring or eliminating cabin interior refurbishment programs and deferring or canceling aircraft purchases. This, together with the reduction in business jet production, has caused a substantial contraction in our business, the extent and duration of which cannot be determined at this time. We expect these adverse industry conditions to have a material adverse impact on our results of operations and financial condition until such time as conditions in the commercial airline and business jet industries improve. Additional events similar to those described above could delay any recovery in the industry. While management has developed and implemented what it believes is an aggressive cost reduction plan to counter these difficult situations, it cannot guarantee that the plans are adequate or will be successful.

        This rapid decline in industry conditions caused us to implement a facility consolidation and integration plan designed to re-align our capacity and cost structure with changed conditions in the airline industry. The facility consolidation and integration plan, which is substantially completed, included closing five facilities and reducing workforce by approximately 1,500 employees. We believe these initiatives will enable us to significantly expand profit margins when industry conditions improve and demand increases, focus on our core product categories and more effectively leverage our resources. The total estimated cost of this program is approximately $166.0 million, including $76.0 million of cash charges. Through September 30, 2003, we had incurred approximately $164.1 million of costs related to this program, including $74.1 million of the cash costs. We expect that we will incur approximately $1.0-$2.0 million of additional costs related to this program during the fourth quarter. We believe this program has eliminated over $45 million of annual cash costs from our business.

        Despite continued weakness in the airline markets, our key end markets are expected to grow over the longer term. The Airline Monitor recently indicated that worldwide air traffic is projected to grow at a compounded average rate of 5.9% per year through 2010, increasing annual revenue passenger miles from approximately 2.0 trillion in 2002 to approximately 3.2 trillion by 2010. When industry conditions improve, several factors are expected to positively affect the cabin interior products industry, including:

  •
  a large existing installed base, which typically generates continued retrofit, refurbishment and spare parts revenue as airlines maintain or refurbish their aircraft cabin interiors;

  •
  an expanding worldwide aircraft fleet along with a trend toward wide-body aircraft, which is expected to generate additional revenues from new installation programs, while the increase in the size of the installed base is expected to generate additional and continued retrofit, refurbishment and spare parts revenue;

  •
  a growing passenger-to-freighter conversion business;

  •
  business jet and VIP aircraft fleet expansion and related retrofit opportunities;

  •
  new product development by the aircraft cabin interior products companies; and

  •
  the outsourcing of engineering services markets by the airlines as they seek to increase productivity and reduce costs and overhead.

Corporate Structure and Principal Executive Offices

        Substantially all of our domestic operations are owned and operated by BE Aerospace, Inc., the issuer of the notes. In the ten month transition period ended December 31, 2002, the issuer, our domestic subsidiaries and our foreign subsidiaries generated approximately 69%, 3% and 28%, respectively, of our net sales.

        Our principal executive offices are located at 1400 Corporate Center Way, Wellington, Florida 33414. Our telephone number at that location is (561) 791-5000. You may also obtain additional information about us from our website, www.beaerospace.com. Information on our website is not part of this prospectus.

Summary of the Terms of the Exchange Offer

        The exchange offer relates to the exchange of up to $175 million aggregate principal amount of outstanding notes for an equal aggregate principal amount of new notes. The new notes will be obligations of our company entitled to the benefits of the indenture governing the outstanding notes. The form and terms of the new notes are identical in all material respects to the form and terms of the outstanding notes except that the new notes have been registered under the Securities Act, and therefore are not entitled to the benefits of the registration rights granted under the registration rights agreement, executed as part of the offering of the outstanding notes, dated October 7, 2003 among us and the initial purchasers in the private offering, including Credit Suisse First Boston LLC, J.P. Morgan Securities Inc., Jefferies/Quarterdeck, LLC and Jefferies & Company, Inc., and Stephens Inc. These benefits include the contingent increases in the interest rates that may occur in the event that the filing and declaration of effectiveness of the required registration statement and subsequent consummation of an exchange offer pursuant to the registration statement do not occur within the time periods specified in the registration rights agreement.

Registration rights agreement	You are entitled to exchange your notes for registered notes with substantially identical terms. The exchange offer is intended to satisfy these rights. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your notes.
The exchange offer	We are offering to exchange $1,000 principal amount of 8 1/2% Series B senior notes due 2010 which have been registered under the Securities Act of 1933 for each $1,000 principal amount of our outstanding 8 1/2% senior notes due 2010 which were issued in October 2003 in a private offering. In order to be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. As of this date there are $175 million principal amount of notes outstanding. We will issue registered notes on or promptly after the expiration of the exchange offer.
Resale of the new notes	Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, we believe that the notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933 provided that:
	•	the notes issued in the exchange offer are being acquired in the ordinary course of business;
	•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the notes issued to you in the exchange offer;
	•	you are not a broker-dealer who purchased such outstanding notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act of 1933; and
	•	you are not an "affiliate" of ours.
If our belief is inaccurate and you transfer any note issued to you in the exchange offer without delivering a prospectus meeting the requirement of the Securities Act of 1933 or without an exemption from registration of your notes from such requirements, you may incur liability under the Securities Act of 1933. We do not assume or indemnify you against such liability.

Each broker-dealer that issued notes in the exchange offer for its own account in exchange for notes which were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, in connection with any resale of the notes issued in the exchange offer. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may use this prospectus for an offer to resell or other retransfer of the notes issued to it in the exchange offer. We have agreed that, for a period of 180 days after the date of this prospectus, we will make this prospectus and any amendment or supplement to this prospectus available to any such broker-dealer for use in connection with any such resales. We believe that no registered holder of the outstanding notes is an affiliate (as such term is defined in Rule 405 of the Securities Act) of ours.

The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which this exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.
Expiration date	The exchange offer will expire at 5:00 p.m., New York City time, January 26, 2004, unless we decide to extend the expiration date.
Accrued interest on the new notes and the outstanding notes
The new notes will bear interest from October 7, 2003. Holders of outstanding notes whose notes are accepted for exchange will be deemed to have waived the right to receive any payment of interest on such outstanding notes accrued from October 7, 2003 to the date of the issuance of the new notes. Consequently, holders who exchange their outstanding notes for new notes will receive the same interest payment on April 1, 2004 (the first interest payment date with respect to the outstanding notes and the new notes to be issued in the exchange offer) that they would have received had they not accepted the exchange offer.
Termination of the exchange offer
We may terminate the exchange offer if we determine that our ability to proceed with the exchange offer could be materially impaired due to any legal or governmental action, new law, statute, rule or regulation or any interpretation of the staff of the Commission of any existing law, statute, rule or regulation. We do not expect any of the foregoing conditions to occur, although there can be no assurance that such conditions will not occur. Should we fail to consummate the exchange offer, holders of outstanding notes will have the right under the registration rights agreement executed as part of the offering of the outstanding notes to require us to file a shelf registration statement relating to the resale of the outstanding notes.

Procedures for tendering outstanding notes
If you are a holder of a note and you wish to tender your note for exchange pursuant to the exchange offer, you must transmit to The Bank of New York, as exchange agent, on or prior to the expiration date of the exchange offer:
either
	•	a properly completed and duly executed Letter of Transmittal, which accompanies this prospectus, or a facsimile of the Letter of Transmittal, including all other documents required by the Letter of Transmittal, to the exchange agent at the address set forth on the cover page of the Letter of Transmittal; or
	•	a computer-generated message transmitted by means of DTC's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book entry transfer in which you acknowledge and agree to be bound by the terms of the Letter of Transmittal;
and, either
	•	a timely confirmation of book-entry transfer of your outstanding notes into the exchange agent's account at The Depository Trust Company ("DTC") pursuant to the procedure for book-entry transfers described in this prospectus under the heading "The Exchange Offer Procedure for Tendering," must be received by the exchange agent on or prior to the expiration date of the exchange offer; or
	•	the documents necessary for compliance with the guaranteed delivery procedures described below.

By executing the Letter of Transmittal, each holder will represent to us that, among other things, (i) the notes to be issued in the exchange offer are being obtained in the ordinary course of business of the person receiving such new notes whether or not such person is the holder, (ii) neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such new notes and (iii) neither the holder nor any such other person is an "affiliate," as defined in Rule 405 under the Securities Act of ours.
Special procedures for beneficial owners	If you are the beneficial owner of notes and your name does not appear on a security position listing of DTC as the holder of such notes or if you are a beneficial owner of registered notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender such notes or registered notes in the exchange offer, you should contact such person in whose name your notes or registered notes are registered promptly and instruct such person to tender on your behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering its outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Guaranteed delivery procedures
If you wish to tender your notes and time will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer, or the procedure for book-entry transfer cannot be completed on time or certificates for registered notes cannot be delivered on time, you may tender your notes pursuant to the procedures described in this prospectus under the heading "The Exchange Offer—Guaranteed Delivery Procedure."
Withdrawal rights	You may withdraw the tender of your notes at any time prior to 5:00 p.m., New York City time, on January 23, 2004, the business day prior to the expiration date of the exchange offer.
Acceptance of outstanding notes and delivery of new notes
Subject to the conditions summarized above in "Termination of the Exchange Offer" and described more fully under "The Exchange Offer—Termination", we will accept for exchange any and all outstanding notes which are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. The notes issued pursuant to the exchange offer will be delivered promptly following the expiration date.
Material U.S. federal income tax consequences	The exchange of the notes pursuant to the exchange offer will not be a taxable exchange for U.S. federal income tax purposes.
Consequences of failure to exchange
If you are eligible to participate in this exchange offer and you do not tender your old notes as described in this prospectus, you will not have any further registration rights. In that case, your old notes will continue to be subject to restrictions on transfer. As a result of the restrictions on transfer and the availability of new notes, the old notes are likely to be much less liquid than before the exchange offer. The old notes will, after the exchange offer, bear interest at the same rate as the new notes.
Use of proceeds	We will not receive any proceeds from the issuance of notes pursuant to the exchange offer. We will pay all expenses incident to the exchange offer.
Exchange agent
The Bank of New York is serving as exchange agent in connection with the exchange offer. The exchange agent can be reached at The Bank of New York, Reorganization Unit, 101 Barclay Street, 7-East, New York, NY 10286, attention: Giselle Guadalupe. For more information with respect to the exchange offer, the telephone number for the exchange agent is (212) 815-6331 and the facsimile number for the exchange agent is (212) 298-1915.

Summary Description of the New Notes

Issuer	BE Aerospace, Inc.
Notes offered	$175,000,000 aggregate principal amount of 8 1/2% Series B Senior Notes due 2010.
Maturity	October 1, 2010
Interest payment dates	April 1 and October 1 of each year, commencing April 1, 2004.
Ranking
The notes will be our unsecured senior obligations. The notes will rank equally with all of our future unsecured senior indebtedness and will rank senior to all of our existing and future subordinated indebtedness. The notes effectively will rank junior to our existing and future secured indebtedness to the extent of the assets securing the debt, including our obligations, if any, in respect of our existing or any future secured bank credit facility. In addition, the notes will effectively rank junior to all of our existing and future debt and other liabilities of our subsidiaries.

As of September 30, 2003, after giving pro forma effect to the offering of the outstanding notes and our use of a portion of the net proceeds from the offering to repay the balance outstanding under our existing bank credit facility, BE Aerospace, Inc. would have had outstanding $179.4 million of senior indebtedness, substantially all of it consisting of the outstanding notes, and $699.7 million of senior subordinated indebtedness, and our restricted subsidiaries would have had no long-term indebtedness outstanding and approximately $25.4 million of trade payables to which the notes would have been structurally subordinated. Our unrestricted subsidiary had $4.5 million of long-term debt outstanding as of September 30, 2003. Our subsidiaries do not guarantee our bank credit facility or our existing senior subordinated notes. As of September 30, 2003, the maximum amount of additional debt that we could incur that is senior to or pari passu with the notes is approximately $50.0 million.
Optional redemption	We may redeem the notes, in whole or in part, at any time on or after October 1, 2007, at the redemption prices set forth in this prospectus.
Equity offering optional redemption
Before October 1, 2006, we may redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of an equity offering at 108.5% of the principal amount thereof, plus accrued interest, if at least 65% of the aggregate principal amount of the notes issued under the indenture (including any additional notes) remains outstanding after such redemption (excluding the notes held by us and our subsidiaries). See "Description of the New Notes—Optional Redemption."

Change of control
Upon the change of control events specified in the indenture governing the notes, each holder of notes may require us to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest. See "Description of the New Notes—Certain Definitions" for the definition of a Change of Control.
Certain covenants	The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:
	•	incur additional indebtedness,
	•	pay dividends on, redeem or repurchase our capital stock,
	•	make other restricted payments including, without limitation, investments,
	•	engage in transactions with affiliates,
	•	create specific types of liens,
	•	engage in sale/leaseback transactions,
	•	sell assets,
	•	guarantee indebtedness,
	•	restrict dividend or other payments to us, and
	•	consolidate, merge or transfer all or substantially all our assets and the assets of our subsidiaries on a consolidated basis.
These covenants are subject to important exceptions and qualifications, which are described under the heading "Description of the New Notes" in this prospectus.
Use of proceeds
There will be no cash proceeds payable to us from the issuance of the new notes pursuant to the exchange offer. The net proceeds less estimated debt issue costs received by us from the sale of the outstanding notes in the private offering completed on October 7, 2003 was approximately $168.9 million. We used these net proceeds as follows:
	•	$79.0 million to repay the balance outstanding under our existing bank credit facility; and
	•	the remainder added to our cash and cash equivalents which will be used for working capital, including funding future liquidity requirements, if any, and for general corporate purposes.
Risk factors	See "Risk Factors" and other information in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.

Summary Financial Data
(Dollars in millions)

        We derived the summary financial data below for the nine months ended September 30, 2003 and September 30, 2002 from our unaudited financial statements, which reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results for such periods. The results for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the entire year. You should read this data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements for the ten-month transition period ended December 31, 2002 included elsewhere or incorporated by reference in this prospectus, which include, among other things, the audited consolidated financial statements and notes thereto from which we derived the summary financial data for fiscal 2001, 2002 and the ten-month transition period ended December 31, 2002 and the independent auditors' report. Also incorporated by reference in this prospectus are our unaudited financial statements as of September 30, 2003 and for the nine months ended September 30, 2003 and September 30, 2002. Our financial statements and the information herein or therein should be read together for a complete understanding of our financial position, results of operations, cash flows and changes in stockholders' equity. See also "Capitalization" for a description of our capitalization as of September 30, 2003 as adjusted for the offering of the outstanding notes. Effective January 1, 2003, the Company adopted SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, amendment of FASB Statement No. 13, and Technical Corrections" and, accordingly, has reclassified certain amounts from extraordinary item to loss on debt extinguishment in the summary financial data below and consolidated financial statements incorporated by reference in this prospectus.

	Fiscal Year Ended		10 Month Transition Period Ended	9 Months Ended
	2/24/2001(a)	2/23/2002(b)	12/31/2002(b)	9/30/2002(b)	9/30/2003(b)
	(dollars in millions)
Income Statement Data:
Net sales	$666.4	$680.5	$503.6	$449.7	$461.0
Cost of sales (c)	416.6	530.1	352.3	303.0	329.7

Gross profit	249.8	150.4	151.3	146.7	131.3
Selling, general and administrative (d)	124.2	139.4	128.0	84.9	79.7
Research, development and engineering	48.9	43.5	34.1	28.9	32.5

Operating (loss) earnings	76.7	(32.5)	(10.8)	32.9	19.1
Interest expense, net	54.2	60.5	57.3	50.5	50.9
Loss on debt extinguishment (e)	—	9.3	—	—	—

Loss before income taxes	22.5	(102.3)	(68.1)	(17.6)	(31.8)
Income taxes	2.2	1.8	2.7	0.9	2.2

Net (loss) earnings (c)	$20.3	$(104.1)	$(70.8)	(18.5)	(34.0)

Other Financial Data:
Depreciation and amortization	$42.8	$46.8	$24.7	24.9	21.4
Capital expenditures	17.2	13.9	17.4	14.5	8.8
Cash flows from operations	57.9	57.9	(13.5)	0.4	(21.2)
Cash flows from investing	(18.1)	(231.0)	6.9	11.1	(12.5)
Cash flows from financing	(16.0)	272.9	0.7	—	(64.2)

Segment Data:
Sales:
Commercial aircraft products
Seating products	$288.1	$247.8	$144.6	$130.1	$160.1
Interior systems products	151.6	152.6	116.0	100.5	103.7
Engineered interior structures	140.6	150.2	93.9	83.6	68.4

Total commercial aircraft products	580.3	550.6	354.5	314.2	332.2
Business jet products	86.1	85.6	71.1	63.7	51.0
Fastener distribution	—	44.3	78.0	71.8	77.8
Operating earnings (loss):
Commercial aircraft products	62.5	(40.1)	(32.9)	10.1	4.7
Business jet products	14.2	6.0	7.6	9.7	0.7
Fastener distribution	—	1.6	14.5	13.1	13.7
	Actual	As Adjusted(f)
	9/30/2003	9/30/2003
Balance Sheet Data (at end of period):
Cash and cash equivalents	$60.4	$150.3
Working capital	190.8	280.7
Total assets	964.5	1,054.4
Senior debt	83.4	179.4
Total debt	787.6	883.6
Stockholders' equity(c)	43.6	43.6

(a)
Our operating earnings during fiscal 2001 were negatively impacted by costs related to acquisitions and the termination of a proposed initial public offering by our subsidiary Advanced Thermal Sciences. These items reduced our net earnings by $8.3 and were included as a component of operating expenses.

(b)
In response to the terrorist attacks on September 11, 2001 and the resulting impact on the airline industry subsequent to the attacks, we adopted and began to implement a facility consolidation and integration plan in November 2001 designed to re-align our capacity and cost structure consistent with changed conditions in the airline industry. This plan reduced the number of principal production facilities from 16 to 11, and reduced our workforce by approximately 1,000 employees. In response to worsening industry conditions during 2002, we revised our consolidation plan to encompass a total of 1,500 employees. Through September 30, 2003, we have recorded approximately $164.1 of facility and workforce consolidation and integration costs, including about $74.1 of cash costs. The consolidation and integration costs have been included as a component of cost of sales.

We incurred costs related to this program as follows:

			9 Months Ended
	Fiscal Year Ended 2/23/02	Transition Period Ended 12/31/02
			9/30/02	9/30/03
	(dollars in millions)
Cash charges (severance, integration costs, lease termination costs, relocation, training, facility preparation)	$21.3	$32.5	$24.6	$20.0
Write-down of property, plant, equipment, inventory and other assets	62.9	7.0	—	—
Impaired intangible assets	20.4	—	—	—

Total	$104.6	$39.5	$24.6	$20.0

We also incurred acquisition-related expenses of $6.8 during the fiscal year ended February 23, 2002 which have been included as a component of selling, general and administrative expenses.

(c)
We incurred and expensed through September 30, 2003 approximately $164.1 of costs related to consolidation of facilities and reduction of employees since the terrorist attacks of September 11, 2001, increasing the number of our facilities consolidated to 22 and our total headcount reductions to approximately 4,400 employees. See also footnote (b) above.

(d)
In February 2003, we received an adverse arbitration award related to the amounts due us from the sale of our In-Flight Entertainment business to the Thales Group, resulting in a charge of $29.5. In June 2003, we received $9.0 in connection with the resolution of the final matters associated with the sale of the In-Flight Entertainment business, offset by current period charges totaling $7.0 primarily related to inventories, increasing our allowance for bad debts and reducing properties held for sale to estimated current values.

(e)
Loss on debt extinguishment of $9.3 for unamortized debt issue costs, redemption premiums and expenses related to the early retirement of our 9 7/8% senior subordinated notes due February 1, 2006 has been included in our consolidated statement of operations for the fiscal year ended February 23, 2002.

(f)
As adjusted to reflect the sale of the notes in the private offering of the outstanding notes completed on October 7, 2003 and the application of the net proceeds as described in "Use of Proceeds."

RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

        Our ratios of earnings to fixed charges are set forth below. For purposes of computing the following ratios, earnings represents income from continuing operations before fixed charges and income taxes. Fixed charges represents interest expense, capitalized interest and amortization of deferred debt issuance costs.

	Nine Months Ended	Ten-Month Transition Period Ended	Year Ended
	9/30/03	12/31/02	2/23/02	2/24/01		2/26/00	2/27/99
Ratio of Earnings to Fixed Charges	*	*	*	1.4	x	*	*

*
Earnings were insufficient to cover fixed charges by $31.8, $68.1, $102.3, $49.0 and $81.6 for the nine months ended September 30, 2003, for the transition period ended December 31, 2002 and for the fiscal years ended February 23, 2002, February 26, 2000 and February 27, 1999, respectively.

RISK FACTORS

        You should carefully consider the risks described below, in addition to the other information in this prospectus, before making a decision to purchase the notes.

Risks Associated with the Notes

Our substantial indebtedness could limit our ability to obtain additional financing and adversely effect the holders of the notes

        As of September 30, 2003, we had approximately $787.6 million of total indebtedness outstanding, representing approximately 95% of total capitalization, and $727.2 million of net indebtedness (total indebtedness less cash and cash equivalents) outstanding, representing approximately 87% of total capitalization. After giving pro forma effect to the offering of the outstanding notes and the application of the net proceeds therefrom, as of September 30, 2003, our total indebtedness would have aggregated approximately $883.6 million, representing approximately 95% of total capitalization, and our indebtedness (net of cash) would have aggregated approximately $733.3 million, representing approximately 79% of total capitalization. Subject to the limits contained in our existing bank credit facility and the indentures governing our outstanding senior subordinated notes, we could also incur substantial additional indebtedness in the future.

        The degree of our leverage could adversely effect the holders of the notes, by:

  •
  limiting our ability to obtain additional financing to fund our growth strategy, working capital requirements, capital expenditures, acquisitions, debt service requirements or other general corporate requirements; and

  •
  increasing our exposure to interest rate increases because borrowings under our current bank credit facility are, and borrowings under any future bank credit facility could be, at variable interest rates.

Our substantial indebtedness will require that a significant portion of our cash flow be used for debt service, which will limit our ability to use our cash flow for other areas of our business and could adversely affect the holders of the notes

As a result of our substantial indebtedness, we have substantial debt service obligations that could have significant consequences to holders of the notes, including:

  •
  limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of those funds to fund debt service obligations; and

  •
  increasing our vulnerability to adverse economic and industry conditions.

        Our ability to satisfy our debt service obligations will depend upon, among other things, our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is to a large extent dependent on economic, financial, competitive and other factors beyond our control. If, in the future, we cannot generate sufficient cash from operations to meet our debt service obligations, we will need to refinance, obtain additional financing or sell assets. We cannot assure you that our business will generate cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service requirements. For the nine months ended September 30, 2003, our cash flows from operations were $(21.2) million. See also "Selected Financial Data" on page 31. In addition to the debt service requirements of our outstanding indebtedness, we have other demands on our cash resources, including, among others, capital expenditures and operating expenses.

We have significant financial and operating restrictions in our debt instruments that may have an adverse effect on our operations

        The indentures governing our outstanding senior subordinated notes contain numerous financial and operating covenants that limit our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, including dividend payments, to engage in transactions with affiliates, to engage in sale/leaseback transactions, to guarantee indebtedness and to sell or otherwise dispose of assets and merge or consolidate with other entities. Agreements governing future indebtedness could also contain significant financial and operating restrictions. Our current bank credit facility contains customary affirmative and negative covenants. A failure to comply with the obligations contained in any current or future agreements governing our indebtedness, including our indentures, could result in an event of default under our current or any future bank credit facility, or such indentures, which could permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments.

As of the issue date of the outstanding notes, none of our subsidiaries guaranteed our obligations under the notes and, as of the issue date of the new notes, none of our subsidiaries are expected to guarantee our obligations under the notes and, accordingly, the assets of these non-guarantor subsidiaries may not be available to make payments on the notes

        No payments are required to be made from assets of subsidiaries that do not guarantee the notes, unless those assets are transferred by dividend or otherwise to us. In the event of a bankruptcy, liquidation or reorganization of any of our current or future non-guarantor subsidiaries, holders of their liabilities, including their trade creditors, will be entitled to payment of their claims from the assets of those subsidiaries before any assets of those subsidiaries are made available for distribution to us. As a result, the notes would be effectively subordinated to all debt and other liabilities, including trade payables, of such non-guarantor subsidiaries. Our non-guarantor subsidiaries may incur indebtedness and other liabilities subject to the limitations under "Description of the New Notes—Limitation on Indebtedness." Although certain of our domestic subsidiaries may be required in the future to guarantee our obligations under the notes under the circumstances described under the heading "Description of the New Notes—Issuances of Guarantees by Wholly-Owned Domestic Subsidiaries" in this prospectus, as of the issue date of the outstanding notes, none of our domestic or foreign subsidiaries guaranteed the notes and, as of the issue date of the new notes, none of our domestic or foreign subsidiaries are expected to guarantee the notes. In addition, any guarantees of the notes may be released under specified circumstances described under "Description of the New Notes." As a result, payments on the notes are only required to be made by us. In the ten month transition period ended December 31, 2002, approximately 3% of our net sales were from our domestic subsidiaries and approximately 28% of our sales were from our foreign subsidiaries. Our subsidiaries do not guarantee our bank credit facility or our existing senior subordinated notes.

The notes will not be secured by any of our assets and, as a result, the lenders under our current or any future secured bank credit facility would have a claim senior to the holders of the notes on the assets securing the bank credit facility in the event that we become insolvent or are liquidated or if payment under a secured bank credit facility is accelerated

        The notes will not be secured by any of our assets. Our obligations under our current bank credit facility are, and under any future bank credit facility would likely be, secured by substantially all of our assets. If we became insolvent or are liquidated, or if payment under our current or any future bank credit facility is accelerated, the lenders under such facilities would be entitled to exercise the remedies available to a secured lender under applicable law. Therefore, our bank lenders will have a claim on such assets before the holders of these notes. As of September 30, 2003, the total amount outstanding under our current bank credit facility was $79.0 million in bank borrowings and $6.5 million in letters of credit, and the remaining availability under the facility was $34.5 million. As of the same date, after giving pro forma effect to the offering of the outstanding notes, the use of a portion of the net proceeds of the offering to repay the balance outstanding under our existing bank credit facility and the amendment of our bank credit facility, we had no bank borrowings outstanding and availability under the bank credit facility totaled $43.5 million, reflecting letters of credit in the amount of

$6.5 million. For a description of our current bank credit facility see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." We may also incur additional secured indebtedness subject to limitations under the notes and those under our other debt.

We may not have the ability to raise the funds to purchase notes upon a change of control as required by the indenture

        Upon the change of control events specified in the indenture, each holder of notes may require us to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest. Our ability to repurchase the notes upon a change of control event will be limited by the terms of our debt agreements. Upon a change of control event, we may be required immediately to repay the outstanding principal, any accrued interest and any other amount owed by us under our current or any future bank credit facility. There can be no assurance that we would be able to repay amounts outstanding or obtain necessary consents under such facilities to repurchase these notes. In addition, upon the happening of a change of control event, we will be required to offer to purchase all of our outstanding 8% senior subordinated notes, 9 1/2% senior subordinated notes and 8 7/8% senior subordinated notes. Any requirement to offer to purchase any outstanding notes may result in us having to refinance our outstanding indebtedness, which we may not be able to do. In addition, even if we were able to refinance such indebtedness, such financing may be on terms unfavorable to us. The term "Change of Control" is defined in the "Description of the New Notes—Certain Definitions."

In the event that holders of the notes elect to require us to purchase the notes upon the occurrence of a change of control relating to the disposition of "substantially all" of our assets, there can be no assurance that a court interpreting this term under New York law would find that a disposition of "substantially all" of our assets had occurred

        One of the events that constitutes a change of control under the indenture governing the notes is the disposition of "all or substantially all" of our assets. This term has not been interpreted under New York law, the governing law of the indenture, to represent a specific quantitative test. As a consequence, in the event that holders of the notes elect to require us to purchase the notes and we elect to contest such an election, there can be no assurance as to how a court interpreting New York law would interpret the phrase "substantially all" or that we would ultimately be required to repurchase the notes.

We may enter into highly leveraged transactions or other transactions with our management or our affiliates, including reorganizations, restructurings and mergers, that would not afford the holders of the notes the right to require us to purchase the notes and that could adversely affect the holders of the notes

        The definition of "change of control" in the indenture governing the notes is limited in scope. As a result, the provisions of the indenture may not afford holders of the notes the right to require us to purchase the notes in the event of a highly leveraged transaction or other transaction with our management or our affiliates, including a reorganization, restructuring, merger or similar transaction involving our company, that may adversely affect the holders of the notes, if the transaction is not a transaction defined as a "change of control."

You may find it difficult to sell your new notes

        You may find it difficult to sell your new notes because an active trading market for the new notes may not develop. We expect that the new notes offered hereby will be eligible for trading in PORTAL.

        We do not intend to apply for listing or quotation of the new notes on any exchange. Therefore, we do not know the extent to which investor interest will lead to the development of a trading market of how liquid that market might be. If an active trading market for the new notes does not develop or is not maintained, the market price and liquidity of the new notes may be adversely affected.

If you do not tender your old notes to be exchanged in this exchange offer, your notes will remain subject to transfer restrictions

        If you do not tender your old notes to be exchanged in this exchange offer, your notes will remain restricted securities and will be subject to transfer restrictions. As restricted securities, your old notes:

  •
  may be resold only if registered pursuant to the Securities Act of 1933, if an exemption from registration is available thereunder, or if neither such registration nor such exemption is required by law; and

  •
  shall bear a legend restricting transfer in the absence of registration or an exemption therefrom.

        In addition, a holder of old notes who desires to sell or otherwise dispose of all or any part of its old notes under an exemption from registration under the Securities Act of 1933, if requested by us, must deliver to us an opinion of counsel, reasonably satisfactory in form and substance to us, that such exemption is available.

Risks Relating to Our Business

We are directly dependent upon the conditions in the airline and business jet industries and a severe and prolonged downturn could negatively impact our results of operations

        The September 11, 2001 terrorist attacks have severely impacted conditions in the airline industry. According to industry sources, since such attacks most major U.S. and a number of international carriers have substantially reduced their flight schedules, parked or retired portions of their fleets, reduced their workforce and implemented other cost reduction initiatives. The airlines have further responded by decreasing domestic airfares. As a result of the decline in both traffic and airfares following the September 11, 2001 terrorist attacks, and their aftermath, as well as other factors, such as the weakening economy and increases in fuel costs, the world airline industry lost a total of $25 billion in calendar 2001 and 2002. The airline industry crisis also caused 17 airlines worldwide to declare bankruptcy or cease operations in the past two years. The onset of war in Iraq and the Severe Acute Respiratory Syndrome (SARS) virus outbreak during the first quarter of 2003 further adversely affected the world airline industry. Estimates indicate that the U.S. airlines alone could lose nearly $11 billion during calendar 2003 as a result of the combined impact of these recent events.

        The business jet industry has also been experiencing a severe downturn, driven by weak economic conditions and poor corporate profits. In late 2002, three business jet manufacturers announced plans to reduce or temporarily halt production of a number of aircraft types. Business jet airframe manufacturers announced further planned production cuts in early 2003. Deliveries of new business jets were down 33% for the first half of 2003 compared to the same period a year ago, and are expected to remain depressed for the foreseeable future, according to industry forecasts.

        As a result of the foregoing, the airlines have been seeking to conserve cash in part by deferring or eliminating cabin interior refurbishment programs and deferring or canceling aircraft purchases. This, together with the reduction of new business jet production, has caused a substantial contraction in our business, the extent and duration of which cannot be determined at this time. We expect these adverse industry conditions to have a material adverse impact on our results of operations and financial condition until such time as conditions in the commercial airline and business jet industries improve. Additional events similar to those above could delay any recovery in the industry. While management has developed and implemented what it believes is an aggressive cost reduction plan to counter these difficult conditions, it cannot guarantee that the plans are adequate or will be successful.

The airline industry is heavily regulated and failure to comply with applicable laws could reduce our sales, or require us to incur additional costs to achieve compliance, which could reduce our results of operations

        The Federal Aviation Administration prescribes standards and licensing requirements for aircraft components, including virtually all commercial airline and general aviation cabin interior products, and licenses component repair stations within the United States. Comparable agencies, such as the U.K. Civil Aviation Authority and the Japanese Civil Aviation Board, regulate these matters in other countries. If we fail to obtain a required license for one of our products or services or lose a license previously granted, the sale of the subject product or service would be prohibited by law until such license is obtained or renewed. In addition, designing new products to meet existing regulatory requirements and retrofitting installed products to comply with new regulatory requirements can be both expensive and time consuming.

        From time to time the FAA proposes new regulations. These new regulations generally cause an increase in costs to comply with these regulations; when the FAA first enacted Technical Standard Order C127, all seating companies were required to meet these new rules. Compliance with this rule required industry participants to spend millions of dollars on engineering, plant and equipment to comply with the regulation. A number of smaller seating companies decided that they did not have the resources, financial or otherwise, to comply with these rules and they either sold their businesses or ceased operations.

        To the extent the FAA implements rule changes in the future, we may incur additional costs to achieve compliance.

There are risks associated with our facility consolidation and integration program; failure of our combined operations to perform as expected could lead to a loss of revenues and customers

        We have implemented a comprehensive facility consolidation and integration plan designed to reduce our capacity and fixed costs consistent with current demand and anticipated demand. This plan involved shutting five principal facilities, and transferring the operations to other facilities while maintaining an ongoing business for the transferred operations. If the results of implementing this plan are not as we expected, our costs may be higher than we currently anticipate or we may incur delays in delivering products to our customers or the quality of such products may suffer. This may adversely impact our results of operations and financial condition. While the facility consolidation program is nearly complete as of the date of this prospectus, there can be no assurance that the results of the implementation of this plan will continue to be as we expected or that we will not incur liabilities as a result thereof.

The airline industry is subject to extensive health and environmental regulation, any violation of which could subject us to significant liabilities and penalties

        We are subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, and may be subject to liability or penalties for violations of those standards. We are also subject to laws and regulations governing remediation of contamination at facilities currently or formerly owned or operated by us or to which we have sent hazardous substances or wastes for treatment, recycling or disposal. We may be subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability at any of our facilities, or at facilities we may acquire.

We compete with a number of established companies, some of which have significantly greater financial, technological and marketing resources than we do and we may not be able to compete effectively with these companies

        We compete with numerous established companies. Some of these companies, particularly in the passenger-to-freighter conversion business, have significantly greater financial, technological and marketing resources than we do. Our ability to be an effective competitor will depend on our ability to remain the supplier of retrofit and refurbishment products and spare parts on the commercial fleets on which our products are currently in service. It will also depend on our success in causing our products to be selected for installation in new aircraft, including next-generation aircraft, and in avoiding product obsolescence. Our ability to maintain or expand our market position in the passenger-to-freighter conversion business will depend on our success in being selected to convert specific aircraft, our ability to maintain and enhance our engineering design, our certification and program management capabilities and our ability to manufacture a broader range of structural components, connectors and fasteners used in this business.

There are risks inherent in international operations that could have a material adverse effect on our business operations

        While the majority of our operations are based domestically, each of our facilities sells to airlines all over the world. Our customers are located primarily in North America, Europe and the Asia/Pacific Rim region, including Australia and New Zealand, and we also have customers in most other geographic regions, including South America and the Middle East. As a result, 40% or more of our consolidated sales for the past three fiscal years were to airlines located outside the United States. In addition, we have a number of subsidiaries in foreign countries (primarily in Europe), which have sales outside the United States. Approximately 35% and 28%, respectively, of our sales during the nine months ended September 30, 2003 and transition period ended December 31, 2002 came from our foreign operations. Fluctuations in the value of foreign currencies affect the dollar value of our net investment in foreign subsidiaries, with these fluctuations being included in a separate component of stockholders' equity. Operating results of foreign subsidiaries are translated into U.S. dollars at average monthly exchange rates. At September 30, 2003 we reported a cumulative foreign currency translation amount of $(6.5) in stockholders' equity as a result of foreign currency adjustments, and we may incur additional adjustments in future periods. In addition, the U.S. dollar value of transactions based in foreign currency (collections on foreign sales or payments for foreign purchases) also fluctuates with exchange rates. If in the future a substantial majority of our sales were not denominated in the currency of the country of product origin, we could face increased currency risk. Also, changes in the value of the U.S. dollar or other currencies could result in fluctuations in foreign currency translation amounts or the U.S. dollar value of transactions and, as a result, our net earnings could be adversely affected. Our largest foreign currency exposure results from activity in euros and British pounds. See also "Managements Discussion and Analysis of Financial Condition and Results of Operations."

        Historically we have not engaged in hedging transactions. However, we may engage in hedging transactions in the future to manage or reduce our foreign exchange risk. However, our attempts to manage our foreign currency exchange risk may not be successful and, as a result, our results of operations and financial condition could be adversely affected.

        Our foreign operations could also be subject to unexpected changes in regulatory requirements, tariffs and other market barriers and political and economic instability in the countries where we operate. Due to our foreign operations we could be subject to such factors in the future and the impact of any such events that may occur in the future could subject us to additional costs or loss of sales, which could adversely affect our operating results.

Our total assets include substantial intangible assets. The write-off of a significant portion of unamortized intangible assets would negatively affect our results of operations

        Our total assets reflect substantial intangible assets. At September 30, 2003, goodwill and identified intangibles, net, represented approximately 52.8% of total assets. Intangible assets consist of goodwill and other identified intangible assets associated with our acquisitions, representing the excess of cost over the fair value of tangible assets we have acquired since 1989. We may not be able to realize the value of these assets. Goodwill and other intangible assets with indefinite lives are not amortized, but are reviewed at least annually for impairment. Acquired intangible assets with definite lives are amortized over their individual useful lives. In addition to goodwill, our intangible assets with indefinite lives consist of the M & M trademark. In accordance with SFAS No. 142, the goodwill and trademark with indefinite lives that were being amortized over periods ranging from 30 to 40 years follow the non-amortization approach beginning February 24, 2002. On at least an annual basis, we assess whether there has been an impairment in the value of goodwill and other intangible assets with indefinite lives. If the carrying value of the asset exceeds the estimated fair value of the related business, an impairment is deemed to have occurred. In this event, the amount is written down accordingly. Under current accounting rules, this would result in a charge to operating earnings. Any determination requiring the write-off of a significant portion of unamortized goodwill and identified intangible assets would negatively affect our results of operations and total capitalization, which could be material.

If we make acquisitions, they may be less successful than we expect which could have a material adverse effect on our financial condition

        We may consider future acquisitions, some of which could be material to us. We continually explore and conduct discussions with many third parties regarding possible acquisitions, although we have no current intentions of pursuing or making any material acquisitions in the near future. Our ability to continue to achieve our goals may depend upon our ability to effectively integrate such companies, to achieve cost efficiencies and to manage these businesses as part of our company. We may not be successful in implementing appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these acquisitions. Our efforts to integrate these businesses could be adversely affected by a number of factors beyond our control, such as regulatory developments, general economic conditions, increased competition and the loss of certain customers resulting from the acquisitions. In addition, the process of integrating these businesses could cause difficulties for us, including an interruption of, or loss of momentum in, the activities of our existing business and the loss of key personnel and customers. Further, the benefits that we anticipate from these acquisitions may not develop. Depending upon the acquisition opportunities available, we also may need to raise additional funds or arrange for additional bank financing in order to consummate such acquisitions.

FORWARD-LOOKING STATEMENTS

        This prospectus and documents incorporated by reference herein contain, or will contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include all statements that do not relate solely to historical or current facts, including statements regarding implementation and expected benefits of lean manufacturing and continuous improvement programs, our dealings with customers and partners, the consolidation of facilities, reduction of our workforce, integration of acquired businesses, ongoing capital expenditures, the impact of the large number of indefinitely grounded aircraft on demand for our products and our underlying assets, the adequacy of funds to meet our capital requirements, the ability to refinance our indebtedness, if necessary, the reduction of debt, the potential impact of new accounting pronouncements and the impact on our business from the September 11, 2001 terrorist attacks, SARS outbreak and war in Iraq. These forward-looking statements include risks and uncertainties, and our actual experience may differ materially from that anticipated in such statements. Factors that might cause such a difference include those under the heading "Risk Factors" in this prospectus, as well as future events that may have the effect of reducing our available operating income and cash balances, such as unexpected operating losses, the impact of rising fuel prices on our airline customers, outbreaks or escalations of national or international hostilities, terrorist attacks, prolonged health issues which reduce air travel demand (e.g., SARS), delays in, or unexpected costs associated with, the integration of our acquired or recently consolidated businesses, conditions in the airline industry, changing conditions in the business jet industry, problems meeting customer delivery requirements, our success in winning new or expected refurbishment contracts from customers, capital expenditures, cash expenditures related to possible future acquisitions, facility closures, product transition costs, labor disputes involving us, our significant customers or airframe manufacturers, the possibility of a write-down of intangible assets, delays or inefficiencies in the introduction of new products or fluctuations in currency exchange rates.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein. These statements should not be considered in isolation and you should make your investment decision only after carefully reading the entire prospectus and the documents incorporated by reference.

        You should note that although the prospectus and documents incorporated by reference herein contain, or will contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, the safe harbor provided for by the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender or exchange offer.

USE OF PROCEEDS

        There will be no cash proceeds payable to us from the issuance of the new notes pursuant to the exchange offer. The net proceeds less estimated debt issue costs recieved by us from the sale of the outstanding notes in the private offering completed on October 7, 2003 were approximately $168.9 million.

        We used approximately $79.0 million of the net proceeds from the offering to repay the balance outstanding under our existing bank credit facility, which we borrowed primarily to fund working capital and acquisitions. The bank credit facility bore interest, as of September 30, 2003, at a weighted average rate of approximately 5.1% per year and is repayable in August 2006. In connection with this offering, we amended our bank credit facility to reduce commitments thereunder to $50.0 million. We may borrow under the facility in the future, subject to the limits contained in our existing bank credit facility and other debt agreements, to fund our working capital and other general corporate needs.

        The remainder of the net proceeds were added to our cash and cash equivalents which will be used for working capital, including funding future liquidity requirements, if any, and for general corporate purposes, which may include potential future acquisitions. We have no current intentions of pursuing or making any material acquisitions.

        We have invested the net proceeds in short-term, interest bearing securities.

THE EXCHANGE OFFER

Registration Rights

        In connection with the sale of the outstanding notes, the purchasers thereof became entitled to the benefits of certain registration rights discussed below. Pursuant to the registration rights agreement executed as part of the offering, we agreed to:

  •
  file within 60 days, and cause to become effective within 180 days, of the date of the original issue of the outstanding old notes, the registration statement of which this prospectus is a part with respect to the exchange of the old notes for the new notes to be issued in the exchange offer; and

  •
  cause the exchange offer to be consummated within 210 days of the original issue of the old notes.

Shelf Registration

        In the event that

  •
  any changes in law or applicable interpretation of the staff of the SEC do not permit us to effect the exchange offer;

  •
  for any other reason the exchange offer is not consummated within 210 days following the date of the original issue of the old notes;

  •
  any holder of the old notes other than the initial purchasers in the offering (the "Initial Purchasers") is not eligible to participate in the exchange offer; or

  •
  upon the request of any initial purchaser under certain circumstances,

we have agreed to use our best efforts to cause to become effective the 210th day after the original issue of the old notes, a shelf registration statement with respect to the resale of the old notes and to keep the shelf registration statement effective until two years after the effective date thereof (or until one year after such effective date if such shelf registration statement is filed at the request of the initial purchasers under certain circumstances).

        In the event the exchange offer is consummated, we will not be required to file a shelf registration statement relating to any outstanding old notes other than those held by persons not eligible to participate in the exchange offer, and the interest rate on such old notes will remain at its initial level of 8 1/2%. The exchange offer shall be deemed to have been consummated upon the earlier to occur of

  •
  our having exchanged new notes for all outstanding old notes (other than old notes held by persons not eligible to participate in the exchange offer) pursuant to the exchange offer and

  •
  our having exchanged, pursuant to the exchange offer, new notes for all old notes that have been tendered and not withdrawn on the expiration date.

        Upon consummation, holders of old notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act. See "Risk Factors—If you do not tender your old notes to be exchanged in this exchange offer, your notes will remain subject to transfer restrictions."

Additional Interest

        In the registration rights agreement, we also agreed that in the event that

  •
  the registration statement is not filed with the SEC on or prior to the 60th calendar day following the date of the original issue of the old notes;

  •
  the registration statement is not declared effective on or prior to the 180th calendar day following the date of the original issue of the old notes; or

  •
  the exchange offer is not consummated or a shelf registration statement is not declared effective on or prior to the 210th calendar day following the original issue of the old notes the interest rate borne by the old notes shall be increased by one-quarter of 1% per annum after such 60, 180 or 210-day period, as the case may be. The interest rate on the notes will increase by an additional one-quarter of 1% per annum for each subsequent 90-day period during which the registration default continues, with the aggregate amount of such increase from the original interest rate pursuant to those provisions to in no event exceed 1% per annum. Once the default is cured, the interest rate borne by the old notes from the date of the filing or effectiveness or the day before the date of consummation, as the case may be, will be reduced to the original interest rate if we are otherwise in compliance with such requirements.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying Letter of Transmittal, we will accept all old notes validly tendered prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer in denominations of $1,000 and integral multiples thereof.

        As of the date of this prospectus, $175 million aggregate principal amount of the old notes is outstanding. In connection with the issuance of the old notes, we arranged for the old notes initially purchased by Qualified Institutional Buyers to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. The new notes will also be issuable and transferable in book-entry form through DTC.

        This prospectus, together with the accompanying Letter of Transmittal, is being sent to all registered holders as of December 17, 2003, which is the record date for purposes of the exchange offer.

        We shall be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof to the exchange agent. See "—Exchange Agent." The exchange agent will act as agent for the tendering holders of old notes for the purpose of receiving new notes from us and delivering new notes to such holders.

        If any tendered old notes are not accepted for any exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted old notes will be returned, without expenses, to the tendering holder thereof promptly after the expiration date.

        Holders of old notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in connection with the exchange offer. See "—Fees and Expenses."

Expiration Dates, Extensions, and Amendments

        The term "expiration date" shall mean January 26, 2004 unless we in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date to which the exchange offer is extended.

        In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will mail to the record holders of old notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Such announcement may state that we are extending the exchange offer for a specified period of time.

        We reserve the right:

  •
  to delay acceptance of any old notes in the event that the exchange offer is extended, to extend the exchange offer or to terminate the exchange offer and to refuse to accept any old notes, if any of the conditions set forth herein under "—Termination" shall have occurred and shall not have been waived by us (if permitted to be waived by us) prior to the expiration date, by giving oral or written notice of such delay, extension or termination to the exchange agent; and

  •
  to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the old notes.

        Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the old notes of such amendment.

        Without limiting the manner by which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

Interest on the New Notes

        The new notes will bear interest from October 7, 2003 payable semiannually on April 1 and October 1 of each year commencing on April 1, 2004, at the rate of 8 1/2% per annum. Holders of old notes whose old notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the old notes accrued from October 7, 2003 until the date of the issuance of the new notes. Consequently, holders who exchange their old notes for new notes will receive the same interest payment on April 1, 2004 (the first interest payment date with respect to the old notes and the new notes) that they would have received had they not accepted the exchange offer.

Resale of the New Notes

        Based on no-action letters issued by the staff of the SEC to third parties, we believe that the new notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than a broker-dealer who purchased the notes directly from us to resell pursuant to an exemption under the Securities Act or a person that is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act) without a compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

  •
  the new notes were acquired in the ordinary course of business; and

  •
  the holder is not participating, and has no arrangements or understanding with any person to participate, in the distribution of the new notes.

        Holders of old notes wishing to accept the exchange offer must represent to us that these conditions have been met.

        Each broker-dealer that receives new notes in exchange for old notes held for its own account, as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealer in connection with resales of new notes received in exchange for old notes. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus and any amendment or supplement to this prospectus available to any such broker-dealer for use in connection with any such resale. See "Plan of Distribution."

Procedure for Tendering

        To tender in the exchange offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signature thereon guaranteed if required by the Letter of Transmittal and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the old notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

        Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the old notes by causing DTC to transfer such old notes into the exchange agent's account in accordance with DTC's procedure for such transfer. Although delivery of old notes may be effected through book-entry transfer into the exchange agent's account at DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the exchange agent at its addresses set forth herein under "—Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

        The tender by a holder of old notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

        Delivery of all documents must be made to the exchange agent at its address set forth herein. Holders may also request that their respective brokers, dealers, commercial banks, trust companies, or nominees effect such tender for such holders.

        The method of delivery of old notes and the Letters of Transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No Letter of Transmittal or old notes should be sent to us.

        Only a holder of old notes may tender such old notes in the exchange offer. The term "holder" with respect to the exchange offer means any person in whose name old notes are registered on the books of the company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by DTC who desires to deliver such old notes by book-entry transfer at DTC.

        Any beneficial holder whose old notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his old notes, either make appropriate arrangements to register ownership of the old notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

        Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless the old notes tendered pursuant thereto are tendered:

  •
  by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal; or

  •
  for the account of an Eligible Institution.

        If the Letter of Transmittal is signed by a person other than the registered holder of any old notes listed therein, such old notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the old notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders that appears on the old notes.

        If the Letter of Transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the Letter of Transmittal.

        All the questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered old notes will be determined by us in our sole discretion, which determinations will be final and binding. We reserve the absolute right to reject any and all old notes not validly tendered or any old notes our acceptance of which would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities as to particular old notes and any conditions of tender as to all of the old notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of old notes nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holder of such old notes unless otherwise provided in the Letter of Transmittal promptly following the expiration date.

        In addition, we reserve the right in our sole discretion to:

  •
  purchase or make offers for any old notes that remain outstanding subsequent to the expiration date, or, as set forth under "—Termination," to terminate the exchange offer; and

  •
  to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchase or offers may differ from the terms of the exchange offer.

        By tendering, each holder of old notes will represent to us that among other things, the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such new notes, whether or not such person is the holder, that neither the holder nor any other person has an arrangement or understanding with any person to participate in the distribution of the new notes and that neither the holder nor any such other person in an "affiliate" of our company within the meaning of Rule 405 under the Securities Act.

Guaranteed Delivery Procedure

        Holders who wish to tender their old notes and whose old notes are not immediately available, or who cannot deliver their old notes, the Letter of Transmittal, or any other required documents to the exchange agent prior to the expiration date, or if such holder cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

  •
  The tender is made through an Eligible Institution;

  •
  Prior to the expiration date, the exchange agent receives from such eligible institution a properly competed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery):

  •
  setting forth the name and address of the holder of the old notes, the certificate number or numbers of such old notes and the principal amount of old notes tendered;

  •
  stating that the tender is being made by guaranteed delivery; and

  •
  guaranteeing that, within five business days after the expiration date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the old notes to be tendered in proper form for transfer and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the exchange agent; and

  •
  the exchange agent receives the properly completed and executed Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing all tendered old notes in proper form for transfer (or confirmation of a book-entry transfer into the exchange agents' account at DTC of old notes delivered electronically) and all other documents required by the Letter of Transmittal within five business days after the expiration date.

Withdrawal of Tenders

        Except as otherwise provided herein, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the expiration date.

        To withdraw a tender of old notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the business day prior to the expiration date. Any such notice of withdrawal must:

  •
  specify the name of the person having deposited the old notes to be withdrawn (the "Depositor");

  •
  identify the old notes to be withdrawn (including the certificate number or numbers and principal amount of the old notes);

  •
  be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which the old notes were tendered (including any required signature guarantees) or be accompanied by documents of transfers sufficient to permit the Trustee with respect to the old notes to register the transfer of the old notes into the name of the Depositor withdrawing the tender; and

  •
  specify the name in which the old notes are to be registered, if different from that of the Depositor.

        All questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices will be determined by us, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect thereto unless the old notes so withdrawn are validly tendered. Any old notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be tendered by following one of the procedures described above under "—Procedures for Tendering" at any time prior to the expiration date.

Termination

        Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange new notes for, any old notes not therefore accepted for exchange, and may terminate or amend the exchange offer as provided herein before the acceptance of such old notes if:

  •
  any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer, which, in our judgment, might materially impair our ability to proceed with the exchange offer; or

  •
  any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute rule or regulation is interpreted by the staff of the SEC or court of competent jurisdiction in a manner, which, in our judgment, might materially impair our ability to proceed with the exchange offer.

        If we determine that we may terminate the exchange offer, as set forth above, we may:

  •
  refuse to accept any old notes and return any old notes that have been tendered to the holders thereof;

  •
  extend the exchange offer and retain all old notes that have been tendered prior to the expiration of the exchange offer, subject to the rights of such holders of tendered old notes to withdraw their tendered old notes; or

  •
  waive such termination event with respect to the exchange offer and accept all properly tendered old notes that have not been withdrawn.

        If such waiver constitutes a material change in the exchange offer, we will disclose the change by means of a supplement to this prospectus that will be distributed to each registered holder of old notes and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the old notes, if the exchange offer would otherwise expire during such period.

Exchange Agent

        The Bank of New York, the Trustee under the indenture governing the notes (the "Indenture"), has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the Letter of Transmittal should be directed to the exchange agent addressed as follows:

By Mail or Hand Delivery:	The Bank of New York Reorganization Unit 101 Barclay Street, 7-East New York, NY 10286 Attention: Giselle Guadalupe
Facsimile Transmission:	(212) 298-1915
Confirm by Telephone:	(212) 815-6331

Fees and Expenses

        The expense of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail. Additional solicitations may be made by officers and regular employees of ours and our affiliates in person, by facsimile or telephone.

        We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent's reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, Letters of Transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

        The expenses to be incurred in connection with the exchange offer, including fees and expenses of the exchange agent and trustee and accounting and legal fees, will be paid by us.

        We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, certificates representing new notes or old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any other person other than the registered holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequences of Failure to Exchange

        If you do not tender your old notes to be exchanged in this exchange offer, they will remain "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act. Accordingly, they may only be resold if:

  •
  registered pursuant to the Securities Act;

  •
  an exemption from registration is available; or

  •
  neither registration nor an exemption is required by law; and

they shall continue to bear a legend restricting transfer in the absence of registration or an exemption from registration.

        As a result of the restrictions on transfer and the availability of the new notes, the old notes are likely to be much less liquid than before the exchange offer. Following the consummation of the exchange offer, in general, holders of old notes will have no further registration rights under the registration rights agreement.

CAPITALIZATION
(dollars in millions, except share data)

        The following table sets forth our capitalization as of September 30, 2003:

  •
  on an actual basis; and

  •
  as adjusted to reflect the sale of the outstanding notes in the private offering completed on October 7, 2003 and the application of the net proceeds to us.

        We used approximately $79.0 of the net proceeds to repay the balance outstanding under our existing bank credit facility, with the remainder added to our cash and cash equivalents which will be used for working capital, including funding future liquidity requirements, if any, and for general corporate purposes.

        This table should be read in conjunction with our consolidated financial statements and related notes thereto incorporated by reference in this prospectus.

	As of September 30, 2003
	Actual	As Adjusted
	(dollars in millions)
Cash and cash equivalents	$60.4	$150.3

Short-term debt, including current maturities of long-term debt	$3.2	$3.2

Long-term debt, excluding current maturities:
Bank credit facility(1)	79.0	—
8 1/2% Senior Notes due 2010	—	175.0
8% Senior Subordinated Notes due 2008	249.7	249.7
9 1/2% Senior Subordinated Notes due 2008	200.0	200.0
8 7/8% Senior Subordinated Notes due 2011	250.0	250.0
Other long-term debt	5.7	5.7

Total long-term debt	$784.4	$880.4

Stockholders' equity
Preferred Stock, $0.01 par value, 1.0 million shares authorized; no shares issued and outstanding	—	—
Common Stock, $0.01 par value, 100.0 million shares authorized; 36.0 million shares issued and outstanding	0.4	0.4
Additional paid-in capital	413.2	413.2
Accumulated deficit	(363.5)	(363.5)
Accumulated other comprehensive loss	(6.5)	(6.5)

Total stockholders' equity	43.6	43.6

Total capitalization	$831.2	$927.2

(1)
Commitments under the bank credit facility totaled $120.0 at September 30, 2003. At September 30, 2003, indebtedness under the bank credit facility consisted of outstanding borrowings of $79.0 and letters of credit aggregating approximately $6.5. The amount available under the bank credit facility was $34.5 as of September 30, 2003. On September 26, 2003, we amended our bank credit facility. The amendment reduced the commitments to $120.0 as of September 26, 2003 and limited advances under the facility to amounts deemed eligible under an asset based formula, increased the interest rate to 400 basis points over the Eurodollar rate and provided additional flexibility under certain financial covenants. Effective October 7, 2003, we further amended this facility to reduce the commitments to $50.0.

SELECTED FINANCIAL DATA
(In millions, except per share data)

        The financial data as of and for the fiscal years ended February 27, 1999, February 26, 2000, February 24, 2001 and February 23, 2002, and as of and for the transition period ended December 31, 2002 have been derived from financial statements which have been audited by our independent auditors. The financial data for the nine month periods ended September 30, 2002 and September 30, 2003 have been derived from financial statements which are unaudited, but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of such periods. Operating results for the nine months ended September 30, 2003 and September 30, 2002 are not necessarily indicative of results that may be expected for a full year. Effective as of February 24, 2001 we acquired Alson Industries, Inc., T.L. Windust Machine, Inc., Maynard Precision, Inc. and DMGI, Inc. During fiscal 2002, we acquired M&M Aerospace Hardware, Inc., Nelson Aero Space, Inc. and Denton Jet Interiors, Inc. We also made one acquisition during the transition period ended December 31, 2002 and one acquisition during the nine months ended September 30, 2003. Results for each of these acquisitions are included in our operations in the financial data below since the date of acquisition. The following financial information is qualified by reference to, and should be read in conjunction with, our historical financial statements, including notes thereto, which are incorporated by reference in this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Also incorporated by reference in this prospectus are unaudited financial statements as of and for the nine months ended September 30, 2002 and September 30, 2003. Effective January 1, 2003, the Company adopted SFAS No. 145 "Rescissions of FASB Statements No. 4, 44, and 64, amendment of FASB Statement No. 13, and Technical Corrections" and, accordingly, has reclassified certain amounts from extraordinary item to loss on debt extinguishment in the summary financial data below and consolidated financial statements incorporated by reference in this prospectus.

	Fiscal Year Ended				Transition Period Ended	9 Months Ended
	2/27/1999(a)	2/26/2000(b)	2/24/2001(c)	2/23/2002(d)	12/31/2002(d)	9/30/2002(d)	9/30/2003(d)
	(in millions, except per share data)
Income Statement Data:
Net sales	$701.3	$723.3	$666.4	$680.5	$503.6	$449.7	$461.0
Cost of sales (e)	522.9	543.6	416.6	530.1	352.3	303.0	329.7

Gross profit	178.4	179.7	249.8	150.4	151.3	146.7	131.3
Selling, general and administrative (f)	106.1	119.0	124.2	139.4	128.0	84.9	79.7
Research, development and engineering	56.2	54.0	48.9	43.5	34.1	28.9	32.5
Transaction gain, expenses and other expenses	53.9	—	—	—	—	—	—

Operating (loss) earnings	(37.8)	6.7	76.7	(32.5)	(10.8)	32.9	19.1
Equity in losses of unconsolidated subsidiary	—	1.3	—	—	—	—	—
Interest expense, net	41.7	52.9	54.2	60.5	57.3	50.5	50.9
Loss on debt extinguishment (g)	—	—	—	9.3	—	—	—

Loss before income taxes	(79.5)	(47.5)	22.5	(102.3)	(68.1)	(17.6)	(31.8)
Income taxes	3.9	3.3	2.2	1.8	2.7	0.9	2.2

Net (loss) earnings (e)	$(83.4)	$(50.8)	$20.3	$(104.1)	$(70.8)	$(18.5)	$(34.0)

Basic net (loss) earnings per share:
Net (loss) earnings	$(3.36)	$(2.05)	$0.80	$(3.18)	$(2.03)	$(0.53)	$(0.95)

Weighted average common shares	24.8	24.8	25.4	32.7	34.9	34.7	35.8
Diluted net (loss) earnings per share:
Net (loss) earnings	$(3.36)	$(2.05)	$0.78	$(3.18)	$(2.03)	$(0.53)	$(0.95)

Weighted average common shares	24.8	24.8	25.9	32.7	34.9	34.7	35.8

Other Financial Data:
Depreciation and amortization	$40.7	$42.2	$42.8	$46.8	$24.7	$24.9		$21.4
Capital expenditures (excluding acquisitions)	37.5	33.2	17.2	13.9	17.4	14.5		8.8
Cash flows from operations	15.2	16.9	57.9	57.9	(13.5)	0.4		(21.2)
Cash flows from investing	(226.8)	(49.4)	(18.1)	(231.0)	6.9	11.1		(12.5)
Cash flows from financing	86.7	30.7	(16.0)	272.9	0.7	—		(64.2)
Ratio of Earnings to Fixed Charges (h)	NM (i)	NM (i)	1.4	NM (i)	NM (i)	NM	(i)	NM (i)
Segment Data:
Sales:
Commercial aircraft products
Seating products	$296.5	$324.9	$288.1	$247.8	$144.6	$130.1		$160.1
Interior systems products	137.9	144.8	151.6	152.6	116.0	100.5		103.7
Engineered interior structures	123.2	172.5	140.6	150.2	93.9	83.6		68.4

Total commercial aircraft products	557.6	642.2	580.3	550.6	354.5	314.2		332.2
Business jet products	64.9	81.1	86.1	85.6	71.1	63.7		51.0
Fastener distribution	—	—	—	44.3	78.0	71.8		77.8
In-Flight Entertainment	78.8	—	—	—	—	—		—
Operating (loss) earnings:
Commercial aircraft products	(17.9)	(6.5)	62.5	(40.1)	(32.9)	10.1		4.7
Business jet products	(40.3)	13.2	14.2	6.0	7.6	9.7		0.7
Fastener distribution	—	—	—	1.6	14.5	13.1		13.7
In-Flight Entertainment	20.4	—	—	—	—	—		—
	Fiscal Year Ended				Transition Period Ended	9 Months Ended
	2/27/1999(a)	2/26/2000(b)	2/24/2001(c)	2/23/2002(d)	12/31/2002(d)	9/30/2002(d)	9/30/2003(d)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$39.5	$37.4	$60.3	$159.5	$156.9	$153.0	$60.4
Working capital	143.4	129.9	174.9	304.8	262.9	327.8	190.8
Total assets	904.3	881.8	936.0	1,128.3	1,067.1	1,118.1	964.5
Senior debt	44.2	72.4	60.1	155.1	153.2	153.5	87.7
Total debt	593.6	621.9	609.6	854.8	852.9	853.2	787.6
Stockholders' equity (e)	115.9	64.5	135.3	121.1	69.3	122.3	43.6

(a)
As a result of acquisitions in 1999, we recorded a charge of $79.2 for the write-off of acquired in-process research and development and acquisition-related expenses. We also sold a 51% interest in our in-flight entertainment business, as a result of which we recorded a gain of $25.3. Transaction gain, expenses and other expenses for the year ended February 27, 1999 consist of the in-process research and development and other acquisition expenses, offset by the gain attributable to the sale of our in-flight entertainment business. During fiscal 1999, we implemented a restructuring plan. In connection therewith we closed 7 plants and reduced our workforce by approximately 1,000 positions. As a result, we incurred $87.8 of costs included as a component of cost of sales that included both the restructuring referred to above, the rationalization of related product lines and the introduction of new products.

(b)
Our operating results during fiscal 2000 were negatively impacted due to operational problems in our seating operations. These problems, which have since been resolved, arose due to a misalignment between our manufacturing processes, our newly installed Enterprise Resource Planning, or ERP, system and our product and service line rationalization. The aggregate impact of these problems on our results for the year ended February 26, 2000 was $94.4. Substantially all of these costs have been included as a component of cost of sales.

(c)
Our operating earnings during fiscal 2001 were negatively impacted by costs related to acquisitions and the termination of a proposed initial public offering by our subsidiary Advanced Thermal Sciences. These items reduced our net earnings by $8.3 and were included as a component of operating expenses.

(d)
In response to the terrorist attacks on September 11, 2001 and the resulting impact on the airline industry subsequent to the attacks, we adopted and began to implement a facility consolidation and integration plan in November 2001 designed to re-align our capacity and cost structure consistent with changed conditions in the airline industry. This plan reduced the number of principal production facilities from 16 to 11, and reduced our workforce by approximately 1,000 employees. In response to worsening industry conditions during 2002, we revised our consolidation plan to encompass a total of 1,500 employees. Through September 30, 2003, we have recorded approximately $164.1 of facility and workforce consolidation and integration costs, including about $74.1 of cash costs. The consolidation and integration costs have been included as a component of cost of sales.

        We incurred costs related to this program as follows:

			9 Months Ended
	Fiscal Year Ended 2/23/02	Transition Period Ended 12/31/02
			9/30/02	9/30/03
	(dollars in millions)
Cash charges (severance, integration costs, lease termination costs, relocation, training, facility preparation)	$21.3	$32.5	$24.6	$20.0
Write-down of property, plant, equipment, inventory and other assets	62.9	7.0	—	—
Impaired intangible assets	20.4	—	—	—

Total	$104.6	$39.5	$24.6	$20.0

We also incurred acquisition-related expenses of $6.8 during the fiscal year ended February 23, 2002 which have been included as a component of selling, general and administrative expenses.

(e)
We have acquired 24 businesses since 1989 for an aggregate purchase price of nearly $1 billion. We have incurred and expensed $276.5 million in fiscal years 1999-2002 related to acquisitions, integration of such acquisitions, consolidation of 17 facilities and reduction of 3,000 employees. We incurred and expensed approximately $164.1 million of such costs since the terrorist attacks of September 11, 2001, increasing the number of facilities consolidated to 22 and its total headcount reductions to approximately 4,400 employees. See also footnotes (a) and (d) above.

(f)
In February 2003, we received an adverse arbitration award related to the amounts due us from the sale of our In-Flight Entertainment business to the Thales Group, resulting in a charge of $29.5. In June 2003, we received $9.0 in connection with the resolution of the final matters associated with the sale of the In-Flight Entertainment business, offset by current period charges totaling $7.0 primarily related to inventories, increasing our allowance for bad debts and reducing properties held for sale to estimated current values.

(g)
Loss on debt extinguishment of $9.3 for unamortized debt issue costs, redemption premiums and expenses related to the early retirement of our 9 7/8% senior subordinated notes due February 1, 2006 has been included in our consolidated statement of operations for the fiscal year ended February 23, 2002.

(h)
For purposes of computing this ratio, earnings consists of earnings before income taxes and fixed charges less interest capitalized. Fixed charges consists of interest expense, interest capitalized, rental interest factor and amortization of deferred debt issuance costs and discounts.

(i)
Earnings were insufficient to cover fixed charges by approximately $31.8 and $17.6 for the nine months ended September 30, 2003 and September 30, 2002, respectively. Earnings were insufficient to cover fixed charges by approximately $68.1, $102.3, $49.0 and $81.6 for the transition period ended December 31, 2002, and for the fiscal years ended February 23, 2002, February 26, 2000 and February 27, 1999, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        All dollar amounts in the following discussion and analysis are presented in millions of dollars, except per share amounts.

Overview

        Based on our experience in the industry, we believe we are the world's largest manufacturer of cabin interior products for commercial aircraft and for business jets and a leading aftermarket aerospace distributor of fasteners. We sell our manufactured products directly to virtually all of the world's major airlines and airframe manufacturers and a wide variety of business jet customers. In addition, based on our experience, we believe that we have achieved leading global market positions in each of our major product categories, which include

  •
  commercial aircraft seats, including an extensive line of first class, business class, tourist class and regional aircraft seats;

  •
  a full line of aircraft food and beverage preparation and storage equipment, including coffeemakers, water boilers, beverage containers, refrigerators, freezers, chillers and microwave, high heat convection and steam ovens;

  •
  both chemical and gaseous aircraft oxygen delivery systems;

  •
  business jet and general aviation interior products, including an extensive line of executive aircraft seats, direct and indirect overhead lighting systems, oxygen delivery systems, air valve systems, high-end furniture and cabinetry; and

  •
  A broad line of aftermarket fasteners, covering over 100,000 SKUs.

        We design, develop and manufacture a broad range of cabin interior structures and provide comprehensive aircraft cabin interior reconfiguration and passenger-to-freighter conversion engineering services and component kits.

        We generally derive our revenues from two primary sources: refurbishment or upgrade programs for the existing worldwide fleets of commercial and general aviation aircraft and new aircraft deliveries. For the nine months ended September 30, 2003, the ten month transition period ended December 31, 2002 and year ended February 23, 2002, approximately 56%, 60% and 63%, respectively, of our revenues were derived from the aftermarket, with the remaining portions attributable to new aircraft deliveries. We believe our large installed base of products, estimated to be over $4.9 billion as of September 30, 2003 (valued at replacement prices), gives us a significant advantage over our competitors in obtaining orders both for spare parts and for refurbishment programs, principally due to the tendency of the airlines to purchase equipment for such programs from the original supplier.

        We conduct our operations through strategic business units that have been aggregated under three reportable segments: Commercial Aircraft Products, Business Jet Products and Fastener Distribution.

        Net sales by line of business for the nine month periods ended September 30, 2003 and September 30, 2002, the transition period ended December 31, 2002 and the fiscal years ended February 23, 2002 and February 24, 2001 were as follows:

	Fiscal Year Ended						Nine Months Ended
					Ten-Month Period Ended 12/31/02
	2/24/01		2/23/02				9/30/02		9/30/03
	Net Sales	% of Net Sales	Net Sales	% of Net Sales	Net Sales	% of Net Sales	Net Sales	% of Net Sales	Net Sales	% of Net Sales
Commercial aircraft products:
Seating products	$288.1	43.2%	$247.8	36.4%	$144.6	28.7%	$130.1	28.9%	$160.1	34.7%
Interior systems products	151.6	22.8	152.6	22.4	116.0	23.0	100.5	22.4	103.7	22.5
Engineered interior structures, components and assemblies	140.6	21.1	150.2	22.1	93.9	18.7	83.6	18.6	68.4	14.8

	580.3	87.1	550.6	80.9	354.5	70.4	314.2	69.9	332.2	72.0
Business jet products	86.1	12.9	85.6	12.6	71.1	14.1	63.7	14.1	51.0	11.1
Fastener distribution	—	—	44.3	6.5	78.0	15.5	71.8	16.0	77.8	16.9

Net sales	$666.4	100.0%	$680.5	100.0%	$503.6	100.0%	$449.7	100.0%	$461.0	100.0%

        We generated approximately 50% of our total revenues from sales outside the U.S. for the nine month period ended September 30, 2003, with approximately 26% of total revenues generated in Europe and approximately 18% generated in Asia (including Australia and New Zealand). We generated approximately 46% of our total revenues from sales outside the U.S. for the transition period ended December 31, 2002, and approximately 24% of total revenues was generated in Europe and approximately 16% was generated in Asia (including Australia and New Zealand). In fiscal 2002, we generated approximately 42% of our total revenues from sales outside the U.S., and approximately 20% of total revenues were generated in Europe and approximately 14% was generated in Asia (including Australia and New Zealand). In fiscal 2001, we generated approximately 42% of our total revenues from sales outside the U.S., and approximately 22% of total revenues were generated in Europe and approximately 14% was generated in Asia (including Australia and New Zealand).

        We have substantially expanded the size, scope and nature of our business through a number of acquisitions. Since 1989, we have completed 24 acquisitions, including one acquisition during the nine months ended September 30, 2003, one acquisition during the transition period ended December 31, 2002, three during fiscal year 2002 and four during fiscal year 2001, for an aggregate purchase price of approximately $982.7, in order to position ourselves as the preferred global supplier to our customers.

        During the period from 1989 to 2000, we integrated the acquired businesses, closing 17 facilities, reducing our workforce by 3,000 positions and implementing common information technology platforms and lean manufacturing initiatives company-wide. This integration effort resulted in costs and charges totaling approximately $125.0.

        The rapid decline in industry conditions brought about by the terrorist attacks on September 11, 2001 caused us to implement a facility consolidation and integration plan designed to re-align our capacity and cost structure with changed conditions in the airline industry. The facility consolidation and integration plan included closing five facilities and reducing workforce by approximately 1,500 employees. We believe these initiatives will enable us to substantially expand profit margins when industry conditions improve and demand increases, strengthen the global business management focus on our core product categories and more effectively leverage our resources. The total estimated cost of this program is approximately $166.0, including $76.0 of cash charges. Through September 30, 2003, we had incurred approximately $164.1 of the costs of this program, including $74.1 of the cash costs. We expect that we will incur approximately $1.0-$2.0 of additional costs related to this program during the fourth quarter.

        New product development is a strategic initiative for our company. Our customers regularly request that we engage in new product development and enhancement activities. We believe that these activities, if properly focused and managed, will protect and enhance our leadership position. Research, development and engineering spending have been approximately 6%—7% of sales for the past several years, and is expected to remain at that level for the foreseeable future.

        We also believe in providing our businesses with the tools required to remain competitive. In that regard, we have, and will continue to invest in property and equipment that enhances our productivity. Over the past two years, annual capital expenditures were approximately $14—$18. Taking into consideration our recent capital expenditure investments, current industry conditions and the recent acquisitions, we expect that annual capital expenditures will be approximately at the same level for the next few years.

Recent Acquisitions

        We completed the following larger acquisitions during fiscal 2002 and fiscal 2001:

Fiscal 2002 Acquisitions

        In May 2001, we acquired the outstanding common stock of Nelson Aero Space, Inc. for approximately $20.0. In July 2001, we acquired the outstanding common stock of Denton Jet Interiors, Inc. for approximately $16.0.

        On September 14, 2001, we acquired M & M for a purchase price of $184.7. M & M is a leading distributor of aerospace fasteners. The M & M acquisition was completed by issuing to the former shareholders a total of approximately 1.9 million shares of our stock, paying them $152.0 in cash and assuming current liabilities of approximately $8.8. We financed this acquisition through cash on hand and approximately $100.0 of borrowings under our current bank credit facility.

Fiscal 2001 Acquisitions

        Effective February 24, 2001 we completed the acquisition of four companies that specialize in manufacturing precision-machined components and assemblies for the aerospace industry. We acquired these businesses, Alson Industries, Inc., T.L. Windust Machine, Inc., DMGI, Inc. and Maynard Precision, Inc., for an aggregate purchase price of approximately $70.1.

Results of Operations

Nine Months Ended September 30, 2003, as Compared to the Nine Months Ended September 30, 2002

        Net sales for each of our segments are set forth in the following table:

	9 Months Ended September 30, 2003	% of Net Sales	9 Months Ended September 30, 2002	% of Net Sales	Change
Commercial Aircraft Products	$332.2	72.0%	$314.2	69.9%	$18.0
Business Jet Products	51.0	11.1%	63.7	14.1%	(12.7)
Fastener Distribution	77.8	16.9%	71.8	16.0%	6.0

Total	$461.0	100.0%	$449.7	100.0%	$11.3

        Consolidated net sales for the nine months ended September 30, 2003 were $461.0, which is $11.3 or 2.5% greater than net sales of $449.7 for the same period in the prior year. Sales for both periods were negatively impacted by the airline industry crisis and the downturn in the business jet industry. Revenues for both periods are down approximately 30% compared to annualized pre-September 2001 levels, adjusted for acquisitions.

        Sales within the commercial aircraft products segment were $332.2 or 5.7% greater than sales in the same period in the prior year, primarily due to an increase in legacy tourist class seats. In the business jet segment, sales were $51.0 or 19.9% lower than the prior year, reflecting the substantial decline in deliveries of new business jets. The business jet segment revenue decline was partially offset by completion center work. Fastener distribution sales were $77.8 or 8.4% higher than the prior year, due entirely to market share gains.

        Gross profit was $131.3, or 28.5% of net sales, for the nine months ended September 30, 2003 compared to $146.7, or 32.6% of net sales, in the same period of the prior year. The decrease in gross profit is primarily due to the deterioration of conditions in the business jet sector, which was partially offset with lower margin business jet completion work. Revenues from the business jet segment declined by 19.9% during the nine months ended September 30, 2003. The revenue decline in the business jet segment was offset by an increase in lower margin coach class seating products in the commercial aircraft products segment. In addition to sales mix, factors negatively impacting our margins in the current period included:

  •
  facility consolidation and integration costs, including start-up and learning curve costs associated with the 12 relocated major production lines as well as substantial inefficiencies at our Dafen, Wales facility that was closed on June 30, 2003;

  •
  the impact of the strengthening of the Euro and British pound versus the U.S. dollar; and

  •
  charges to reduce inventories to estimated current values.

        Research, development and engineering expenses were $32.5 or 7.0% of net sales for the nine months ended September 30, 2003, as compared with $28.9 or 6.4% of net sales for the same period in the prior year. The increase in expenses was attributable to new product development programs associated with the launch of the Airbus A380 aircraft.

        Selling, general and administrative expenses were $79.7 or 17.3% of net sales for the nine month period, down $5.2 compared to $84.9 or 18.9% of net sales a year ago and down $11.1 compared to the same period in 2001. This decrease from the prior year is primarily attributable to $9.0 we received in connection with the resolution of matters related to the 1999 sale of our In-Flight Entertainment business, offset by aggregate charges of approximately $5.0 primarily related to increasing our allowance for bad debts, reducing the carrying value of properties held for sale to estimated current values, employee separation costs and other balance sheet accruals.

        Due to the factors cited above, we generated operating earnings of $19.1 or 4.1% of net sales for the nine month period. The decreased operating earnings reflect lower margins due to the steep decline in business jet product sales, poor product mix in our commercial aircraft products segment, start-up and learning curve costs on the relocated production lines and adverse foreign exchange impacts.

        Interest expense, net was $50.9 for the nine months ended September 30, 2003, or $0.4 greater than the same period in the prior year.

        Income tax expense was $2.2 for the nine month period as compared to $0.9 in the same period a year ago. The increase was due to taxes on foreign earnings that cannot be offset with domestic tax loss carry-forwards.

        Net loss was $34.0 or $0.95 per share for the nine month period as compared to a net loss of $18.5 or $0.53 per share for the same period last year. The increased loss reflects the above-mentioned factors.

The Transition Period from February 24, 2002 to December 31, 2002 Compared to the Ten-Month Period From February 25, 2001 to December 31, 2001

        Revenues were negatively impacted by the severe change in industry conditions following the terrorist attacks on September 11, 2001. Net sales for the transition period ended December 31, 2002 were $503.6, which is $79.0 or 13.6% lower than net sales of $582.6 for the comparable period in the prior year, which was also negatively impacted by the events of September 11, 2001.

        Net sales for each of our segments are set forth in the following table:

	Transition Period Ended Dec. 31, 2002	% of Net Sales	Ten-Month Period Ended Dec. 31, 2001	% of Net Sales	Change
Commercial Aircraft Products	$354.5	70.4%	$476.5	81.8%	$(122.0)
Business Jet Products	71.1	14.1%	75.7	13.0%	(4.6)
Fastener Distribution	78.0	15.5%	30.4	5.2%	47.6

Total	$503.6	100.0%	$582.6	100.0%	$(79.0)

        Sales of commercial aircraft products were $122.0 or 25.6% lower than sales in the prior year, due to the recession in the airline industry and the further downturn in industry conditions following September 11, 2001. Sales of business jet products and fastener distribution products also reflected restrained demand due to the aviation industry downturn. Because we acquired M&M in September 2001, the transition period ended December 31, 2002 reflects the full ten-month transition period of fastener distribution revenue compared with four months in the comparable period in the prior year.

        Gross profit was $151.3, or 30.0% of net sales for the transition period ended December 31, 2002 as compared to $118.2, or 20.3% of sales for the ten-month period ended December 31, 2001. The period over period increase in gross margin as a percentage of net sales occurred despite the 13.6% decrease in revenues and was due to a $60.9 reduction in facility consolidation and integration costs and the positive impact of our facility consolidation efforts, lean manufacturing and continuous improvement programs.

        Selling, general and administrative expenses were $98.5 or 19.6% of net sales for the transition period ended December 31, 2002 as compared to $120.2 or 20.6% of net sales for the comparable period in the prior year. The $21.7 decrease in selling, general and administrative expenses was due to lower spending, primarily as a result of our facility consolidation and integration program and austerity measures, together with a decrease of $13.4 related to the adoption of SFAS No. 142. Because we acquired M & M in September 2001, the current period reflects the full ten-month period of selling, general and administrative expenses of $12.0, as compared with $6.1 of such costs during the four months in the comparable period in the prior year. We incurred acquisition-related expenses of $6.8 in the prior period in connection with the acquisition of M & M.

        Research, development and engineering expenses were $34.1 or 6.8% of net sales for the transition period ended December 31, 2002 as compared with $36.7 or 6.3% of sales for the comparable period in the prior year. The period over period decrease in research, development and engineering expenses is primarily attributable to austerity measures, which were implemented subsequent to the September 11, 2001 terrorist attacks.

        In February 2003, we received an adverse result in an arbitration proceeding, which had been ongoing since October 2000. The decision reduced the amounts we originally sought in connection with the dispute, resulting in a net amount of $7.8 million due to us. The dispute concerned the sale of our in-flight entertainment business to Thales. Under the terms of the purchase and sale agreement, we received $62 million during 1999, and were to receive two additional payments totaling $31.4 million, and a third and final payment based on actual sales and bookings. Thales did not pay the $31.4 million, or the third and final payment. We initiated arbitration proceedings to compel payment in December 2000. Thales counterclaimed against us, alleging various breaches of the purchase and sale agreement. Previously, we had recorded a receivable of $38.5 million in connection with the sale of the business to Thales. As a result of the arbitration award, we reduced our note receivable by $29.5 as of December 31, 2002, representing the difference between the arbitration panel's award and our previously recorded amounts.

        Despite a 13.6% decrease in net sales, our operating loss for the current period decreased by $27.9 compared to the operating loss in the comparable period in the prior year due to a $60.9 decrease in facility consolidation and integration costs, and a $24.3 decrease in operating expenses, excluding the $29.5 arbitration result, arising from austerity measures and the implementation of SFAS No. 142.

        Interest expense, net was $57.3 for the transition period ended December 31, 2002, or $8.5 greater than interest expense of $48.8 for the comparable period in the prior year. The increase in interest expense is due to an increase in debt following the acquisition of M & M in September 2001 and higher interest rates on our bank borrowings.

        We recorded a $9.3 loss on debt extinguishment during the ten-month period ended December 31, 2001 related to the early extinguishment of our 9 7/8% senior subordinated notes due 2006.

        The lower level of revenues, which was partially offset by lower facility consolidation and integration costs during the transition period ended December 31, 2002, resulted in a loss before income taxes of $(68.1) or $28.7 less than the $(96.8) loss before income taxes and debt extinguishment in the comparable period in the prior year.

        Income tax expense for the transition period ended December 31, 2002 was $2.7 as compared to $2.0 in the comparable period in the prior year.

        Net loss was $(70.8) or $(2.03) per share for the transition period ended December 31, 2002 as compared to a net loss of $(98.8) or $(3.05) per share for the comparable period in the prior year.

Fiscal Year Ended February 23, 2002 Compared with the Fiscal Year Ended February 24, 2001

        Revenues were negatively impacted by the severe change in industry conditions following the terrorist attacks on September 11, 2001. Net sales for fiscal 2002 were $680.5, which is $14.1 or 2.1% greater than net sales of $666.4 for the comparable period in the prior year. This increase was entirely attributable to the acquisition of M & M in September 2001.

        Net sales for each of our segments are set forth in the following table:

	Fiscal Year Ended February 23, 2002	% of Net Sales	Fiscal Year Ended February 24, 2001	% of Net Sales	Change
Commercial Aircraft Products	$550.6	80.9%	$580.3	87.1%	$(29.7)
Business Jet Products	85.6	12.6%	86.1	12.9%	(0.5)
Fastener Distribution	44.3	6.5%	—	—	44.3

Total	$680.5	100.0%	$666.4	100.0%	$14.1

        Net sales at our Commercial Aircraft Products segment were $29.7 or 5.1% lower than the prior year due to the recession in the airline industry and the further downturn in industry conditions following September 11, 2001.

        Gross profit was $150.4, or 22.1% of net sales for fiscal 2002, including facility consolidation and integration expenses of $104.6, as compared to $249.8 or 37.5% of net sales in the prior year. The decline in the gross margin was due to the facility consolidation and integration costs; excluding such costs, gross margin for fiscal 2002 was essentially unchanged from fiscal 2001.

        Selling, general and administrative expenses were $139.4 or 20.5% of net sales for fiscal 2002 as compared to $124.2 or 18.6% of net sales in fiscal 2001. The $15.2 year over year increase in selling, general and administrative expenses resulted from recent acquisitions. Included in selling, general and administrative expenses for fiscal 2002 and 2001 were approximately $6.8 and $8.3, respectively, of costs related to acquisitions we completed during each respective fiscal year.

        Research, development and engineering expenses were $43.5 or 6.4% of net sales for fiscal 2002, as compared with $48.9 or 7.3% of sales in fiscal 2001. The year over year decrease in research,

development and engineering expenses is primarily attributable to the timing of customer programs along with austerity measures we implemented subsequent to the September 11, 2001 terrorist attacks.

        We generated an operating loss of $(32.5) during fiscal 2002, including facility consolidation and related expenses of $111.4. Excluding such costs, we generated operating earnings of $78.9 or 11.6% of net sales, which was $6.1 or 7.2% lower than operating earnings of $85.0 (excluding acquisition-related expenses of $8.3) or 12.8% of net sales in the prior year. The decrease in operating earnings excluding such costs in fiscal 2002 is primarily attributable to the lower level of revenues from our businesses following the terrorist attacks on September 11, 2001.

        Interest expense, net was $60.5 for fiscal 2002, or $6.3 greater than interest expense of $54.2 for the prior year. The increase in interest expense is due to the larger amount of outstanding debt created by the issuance of our 8 7/8% senior subordinated notes due 2011 and the use of the proceeds from the issuance to redeem our 9 7/8% senior subordinated notes due 2006, and repayment of balances outstanding under our previous bank credit facility during fiscal 2002 along with the impact of recent acquisitions.

        We recorded a $9.3 loss on debt extinguishment during fiscal 2002 related to the early extinguishment of our 9 7/8% senior subordinated notes due 2006.

        The lower level of revenues and facility and integration consolidation costs during fiscal 2002 resulted in a loss before income taxes of $(102.3) or $(124.8) less than income before income taxes in the prior year of $22.5. Earnings before facility consolidation and acquisition-related expenses, income taxes, and debt extinguishment in fiscal 2002 were $18.4, which was $12.4 or 40.3% lower than pretax earnings in fiscal 2001 of $30.8, calculated on the same basis.

        Income tax expense for fiscal 2002 was $1.8 as compared to $2.2 in the prior year.

        Net (loss) earnings was $(104.1) or $(3.18) per share for fiscal 2002, as compared to net earnings of $20.3 or $0.78 per share for fiscal 2001.

Liquidity and Capital Resources

Current Financial Condition

        Our liquidity requirements consist of working capital needs, cash requirements for our facility consolidation and integration programs, ongoing capital expenditures and payments of interest and principal on our indebtedness. Our primary requirements for working capital are directly related to the level of our operations; working capital primarily consists of accounts receivable and inventories, which fluctuate with the sales of our products. Our working capital was $190.8 as of September 30, 2003, as compared to $262.9 as of December 31, 2002 and $304.8 as of February 23, 2002. The decrease in working capital from December 31, 2002 to September 30, 2003 was primarily due to the $65.0 paydown of our current bank credit facility ($50.0 of which may be reborrowed in the future, subject to the terms of the agreement).

        At September 30, 2003, our cash and cash equivalents were $60.4, as compared to $156.9 at December 31, 2002 and $159.5 at February 23, 2002. The decrease in cash and cash equivalents from December 31, 2002 to September 30, 2003 was primarily due to the $65.0 paydown of our current bank credit facility, our net loss and other changes in working capital. After giving pro forma effect to the private offering of the outstanding notes completed on October 7, 2003, and the application of the net proceeds therefrom, as of September 30, 2003 our cash and cash equivalents and working capital would have been $150.3 and $280.7.

Cash Flows

        At September 30, 2003, our cash and bank credit available under our current bank credit facility was $94.9 compared to $157.3 at December 31, 2002. Cash used in operating activities was $21.2 for the nine months ended September 30, 2003 and $13.5 during the transition period ended December 31, 2002, compared to cash provided by operations of $57.9 for fiscal year 2002. The primary use of cash during the nine months ended September 30, 2003 was a net loss of $34.0 and $11.7 of uses related to changes in our operating assets and liabilities offset by non-cash charges from amortization and depreciation of $21.4. The primary sources of cash during the transition period ending December 31, 2002 were a non-cash impairment charge of $7.0, charges for depreciation and amortization of $24.7, a legal settlement charge of $29.5 and a decrease in accounts receivable of $22.2. The primary uses of cash in such period were a net loss of $70.8, an increase in inventories of $8.5 and a decrease in payables and accruals of $15.9.

        The primary use of cash from investing activities during the nine months ended September 30, 2003 was related to capital expenditures for the implementation of new information system enhancements and plant modernization. The primary source of cash from investing activities during the transition period ended December 31, 2002 was $33.4 of proceeds received from real estate sales and sales-leaseback transactions. The primary uses of cash from investing activities during such transition period were related to capital expenditures to implement new information system enhancements and plant modernization along with $6.5 of cash used for acquisitions.

Capital Spending

        Our capital expenditures were $8.8 and $14.5 during the nine months ended September 30, 2003 and September 30, 2002, respectively. Our capital expenditures were $17.4 and $13.9 during the transition period ended December 31, 2002 and the fiscal year ended February 23, 2002, respectively. The increase in capital expenditures during the transition period is primarily attributable to plant consolidation and modernization efforts. We anticipate ongoing annual capital expenditures of approximately $15 for the next several years. We have no material commitments for capital expenditures. We have, in the past, generally funded our capital expenditures from cash from operations and funds available to us under bank credit facilities. We expect to fund future capital expenditures from cash on hand, from operations and from funds available to us under our current or any future bank credit facility. In addition, since 1989, we have completed 24 acquisitions for an aggregate purchase price of approximately $982.7. Following these acquisitions, we rationalized the businesses, reducing headcount by nearly 4,400 employees and eliminating 22 facilities. The cost of these actions through September 30, 2003 was approximately $345, the cash portion of which was approximately $214. We have financed these acquisitions primarily through issuances of debt and equity securities, including our outstanding 8%, 8 7/8% and 9 1/2% senior subordinated notes and bank credit facilities.

Outstanding Debt and Other Financing Arrangements

        In January and March 2003, we obtained amendments to the credit facility with JPMorgan Chase Bank. The amendment adjusted several financial convenants, including the interest coverage and leverage ratios, and, as part of the consideration to obtain this financial covenant of flexibility, we also reduced the total commitments by $15.0 to $135.0 during January 2003 (of which $30.0 may be utilized for acquisitions). The bank credit facility provided for another $15.0 reduction in facility size to $120.0 at December 31, 2004. The bank credit facility expires in August 2006 and is collateralized by substantially all of our assets. The bank credit facility bears interest ranging from 200 to 350 basis points over the Eurodollar rate as defined in the agreement. On September 26, 2003, we further amended our bank credit facility. The amendment limited advances under the facility to amounts deemed eligible under an asset based formula, increased the interest rate to 400 basis points over the Eurodollar rate, provided additional flexibility under the financial covenants relating to the interest coverage ratio, leverage ratio and adjusted net worth and reduced the commitments to $120.0 as of September 26, 2003, as part of the consideration for the adjustment of the financial covenants. At September 30, 2003, indebtedness under the bank credit facility consisted of outstanding borrowings of $79.0 (bearing interest 400 basis points over the Eurodollar rate, or approximately 5.1% at September 30, 2003) and letters of credit aggregating approximately $6.5. The amount available under the bank credit facility was $34.5 as of September 30, 2003. The bank credit facility contains customary affirmative covenants, negative covenants and conditions of borrowings, all of which were met as of September 30, 2003. Effective October 7, 2003, we further amended this facility in connection with the offering of our 8 1/2% senior notes due 2010 in order to reduce the commitments to $50.0 and thereby establish a more appropriate commitment level in relation to our increased cash on hand due to the receipt of the net proceeds from the offering.

        Long-term debt consists principally of our 8 7/8% senior subordinated notes, 9 1/2% senior subordinated notes and 8% senior subordinated notes. The $250.0 of 8% notes mature on March 1, 2008, the $200.0 of 9 1/2% notes mature on November 1, 2008 and the $250.0 of 8 7/8% notes mature on May 1, 2011. The notes are unsecured senior subordinated obligations and are subordinated to all of our senior indebtedness. Each of the 8% notes, 8 7/8% notes and 9 1/2% notes contain restrictive covenants, including limitations on future indebtedness, restricted payments, transactions with affiliates, liens, dividends, mergers and transfers of assets, all of which we met as of September 30, 2003. A breach of such covenants, or the covenants under our current or any future bank credit facility, that continues beyond any grace period can constitute a default, which can limit the ability to borrow and can give rise to a right of the lenders to terminate the applicable facility and/or require immediate repayment of any outstanding debt.

Contractual and Other Obligations

        The following charts reflect our contractual obligations and commercial cash commitments as of September 30, 2003. Commercial commitments include lines of credit, guarantees and other potential cash outflows resulting from a contingent event that requires performance by us or our subsidiaries pursuant to a funding commitment. We used approximately $79.0 of the net proceeds from the private offering of the outstanding notes completed on October 7, 2003 to repay the balance outstanding under our existing bank credit facility.

Contractual Obligations	2003	2004	2005	2006	2007	Thereafter	Total
Bank credit facility	$—	$—	$—	$79.0	$—	$—	$79.0
Other long-term debt	3.1	0.5	0.5	0.5	4.0	700.0	708.6
Operating leases	2.8	7.8	6.9	6.1	6.0	44.3	73.9

Total	$5.9	$8.3	$7.4	$85.6	$10.0	$744.3	$861.5

Commercial Commitments
Letters of Credit	$—	$—	$—	$6.5	$—	$—	$6.5

        We believe that our cash flows, together with cash on hand (including a portion of the net proceeds from the offering of the outstanding notes completed October 7, 2003) provide us with the ability to fund our operations, make planned capital expenditures and make scheduled debt service payments for the foreseeable future. However, such cash flows are dependent upon our future operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors, including the conditions of our markets, some of which are beyond our control. If, in the future, we cannot generate sufficient cash from operations to meet our debt service obligations, we will need to refinance such debt obligations, obtain additional financing or sell assets. We cannot assure you that our business will generate cash from operations, or that we will be able to obtain financing from other sources, sufficient to satisfy our debt service or other requirements.

  Sale-Leaseback

        In September 2002, we entered into two sale-leaseback transactions involving four of our facilities. Under the transactions, the facilities were sold for $27.0, net of transaction costs and have been leased back for periods ranging from 15 to 20 years. The leasebacks have been accounted for as operating leases. The future lease payments have been included in the above tables. A gain of $4.8 resulting from the sale has been deferred and is being amortized to rent expense over the initial term of the leases.

  Off-Balance Sheet Arrangements—Lease Arrangements

        We finance our use of certain equipment under committed lease arrangements provided by various institutions. Since the terms of these arrangements meet the accounting definition of operating lease arrangements, the aggregate sum of future minimum lease payments is not reflected on our consolidated balance sheet. At September 30, 2003, future minimum lease payments under these arrangements approximated $73.9.

  Indemnities, Commitments and Guarantees

        During the normal course of business, we made certain indemnities, commitments and guarantees under which we may be required to make payments in relation to certain transactions. These indemnities include non-infringement of patents and intellectual property indemnities to our customers in connection with the delivery, design, manufacture and sale of our products, indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, indemnities to other parties to certain acquisition agreements. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. We believe that substantially all of our indemnities, commitments and guarantees provide for limitations on the maximum potential future payments we could be obligated to make. However, we are unable to estimate the maximum amount of liability related to our indemnities, commitments and guarantees because such liabilities are contingent upon the occurrence of events which are not reasonably determinable. Management believes that any liability for these indemnities, commitments and guarantees would not be material to our accompanying condensed consolidated financial statements.

        Product Warranty Costs—Estimated costs related to product warranties are accrued at the time products are sold. In estimating our future warranty obligations, we consider various relevant factors, including our stated warranty policies and practices, the historical frequency of claims and the cost to replace or repair our products under warranty. The following table provides a reconciliation of the activity related to our accrued warranty expense:

	Fiscal Year Ended February 24, 2001	Fiscal Year Ended February 23, 2002	Transition Period Ended December 31, 2002	Nine Months Ended September 30, 2003
Beginning accrual	$22.9	$9.9	$11.3	$8.9
Charges to expense	9.7	8.4	2.5	4.4
Costs incurred	(22.7)	(7.0)	(4.9)	(3.1)

Ending accrual	$9.9	$11.3	$8.9	$10.2

Deferred Tax Assets

        We established a valuation allowance, which was $124.4 as of September 30, 2003, related to the utilization of our deferred tax assets because of uncertainties that preclude us from determining that it is more likely than not that we will be able to generate taxable income to realize such assets during the federal operating loss carryforward period, which begins to expire in 2012. Such uncertainties include recent cumulative losses, the highly cyclical nature of the industry in which we operate, risks associated with our facility consolidation plan, our high degree of financial leverage, risks associated with new product introductions, recent increases in the cost of fuel and its impact on our airline customers, and risks associated with the integration of acquired businesses. We monitor these uncertainties, as well as other positive and negative factors that may arise in the future, as we assess the necessity for a valuation allowance for our deferred tax assets.

Recent Accounting Pronouncements

        In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145, among other things, requires gains and losses on extinguishment of debt to be classified as part of continuing operations rather than treated as extraordinary, as previously required in accordance with SFAS No. 4. SFAS No. 145 also modifies accounting for subleases where the original lessee remains the secondary obligor and requires certain modifications to capital leases to be treated as sale-leaseback transactions. We adopted SFAS No. 145 on January 1, 2003 and reclassified an extraordinary charge of $9.3 to loss on debt extinguishment in the consolidated financial statements for the fiscal year ended February 23, 2002.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies the guidance previously provided under Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Among other things, SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to when there is a commitment to a restructuring plan as set forth under the nullified guidance. We adopted SFAS No. 146 on January 1, 2003 with no material impact to our consolidated financial statements.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 on January 1, 2003 did not have a material impact on our financial statements (as we have no plans to adopt the fair value method).

        In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others", an interpretation of FIN No. 5, 57 and 107, and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others". FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of the recognition provisions of FIN No. 45 did not have a material impact on our consolidated financial statements.

        In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Entities", an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements for entities established prior to January 31, 2003 will apply in the interim period beginning after June 15, 2003 and the disclosure requirements will apply in all financial statements issued after January 31, 2003. We adopted FIN No. 46 on January 31, 2003 with no material impact on our consolidated financial statements (as we do not currently have any variable interest entities).

        In April 2003, the FASB issued SFAS No. 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments, embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, with exceptions for certain provisions. The adoption of SFAS No. 149 on July 1, 2003 did not have a significant impact on our financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 on July 1, 2003 did not have a significant impact on our financial statements.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to the Consolidated Financial Statements incorporated by reference in this prospectus for the ten-month transition period ended December 31, 2002.

Revenue Recognition

        Sales of products are recorded when the earnings process is complete. This generally occurs when the products are shipped to the customer in accordance with the contract or purchase order, risk of loss and title has passed to the customer, collectibility is reasonably assured and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, we recognize revenue upon delivery or customer acceptance, depending on the terms of the sales contract.

        Service revenues primarily consist of engineering activities and are recorded when services are performed.

        Revenues and costs under certain long-term contracts are recognized using contract accounting under the percentage-of-completion method. The percentage of completion method requires the use of estimates of costs to complete long-term contracts. The estimation of these costs requires judgment on the part of management due to the duration of these contracts as well as the technical nature of the products involved. Adjustments to these estimated costs are made on a consistent basis. A provision for contract losses is recorded when such facts are determinable.

        We sell our products primarily to airlines and aircraft manufacturers worldwide, including occasional sales collateralized by letters of credit. We perform ongoing credit evaluations of our customers and maintain reserves for estimated credit losses. Actual losses have been within management's expectations. We apply judgment to ensure that the criteria for recognizing sales are consistently applied and achieved for all recognized sales transactions.

Accounts Receivable

        We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. If the actual uncollected amounts significantly exceed the estimated allowance, our operating results would be significantly adversely affected. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Inventories

        We value our inventories at the lower of cost to purchase or manufacture the inventory or the current estimated market value of the inventory. Cost is determined using the standard cost method for our manufacturing businesses and the weighed average cost method for our distribution businesses. The inventory balance, which includes the cost of raw material, purchased parts, labor and production overhead costs, is recorded net of a reserve for excess, obsolete or unmarketable inventories. We regularly review inventory quantities on hand and record a reserve for excess and obsolete inventories based primarily on historical usage and on our estimated forecast of product demand and production requirements. As demonstrated since the events of September 11, 2001, demand for our products can fluctuate significantly. Our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventories. In the future, if our inventories are determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination. Likewise, if our inventories are determined to be undervalued, we may have over-reported our costs of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale.

Long-Lived Assets (including Tangible and Intangible Assets and Goodwill)

        To conduct our global business operations and execute our strategy, we acquire tangible and intangible assets, which affect the amount of future period amortization expense and possible impairment expense that we may incur. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements. We assess potential impairment to goodwill of a reporting unit and other intangible assets on an annual basis or when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Our judgments regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance of our acquired businesses, expected changes in the global economy, aerospace industry projections, discount rates and other factors. Future events could cause us to conclude that impairment indicators exist and that goodwill or other acquired tangible or intangible assets associated with our acquired businesses is impaired. Any resulting impairment loss could have an adverse impact on our results of operations.

Accounting for Income Taxes

        As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statements of operations.

        Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $124.4 as of September 30, 2003, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating income losses carried forward, before they expire. The valuation allowance is based on our estimates of taxable income by jurisdictions in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates affecting the cost of our variable-rate debt.

        Foreign currency.    We have direct operations in Europe that receive revenues from customers in various currencies and purchase raw materials and components parts from foreign vendors in various currencies. Accordingly, we are exposed to transaction gains and losses that could result from changes in foreign currency exchange rates relative to the U.S. dollar. The largest foreign currency exposure results from activity in British pounds and euros.

        From time to time, our foreign subsidiaries and we may enter into foreign currency exchange contracts to manage risk on transactions conducted in foreign currencies. At September 30, 2003, December 31, 2002, and February 23, 2002, we had no outstanding forward currency exchange contracts. We did not enter into any other derivative financial instruments.

        Interest rates.    At September 30, 2003, we had adjustable rate debt of $79.0 and fixed rate debt of $708.6. The weighted average interest rate for the adjustable and fixed rate debt was approximately 5.1% and 8.7%, respectively, at September 30, 2003. If interest rates were to increase by 10% above current rates, the estimated net impact on our financial statements would be to reduce pretax income annually by approximately $0.3. We do not engage in transactions to hedge our exposure to changes in interest rates.

BUSINESS

General

        Based on our experience in the industry, we believe we are the world's largest manufacturer of cabin interior products for commercial aircraft and business jets and a leading distributor of aftermarket fasteners. We sell our manufactured products directly to virtually all of the world's major airlines and airframe manufacturers and a wide variety of general aviation customers. In addition, based on our experience, we believe that we have achieved leading global market positions in each of our major product categories, which include:

  •
  Commercial aircraft seats, including an extensive line of first class, business class, tourist class and regional aircraft seats;

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  A full line of aircraft food and beverage preparation and storage equipment, including coffeemakers, water boilers, beverage containers, refrigerators, freezers, chillers and microwave, high heat convection and steam ovens;

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  Both chemical and gaseous aircraft oxygen delivery systems;

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  Business jet and general aviation interior products, including an extensive line of executive aircraft seats, direct and indirect overhead lighting systems, oxygen delivery systems, air valve systems, high-end furniture and cabinetry; and

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  A broad line of fasteners, consisting of over 100,000 Stock Keeping Units (SKUs).

        We design, develop and manufacture a broad range of cabin interior structures and provide comprehensive aircraft cabin interior reconfiguration and passenger-to-freighter conversion engineering services and component kits.

        Our Company was organized as a corporation in Delaware in 1987. We have substantially expanded the size, scope and nature of our business as a result of a number of acquisitions. Since 1989, we have completed 24 acquisitions, including one acquisition during the nine months ended September 30, 2003, one acquisition during the transition period ended December 31, 2002, three during fiscal 2002 and four during fiscal 2001, for an aggregate purchase price of approximately $983 million in order to position ourselves as a preferred global supplier to our customers. We have undertaken three major facility and product line consolidation efforts, eliminating 22 facilities. We have also implemented lean manufacturing and continuous improvement programs which together with our common information technology platform have significantly improved our productivity and allowed us to maintain gross and operating margins despite significant decreases in revenues resulting from the downturn in industry conditions following the events of September 11, 2001.

Industry Overview

        The commercial and business jet aircraft cabin interior products industries encompass a broad range of products and services, including aircraft seating products, passenger entertainment and service systems, food and beverage preparation and storage systems, oxygen delivery systems, lavatories, lighting systems, evacuation equipment and overhead bins, as well as passenger-to-freighter conversions, interior reconfiguration and a variety of other engineering design, integration, installation, retrofit and certification services.

        Historically, the airline cabin interior products industry has derived revenues from five sources:

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  Retrofit programs in which airlines purchase new interior furnishings to overhaul the interiors of aircraft already in service;

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  Refurbishment programs in which airlines purchase components and services to improve the appearance and functionality of their cabin interior equipment;

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  New installation programs in which airlines purchase new equipment to outfit newly delivered aircraft;

  •
  Spare parts; and

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  Equipment to upgrade the functionality or appearance of the aircraft interior.

        The retrofit and refurbishment cycles for commercial aircraft cabin interior products differ by product category. Aircraft seating typically has a refurbishment cycle of one to two years and a retrofit cycle of four to eight years. Food and beverage preparation and storage equipment are periodically upgraded or repaired, and require a continual flow of spare parts, but may be retrofitted only once or twice during the useful life of an aircraft.

        Historically, about 70% of fasteners are used in the aftermarket. There is a direct relationship between demand for fastener products and fleet size, utilization and an aircraft's age. Fasteners must be replaced at prescribed intervals and such replacements also drive demand for fasteners.

        Revenues for aerospace fastener products have been derived from the following sources:

  •
  Mandated maintenance and replacement of specified parts; and

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  Demand for structural modifications, cabin interior modifications and passenger-to-freighter conversions.

        We estimate that the commercial and business jet cabin interior products and aerospace-grade fastener distribution industries had combined annual sales in excess of $1.2 billion and $0.8 billion, respectively, during calendar 2002.

        The September 11, 2001 terrorist attacks have severely impacted conditions in the airline industry. According to industry sources, since such attacks, most major U.S. carriers have substantially reduced their flight schedules, parked or retired portions of their fleets, reduced their workforce and implemented other cost reduction initiatives. The airlines further responded by decreasing domestic airfares. As a result of the decline in both traffic and airfares following the September 11, 2001 terrorist attacks, and their aftermath, as well as other factors, such as the weakening economy and rising fuel costs, the world airline industry lost a total of $25 billion in calendar 2001 and 2002. The airline industry crisis caused 17 airlines worldwide to declare bankruptcy or cease operations in the past two years.

        The onset of war in Iraq and the Severe Acute Respiratory Syndrome (SARS) virus outbreak during the first quarter of 2003 have caused most major carriers to experience sharply lower air travel, compared to prior-year figures which were already depressed by the events of September 11, 2001 and the industry downturn. Asia Pacific carriers suffered back-to-back drops of 45% to 50% in international air travel in April and May 2003. For those same two months, travel on U.S. carriers was down 6% to 7%. Estimates indicate that the U.S. airlines alone could lose nearly $11 billion during calendar 2003 as a result of the combined impact of these recent events. The reduced air travel and projected losses have forced carriers worldwide to make further cuts in capacity and workforce. Ten thousand airline jobs were eliminated in the first week of the war in Iraq.

        The business jet industry has also been experiencing a severe downturn, driven by weak economic conditions and poor corporate profits. In late 2002, three business jet manufacturers announced plans to reduce or temporarily halt production of a number of aircraft types. Airframe manufacturers announced further planned production cuts in early 2003. Deliveries of new business jets were down 33% for the first half of 2003 compared to the same period a year ago, and are expected to remain depressed for the foreseeable future, according to industry forecasts.

        Accordingly, the airlines are seeking to conserve cash in part by deferring or eliminating cabin interior refurbishment programs and deferring or canceling aircraft purchases. This, together with the reduction in new business jet production, has caused a substantial contraction in our business, the extent and duration of which cannot be determined at this time. We expect these adverse industry conditions to have a material adverse impact on our results of operations and financial condition until such time as conditions in the commercial airline and business jet industries improve. While management has developed and implemented what it believes is an aggressive cost reduction plan to counter these difficult conditions, it cannot guarantee that the plans are adequate or will be successful.

Other factors expected to affect the cabin interior products industry are the following:

        Existing Installed Base.    Existing installed product base typically generates continued retrofit, refurbishment and spare parts revenue as airlines maintain their aircraft cabin interiors. According to industry sources, the world's active commercial passenger aircraft fleet consisted of approximately 13,100 aircraft as of December 2002, including approximately 3,400 aircraft with fewer than 120 seats, approximately 7,500 aircraft with between 120 and 240 seats and approximately 2,200 aircraft with more than 240 seats. Further, based on industry sources, there are approximately 12,600 business jets currently in service. Based on such fleet numbers, we estimate that the total worldwide installed base of commercial and general aviation aircraft cabin interior products, valued at replacement prices, was approximately $13.5 billion as of September 30, 2003.

        Growth in Worldwide Fleet.    Once the worldwide aircraft fleet starts to expand again, it is expected to generate additional revenues from new installation programs, while the increase in the size of the installed base is expected to generate additional and continued retrofit, refurbishment and spare parts revenue. Although worldwide air traffic declined in 2001 and 2002 for the reasons described above, according to the July 2003 issue of the Airline Monitor, worldwide air traffic is projected to grow at a compounded average rate of 5.9% per year through 2010, increasing annual revenue passenger miles from approximately 2.0 trillion in 2002 to approximately 3.2 trillion by 2010. According to the Airbus Industrie Global Market Forecast published in September 2002, the worldwide installed seat base, which we consider a good indicator for potential growth in the aircraft cabin interior products industry, is expected to increase from approximately 2.0 million passenger seats at year-end 2000 to approximately 4.3 million passenger seats at the end of 2020.

        New Aircraft Deliveries.    The number of new aircraft delivered each year is generally regarded as cyclical in nature. New aircraft deliveries (excluding regional jets) decreased to 669 in 2002 from 833 in 2001. According to the Airline Monitor published in July 2003, new deliveries (excluding regional jets) are expected to decline to 580 in 2003 and 535 in 2004, reaching a trough of 475 aircraft in 2005 and increasing to 480 aircraft in 2006 and 575 in 2007. Including regional jets, new aircraft deliveries decreased to 978 in 2002 from 1,177 in 2001.

        Growth in Passenger-to-Freighter Conversion Business.    While current activities in this sector remain at depressed levels, Boeing's current market outlook, published in June 2003, projects that the size of the worldwide freighter fleet will double over the next twenty years, with more than 2,900 aircraft being added, after taking retirements into account. Industry sources also estimate that more than 70% of the increase in the worldwide freighter fleet will come from converting commercial passenger jets to use as freighters.

        Business Jet and VIP Aircraft Fleet Expansion and Related Retrofit Opportunities.    Business jet airframe manufacturers have seen a significant slowdown in deliveries which is expected to continue for the foreseeable future. According to industry sources, business jet aircraft deliveries amounted to 891 units in calendar 2001 and 750 units in calendar 2002. Deliveries of new business jets were down 33% for the first half of 2003 compared to the same period a year ago. However, industry sources indicate that approximately 7,600 business jets will be built between 2003 and 2013 with a value of more than $121.0 billion.

        Wide-body Aircraft Deliveries.    The trend toward wide-body aircraft is significant to us because wide-body aircraft require about five times the dollar value content for our products as compared to narrow-body aircraft. Deliveries of wide-body, long haul aircraft constitute an increasing share of total new aircraft deliveries and are an increasing percentage of the worldwide fleet. Wide-body aircraft represented 26% of all new commercial aircraft (excluding regional jets) delivered in 2002, and are expected to increase to 30% in 2007. Wide-body aircraft currently carry up to three or four times the number of seats as narrow-body aircraft and because of multiple classes of service, including large first class and business class configurations, our average revenue per seat on wide-body aircraft is substantially higher. Aircraft cabin crews on wide-body aircraft may make and serve between 300 and 900 meals and may brew and serve more than 2,000 cups of coffee and serve more than 400 glasses of wine on a single flight.

        New Product Development.    The aircraft cabin interior products companies are engaged in intensive development and marketing efforts for both new features on existing products and totally new products. These products include a broad range of amenities such as full electric "sleeper seats," convertible seats, full face crew masks, a full range of business and executive jet seating and lighting products, protective breathing equipment, oxygen generating systems, new food and beverage preparation and storage equipment, kevlar barrier nets, de-icing systems and crew rests.

        Engineering Services Markets.    Historically, the airlines have relied primarily on their own in-house engineering resources to provide engineering, design, integration and installation services, as well as services related to repairing or replacing cabin interior products that have become damaged or otherwise non-functional. As cabin interior product configurations have become increasingly sophisticated and the airline industry increasingly competitive, the airlines have begun to outsource such services in order to increase productivity and reduce costs and overhead. Outsourced services include:

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  Engineering design, integration, project management, installation and certification services;

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  Modifications and reconfigurations for commercial aircraft; and

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  Services related to the support of product upgrades.

Competitive Strengths

        We believe that we have a strong competitive position attributable to a number of factors, including the following:

        Large Installed Base.    We have a large installed base of commercial and general aviation cabin interior products, estimated to be approximately $4.9 billion as of September 30, 2003 (valued at replacement prices). Based on our experience in the industry, we believe our installed base is substantially larger than that of our competitors, and further believe that this is a strategic advantage. The airlines tend to purchase spare parts and retrofits and refurbishment programs from the supplier of the existing equipment. As a result, we expect our large installed base to generate continued retrofit, refurbishment and spare parts revenue as airlines continue to maintain, evolve and reconfigure their aircraft cabin interiors.

        Low-Cost Producer.    We believe, based on our experience in the industry, that we are among the industry's lowest-cost producers. We achieved this status through a series of cost savings programs, including most recently a significant facility consolidation and integration plan implemented following the September 11 terrorist attacks and which involved closing five facilities and reducing our workforce by approximately 1,400 employees. We believe this most recent facility consolidation and integration plan, which is substantially complete, has eliminated over $45 million of annual cash costs from our business.

        Combination of Manufacturing and Cabin Interior Design Services.    We have continued to expand our products and services, believing that the airline industry increasingly will seek an integrated approach to the design, development, integration, installation, testing and sourcing of aircraft cabin interiors. We believe that we are the only company, which both manufactures a broad, technologically advanced line of cabin interior products and offers cabin interior design capabilities. Based on our established reputation among the world's commercial airlines for quality, service and product innovation, we believe that we are well positioned to serve these customers.

        Technological Leadership/New Product Development.    We believe, based on our experience in the industry, that we are a technological leader in our industry, with what we believe is the largest research and development organization in the cabin interior products industry. We believe our research and development effort and our on-site technicians at both the airlines and airframe manufacturers enable us to play a leading role in developing and introducing innovative products to meet emerging industry trends and needs and thereby gain early entrant advantages.

Growth Opportunities

        We believe that we will benefit from the following trends in the aerospace industry at such time that the industry recovers:

        Aftermarket Demand Should Lead Industry Recovery.    Our substantial installed base provides significant ongoing revenues from replacements, upgrades, repairs and the sale of spare parts. Approximately 56% and 60% of our revenues were derived from aftermarket activities for the nine month period ended September 30, 2003 and the transition period ended December 31, 2002, respectively. With so many aircraft parked as a result of the recent industry conditions, we are experiencing weak demand for spare parts. Looking ahead, we believe the majority of the idled aircraft should eventually return to service. With airlines' balance sheets so weak, we believe they will not have the financial resources to replace many of the parked aircraft with new ones. That means demand for new aircraft could be depressed for several years. In the meantime, the airlines fleets will continue to age, and the aging fleets will experience continued wear and tear. That should eventually have a positive impact on demand for our aftermarket products. At some point, the airlines will begin to spend to maintain their fleets. We believe this will occur before they begin buying new aircraft. Aftermarket demand should lead the industry recovery, because refurbishing existing aircraft is much less expensive than buying new aircraft.

        Expansion of Worldwide Fleet and Shift Toward Wide-Body Aircraft.    Through 2001, airlines were taking delivery of a large number of new aircraft due to high load factors and the projected growth in air travel. Near term, we expect new aircraft deliveries to decline due to recent industry conditions but over time we expect airline fleets to continue to grow. In addition, we expect the trend toward wide-body aircraft to continue. As the size of the fleet expands, demand for upgrade, refurbishment programs and for cabin interior products should grow as well.

        Opportunity to Substantially Expand our Addressable Markets through our Fastener Distribution Business.    Our fastener distribution business leverages our key strengths, including marketing and service relationships with most of the world's airlines and airframe manufacturers. Because nearly 70% of fastener demand is generated by the existing worldwide fleet, demand for fasteners will increase over time as the fleet expands, much like the market for cabin interior products.

        Business Jet and VIP Aircraft Fleet Expansion and Related Retrofit Opportunities.    Although jet aircraft deliveries in the first half of 2003 decreased by about 33% compared to the same period in the prior year, and are expected to remain depressed for the foreseeable future, according to industry forecasts, on an annualized basis such deliveries still represent growth of more than 60% compared to 1996. Several larger business jets, including the Boeing Business Jet, Bombardier Challenger and Global Express, Gulfstream V, the Falcon 900, Airbus Corporate Jet, Cessna Citation X and Cessna Citation Excel, are expected to be significant contributors to new general aviation aircraft deliveries going forward. Industry sources indicate that approximately 7,600 business jets will be built between 2003 and 2013 with a value of more than $121.0 billion, and approximately 50% of these jets are projected to be the larger business jets described above. This is important to us because the typical cost of cabin interior products manufactured for a small jet is approximately $162,000; whereas the same contents for a larger business jet such as the Boeing Business Jet could range up to approximately $1.4 million. Advances in engine technology and avionics and the emergence of fractional ownership of executive aircraft are also important growth factors. In addition, the general aviation and VIP aircraft fleet consists of approximately 12,600 aircraft with an average age of approximately 16 years. As aircraft age or due to ownership changes, operators retrofit and upgrade cabin interiors, including seats, sofas and tables, sidewalls, headliners, structures such as closets, lavatories and galleys, and related equipment including lighting and oxygen delivery systems. In addition, operators generally reupholster or replace seats every five to seven years.

        We believe we are well-positioned to benefit from these retrofit opportunities. In addition to benefiting from these industry trends, we expect that when industry conditions improve and demand increases, we will have enhanced earnings power through substantial operating leverage due to the steps we took to respond to industry conditions, including the consolidation of our facilities. We believe that our factories have the capacity to generate annual revenues of up to $1 billion without significant additional capital investment.

Business Strategy

        Our business strategy is to maintain a leadership position and to best serve our customers by:

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  Offering the broadest and most integrated product lines and services in the industry, including not only new product and follow-on product sales, but also design, integration, installation and certification services;

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  Pursuing the highest level of quality in every facet of our operations, from the factory floor to customer support;

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  Aggressively pursuing initiatives of continuous improvement of our manufacturing operations to reduce cycle time, lower cost, improve quality and expand our margins; and

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  Pursuing a worldwide marketing and product support approach focused by airline and general aviation airframe manufacturer and encompassing our entire product line.

        Through these strategies and as the industry recovers we intend to achieve, among other things, increased cash flows, which would allow us to increase our cash balances and potentially reduce our total indebtedness.

Products and Services

        We conduct our operations through strategic business units that have been aggregated under three reportable segments: Commercial Aircraft Products, Business Jet Products and Fastener Distribution.

Commercial Aircraft Products

  Seating Products

        We believe, based on our experience in the industry, that we are the world's leading manufacturer of aircraft seats, offering a wide selection of first class, business class, tourist class and commuter seats. A typical seat manufactured and sold by us includes the seat frame, cushions, armrests and tray table, together with a variety of optional features such as adjustable lumbar supports, footrests, reading lights, head/neck supports, oxygen masks and telephones. We estimate that as of September 30, 2003 we had an aggregate installed base of approximately 900,000 aircraft seats valued at replacement prices of approximately $1.9 billion.

        First and Business Classes.    Based upon major airlines' program selection and orders on hand, we believe we are the leading worldwide manufacturer of premium class seats. Our line of international first class sleeper seats incorporates full electric actuation, an electric ottoman, privacy panels and sidewall-mounted tables. Our recently released business class seats incorporate features from over 25 years of seating design. The premium business class seats include electrical or mechanical actuation, PC power ports, telephones, leg rests, adjustable lumbar cushions, 4-way adjustable headrests and fiber-optic reading lights. The first and business class products are substantially more expensive than tourist class seats due to these luxury appointments.

        Convertible Seats.    We have developed two types of seats that can be converted from tourist class triple-row seats to business class double-row seats with minimal conversion complexity. Convertible seats allow airline customers the flexibility to adjust the ratio of business class to tourist class seats for a given aircraft configuration. This seat is increasing in popularity in the European market.

        Tourist Class.    We believe, based on our experience in the industry, that we are a leading worldwide manufacturer of tourist class seats and believe we offer the broadest such product line in the industry. We have designed tourist class seats that incorporate features not previously utilized in that class, such as laptop power ports and a number of premium comfort features such as footrests, headrests and adjustable lumbar systems.

        Regional Jet Seats.    We believe, based on our experience in the industry, that we are the leading manufacturer of regional aircraft seating in both the United States and worldwide markets. Our Silhouette(TM) Composite seats are similar to those found in commercial jets but typically do not have as many added comfort features. Consequently, they are lighter in weight and require less maintenance.

        Spares.    Aircraft seats require regularly scheduled maintenance in the course of normal passenger use. Airlines depend on seat manufacturers and secondary suppliers to provide spare parts and kit upgrade programs. As a result, a significant market exists for spare parts.

  Interior Systems

        We believe, based on our experience in the industry, that we are the leading manufacturer of interior systems for both narrow- and wide-body aircraft, offering a broad selection of coffee and beverage makers, water boilers, ovens, liquid containers, refrigeration equipment, oxygen delivery systems and a variety of other interior components. We estimate that as of September 30, 2003 we had an aggregate installed base of such equipment, valued at replacement prices, in excess of $1.2 billion.

        Coffee Makers.    We believe, based on our experience in the industry, that we are the leading manufacturer of aircraft coffee makers. We manufacture a broad line of coffee makers, coffee warmers and water boilers, including the Flash Brew Coffee Maker, with the capability to brew 54 ounces of coffee in one minute, and a Combi(TM) unit which will both brew coffee and boil water for tea while utilizing 25% less electrical power than traditional 5,000-watt water boilers. We also manufacture a cappuccino/espresso maker.

        Ovens.    We believe, based on our experience in the industry, that we are the leading manufacturer of a broad line of specialized ovens, including high-heat efficiency ovens, high-heat convection ovens and warming ovens. Our newest offering, the DS Steam Oven, uses a method of preparing food in-flight by maintaining constant temperature and moisture in the food. It addresses the airlines' need to provide a wider range of foods than can be prepared by convection ovens.

        Refrigeration Equipment.    We believe, based on our experience in the industry, that we are the worldwide industry leader in the design, manufacture and supply of commercial aircraft refrigeration equipment. We manufacture a self-contained wine and beverage chiller, the first unit specifically designed to rapidly chill wine and beverages on-board an aircraft.

        Oxygen Delivery Systems.    We believe, based on our experience in the industry, that we are a leading manufacturer of oxygen delivery systems for both commercial and general aviation aircraft. We are the only manufacturer with the capability to fully integrate overhead passenger service units with either chemical or gaseous oxygen equipment. Our oxygen equipment has been approved for use on all Boeing and Airbus aircraft and is also found on essentially all general aviation and VIP aircraft.

        Engineered Interior Structures, Components and Assemblies.    We believe, based on our experience in the industry, that we are a leader in designing and manufacturing galley structures, crew rest compartments and components. We estimate that as of September 30, 2003, we had an installed base of engineered interior structures, valued at replacement prices, of approximately $800 million.

        Engineering Design, Integration, Installation and Certification Services.    We believe, based on our experience in the industry, that we are a leader in providing engineering, design, integration, installation and certification services for commercial aircraft passenger cabin interiors. We also offer our customers in-house capabilities to design, manage, integrate, test and certify reconfigurations and modifications for commercial aircraft and to manufacture related products, including engineering kits and interface components. We provide a broad range of interior reconfiguration services which allow airlines to change the size of certain classes of service, modify and upgrade the seating, install telecommunications or entertainment options, relocate galleys, lavatories and overhead bins, and install crew rest compartments.

        Crew Rest Compartments.    We believe, based on our experience in the industry, that we are the worldwide leader in the design, certification and manufacture of crew rest compartments. The flight crew utilizes crew rest compartments during long-haul international flights. A crew rest compartment is constructed utilizing lightweight cabin interior technology and incorporating electrical, heating, ventilation and air conditioning and lavatory and sleep compartments.

        Aerospace Components and Assemblies.    We believe, based on our experience in the industry, that we are a leading manufacturer of complex high-quality machined and fabricated metal components, assemblies and kits for aerospace and defense customers with demanding end-use applications. Our major products consist of gears, gearboxes, pistons and piston assemblies and standard hydraulic fittings. Additionally, we fabricate structural components and related items of fuselage, wing and payload sections including wing skin and fuel tank enclosure parts for commercial aircraft. Through these manufacturing activities we also provide our customers with significant engineering, materials and technical expertise.

        Passenger to Freighter Conversions.    We believe, based on our experience in the industry, that we are a leading supplier of structural design and integration services, including airframe modifications for passenger-to-freighter conversions. In addition, we believe we are the leading provider of Boeing 767 passenger-to-freighter conversions and have performed conversions for Boeing 747-200 Combi, Boeing

747-200 (door only) and Airbus A300 B4 aircraft. Freighter conversions require sophisticated engineering capabilities and very large and complex proprietary parts kits.

Business Jet Products

        We believe, based on our experience in the industry, that we are the leading manufacturer of a broad product line including a complete line of business jet seating products, direct and indirect lighting, air valves and oxygen delivery systems as well as sidewalls, bulkheads, credenzas, closets, galley structures, lavatories, tables and sofas. We have the capability to provide complete interior packages, including all design services, all interior components and program management services for executive aircraft interiors. We believe we are the preferred supplier of seating products and direct and indirect lighting systems for essentially every general aviation airframe manufacturer. We estimate that as of September 30, 2003 we had an aggregate installed base of such equipment, valued at replacement prices, of approximately $1.0 billion.

Fastener Distribution

        Through our M & M subsidiary, we believe we offer one of the broadest lines of fasteners and inventory management services worldwide. Approximately 70% of fastener sales are to the aftermarket, and over 35% of orders are shipped the same day that they are received. With over 100,000 SKUs and next-day service, we serve as a distributor for almost every major aerospace fastener manufacturer. Our service offerings include inventory replenishment and management, electronic data interchange, special packaging and bar-coding, quality assurance testing and purchasing assistance. Our seasoned purchasing and sales team, coupled with state-of-the-art information technology and automated retrieval systems, provide the basis for our reputation for high quality and rapid (overnight) delivery.

Research, Development and Engineering

        We work closely with commercial airlines to improve existing products and identify customers' emerging needs. Our expenditures in research, development and engineering totaled $32.5 for the nine month period ended September 30, 2003, $28.9 for the nine month period ended September 30, 2002, $34.1 million for the transition period ended December 31, 2002, and $43.5 million for the fiscal year ended February 23, 2002. We employed 457 professionals in engineering, research and development as of September 30, 2003. We believe, based on our experience in the industry, that we have the largest engineering organization in the cabin interior products industry, with software, electronic, electrical and mechanical design skills, as well as substantial expertise in materials composition and custom cabin interior layout design and certification.

Marketing and Customers

        We market and sell our commercial aircraft products directly to virtually all of the world's major airlines and aircraft manufacturers. Airlines select manufacturers of cabin interior products primarily on the basis of custom design capabilities, product quality and performance, on-time delivery, after-sales customer service, product support and price. We believe that our large installed base, our timely responsiveness in connection with the custom design, manufacture, delivery and after-sales customer service and product support of our products and our broad product line and stringent customer and regulatory requirements all present barriers to entry for potential new competitors in the cabin interior products market.

        We believe that airlines prefer our integrated worldwide marketing approach, which is focused by airline and encompasses our entire product line. Led by a senior executive, teams representing each product line serve designated airlines that together accounted for 64% of the purchases of products manufactured by our Commercial Aircraft Products Group during the nine month period ended

September 30, 2003. Our teams have developed customer-specific strategies to meet each airline's product and service needs. We also staff "on-site" customer engineers at major airlines and airframe manufacturers to represent our entire product line and work closely with the customers to develop specifications for each successive generation of products required by the airlines. These engineers help customers integrate our wide range of cabin interior products and assist in obtaining the applicable regulatory certification for each particular product or cabin configuration. Through our on-site customer engineers, we expect to be able to more efficiently design and integrate products that address the requirements of our customers. We provide program management services, integrating all on-board cabin interior equipment and systems, including installation and Federal Aviation Administration certification, allowing airlines to substantially reduce costs. We believe that we are one of the only suppliers in the commercial aircraft cabin interior products industry with the size, resources, breadth of product line and global product support capability to operate in this manner.

        We market our business jet products directly to all of the world's general aviation airframe manufacturers, modification centers and operators. Business jet owners typically rely upon the airframe manufacturers and completion centers to coordinate the procurement and installation of their interiors. Business jet owners select manufacturers of business jet products on a basis similar to that for commercial aircraft interior products: customer design capabilities, product quality and performance, on-time delivery, after-sales customer service, product support and price. We believe that potential new competitors would face a number of barriers to entering the cabin interior products market. Barriers to entry include regulatory requirements, our large installed product base, our custom design capability, manufacturing capability, delivery, and after-sales customer service, product support and our broad product line.

        We market our aerospace fasteners directly to the airlines, completion centers, first-tier suppliers to the airframe manufacturers, the airframe manufacturers and other distributors. We believe that our key competitive advantages are the breadth of our product offerings and our ability to deliver on a timely basis. We believe that our broad product offerings of aerospace fasteners and our ability to deliver products on a next day basis and our core competencies in product information management, purchasing and logistics management provide strong barriers to entry.

        Our program management approach assigns a program manager to each significant contract. The program manager is responsible for all aspects of the specific contract, including managing change orders, negotiating related non-recurring engineering charges, monitoring the progress of the contract through its scheduled delivery dates and overall contract profitability. We believe that our customers benefit substantially from our program management approach, including better on-time delivery and higher service levels. We also believe our program management approach results in better customer satisfaction.

        As of September 30, 2003, our direct sales and marketing organization consisted of 158 persons, plus 47 independent sales representatives. Our sales to non-U.S. customers were approximately $230 for the nine month period ended September 30, 2003, $234 million for the transition period ended December 31, 2002 and $288 million for the fiscal year ended February 23, 2002, or approximately 50%, 46% and 42%, respectively, of net sales during such periods. During the nine month period ended September 30, 2003 and the transition period ended December 31, 2002, approximately 74% of our total revenues were derived from airlines and other commercial aircraft operators compared to approximately 76% in the fiscal year ended February 23, 2002. Approximately 56% of our revenues for the nine month period ended September 30, 2003 and 60% of our revenues during the transition period ended December 31, 2002 were from refurbishment, spares and upgrade programs. During the nine month period ended September 30, 2003 and the transition period ended December 31, 2002, no single customer accounted for more than 10%. The portion of our revenues attributable to particular customers varies from year to year because of airlines' scheduled purchases of new aircraft and for retrofit and refurbishment programs for their existing aircraft.

Backlog

        We estimate that our backlog at September 30, 2003 was approximately $500 million as compared to approximately $450 million at December 31, 2002 and approximately $480 million at February 23, 2002. Of our backlog at September 30, 2003, approximately 57% is scheduled to be deliverable within the next twelve months; 56% of our total backlog is with North American customers, approximately 10% is with European customers and approximately 31% is with Asian customers (including Australia and New Zealand). Our backlog includes estimated backlog from all of our businesses, including our fastener distribution business, which accounted for a significant portion of the increase between December 31, 2002 and September 30, 2003, as of each date presented above.

Customer Service

        We believe that our customers place a high value on customer service and product support and that such service is a critical factor in our industry. The key elements of such service include:

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  Rapid response to requests for engineering designs, proposal requests and technical specifications;

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  Flexibility with respect to customized features;

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  On-time delivery;

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  Immediate availability of spare parts for a broad range of products; and

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  Prompt attention to customer problems, including on-site customer training.

        Customer service is particularly important to airlines due to the high cost to the airlines of late delivery, malfunctions and other problems.

Warranty and Product Liability

        We warrant our products, or specific components thereof, for periods ranging from one to ten years, depending upon product type and component. We generally establish reserves for product warranty expense after considering relevant factors such as our stated warranty policies and practices, historical frequencies of claims to replace or repair products under warranty and recent sales and claims trends. Actual warranty costs reduce the warranty reserve as they are incurred. We periodically review the adequacy of accrued product warranty reserves and revisions of such reserves are recognized in the period in which such revisions are determined.

        We also carry product liability insurance. We believe that our insurance should be sufficient to cover product liability claims.

Competition

        The commercial aircraft cabin interior products market is relatively fragmented, with a number of competitors in each of the individual product categories. Due to the global nature of the commercial aerospace industry, competition comes from both U.S. and foreign manufacturers. However, as aircraft cabin interiors have become increasingly sophisticated and technically complex, airlines have demanded higher levels of engineering support and customer service than many smaller cabin interior products suppliers can provide. At the same time, airlines have recognized that cabin interior product suppliers must be able to integrate a wide range of products, including sophisticated electronic components, particularly in wide-body aircraft. We believe that the airlines' increasing demands on their suppliers will result in a consolidation of those suppliers that remain. We have participated in this consolidation through strategic acquisitions and internal growth and we intend to continue to participate in the consolidation.

        Our principal competitors for seating products are Group Zodiac S.A. and Keiper Recaro GmbH. Our primary competitors for interior systems products are Britax PLC, JAMCO, Scott Aviation and Intertechnique. Our principal competitors in the passenger-to-freighter conversion business include Boeing Airplane Services, Elbe Flugzeugwerko GMBH, a division of EADS, Israel Aircraft Industries, Pemco World Air Services and Aeronavili. Our principal competitors for other product and service offerings in our engineered interior structures, components and assemblies include TIMCO, JAMCO, Britax PLC and Driessen Aircraft Interior Systems. The market for business jet products is highly fragmented, consisting of numerous competitors, the largest of which is Decrane Aircraft Holdings. Our primary competitors in the fastener distribution market are Honeywell Hardware Products Group, Wesco Aircraft Hardware, C.J. Fox and Pentacon, Inc.

Manufacturing and Raw Materials

        Our manufacturing operations consist of both the in-house manufacturing of component parts and sub-assemblies and the assembly of our specified and designed component parts that are purchased from outside vendors. We maintain state-of-the-art facilities, and we have an ongoing strategic manufacturing improvement plan utilizing lean manufacturing processes. We constantly strive for continuous improvement from implementation of these plans for each of our product lines. We have implemented common information technology platforms company-wide, as appropriate. These activities should lower production costs, shorten cycle times and reduce inventory requirements and at the same time improve product quality, customer response and profitability. We do not believe we are materially dependent on any single supplier or assembler for any of our raw materials or specified and designed component parts and, based upon the existing arrangements with vendors, our current and anticipated requirements and market conditions, we believe that we have made adequate provisions for acquiring raw materials.

Government Regulation

        The Federal Aviation Administration ("FAA") prescribes standards and licensing requirements for aircraft components, and licenses component repair stations within the United States. Comparable agencies regulate such matters in other countries. We hold several FAA component certificates and perform component repairs at a number of our U.S. facilities under FAA repair station licenses. We also hold an approval issued by the U.K. Civil Aviation Authority to design, manufacture, inspect and test aircraft seating products in Leighton Buzzard, England and to manufacture and ship from our Kilkeel, Northern Ireland facility. We also have the necessary approvals to design, manufacture, inspect, test and repair our interior systems products in Nieuwegein, The Netherlands.

        In March 1992, the FAA adopted Technical Standard Order C127, or TSO C127, requiring that all seats on certain new generation commercial aircraft installed after such date be certified to meet a number of new safety requirements, including the ability to withstand a 16G force. We have developed over 32 different seat models that meet the TSO C127 seat safety regulations, have successfully completed thousands of tests to comply with TSO C127 and, based on our installed base of 16G seats, are the recognized industry leader in this area.

        In November 2002, our seating group became the first passenger seating supplier to sign a Partnership for Safety Plan (PSP) with the FAA. Based on established qualifications of personnel and systems, the PSP provides us with increased authority to approve test plans and reports, and to witness tests. The PSP provides us with a number of business benefits including greater planning flexibility, simplified scheduling and greater program control and eliminates variables such as FAA workload and priorities.

        On October 4, 2002, the FAA published a Supplemental Notice of Proposed Rule Making (SNPRM). This SNPRM proposed extending the current requirement for "enhanced safety" seats (16G seats) on aircraft designs registered after 1988, to all aircraft. This proposed rule would require that older design aircraft be retrofitted with new enhanced safety "16G" seats over a multi-year basis. The public comment period for the proposed retrofit rule closed on March 3, 2003. The date for final rule making and any changes to the details of the rule will be based on the comments received and the priority assigned to this proposal by the FAA.

Environmental Matters

        Our operations are subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, including those governing discharges of pollutants into the air and water and the management and disposal of hazardous substances and wastes. We may be subject to liability or penalties for violations of those standards. We are also subject to laws and regulations, such as the Federal Superfund law and similar state statutes, governing remediation of contamination at facilities that we currently or formerly owned or operated or to which we send hazardous substances or wastes for treatment, recycling or disposal. We believe that we are currently in compliance, in all material respects, with all environmental laws and regulations. However, we could become subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability relating to our facilities or operations.

Patents

        We currently hold 118 United States patents and 88 international patents, covering a variety of products. We believe that the termination, expiration or infringement of one or more of such patents would not have a material adverse effect on our Company.

Employees

        As of September 30, 2003, we had approximately 3,400 employees. Approximately 67% of our employees are engaged in manufacturing, 13% in engineering, research and development and program management and 20% in sales, marketing, product support and general administration. Unions represent approximately 17% of our worldwide employees. A labor contract representing approximately 184 U.S. employees expires on April 30, 2006. The labor contract with the only other domestic union, which represents approximately 3% of our employees, runs through May 2004. We consider our employee relations to be good.

Properties

        As of September 30, 2003, we had 11 principal operating facilities and one administrative facility, which comprises an aggregate of approximately 1.3 million square feet of space. The following table describes the principal facilities and indicates the location, function, approximate size and ownership status of each location.

Segment	Location	Purpose	Facility Size (Sq. Feet)	Ownership
Commercial Aircraft Products	Winston-Salem, North Carolina	Manufacturing	264,800	Leased
	Leighton Buzzard, England	Manufacturing	114,000	Owned
	Kilkeel, Northern Ireland	Manufacturing	110,500	Leased/Owned
	Anaheim, California	Manufacturing	98,000	Leased
	Lenexa, Kansas	Manufacturing	80,000	Leased
	Nieuwegein, The Netherlands	Manufacturing	47,350	Leased
	Marysville, Washington	Engineering Services/ Manufacturing	110,000	Leased
	Long Beach, California	Manufacturing	150,800	Owned
Business Jet Products	Miami, Florida	Manufacturing	110,000	Leased
	Holbrook, New York	Manufacturing	20,100	Leased
Fastener Distribution	Miami, Florida	Distribution	210,000	Leased
Corporate	Wellington, Florida	Administrative	17,700	Owned

			1,333,250

        We believe that our facilities are suitable for their present intended purposes and adequate for our present and anticipated level of operations.

Legal Proceedings

        We are a defendant in various legal actions arising in the normal course of business, the outcomes of which, in the opinion of management, neither individually nor in the aggregate are likely to result in a material adverse effect on our business, results of operations or financial condition.

        There are no material pending legal proceedings, other than the ordinary routine litigation incidental to the business discussed above, to which we or any of our subsidiaries are a party or of which any of our property is the subject.

MANAGEMENT

        The following table sets forth information regarding our directors and executive officers as of September 30, 2003. Officers of the Company are elected annually by the Board of Directors.

Title	Age	Position
Amin J. Khoury	64	Chairman of the Board
Robert J. Khoury	61	President, Chief Executive Officer and Director
Jim C. Cowart	52	Director *
Richard G. Hamermesh	55	Director*
David C. Hurley	63	Director*
Brian H. Rowe	72	Director**
Jonathan M. Schofield	63	Director*,**
Thomas P. McCaffrey	49	Corporate Senior Vice President of Administration and Chief Financial Officer
Michael B. Baughan	44	Senior Vice President and General Manager, Commercial Aircraft Products Group
Robert A. Marchetti	60	Group Vice President and General Manager, Fastener Distribution Group
Mark D. Krosney	56	Group Vice President and General Manager, Business Jet Group
Edmund J. Moriarty	59	Corporate Vice President-Law, General Counsel and Secretary
Jeffrey P. Holtzman	48	Vice President-Finance and Treasurer
Stephen R. Swisher	45	Vice President-Finance and Controller

*
Member, Audit Committee

**
Member, Stock Option and Compensation Committee

Director Classification

        Our Restated Certificate of Incorporation provides that the Board of Directors is to be divided into three classes, each nearly as equal in number as possible, so that each director (in certain circumstances after a transitional period) will serve for three years, with one class of directors being elected each year. The Board is currently comprised of two Class I Directors (Brian H. Rowe and Jim C. Cowart), two Class II Directors (Robert J. Khoury and Jonathan M. Schofield) and three Class III Directors (Amin J. Khoury, Richard G. Hamermesh and David C. Hurley). The terms of the Class I, Class II and Class III Directors expire at the end of each respective three-year term and upon the election and qualification of successor directors at annual meetings of stockholders held at the end of each fiscal year. Our executive officers are elected annually by the Board of Directors following the annual meeting of stockholders and serve at the discretion of the Board of Directors.

Current Directors

        Amin J. Khoury has been our Chairman of the Board since July 1987 when he founded the Company and was Chief Executive Officer until April 1, 1996. Mr. Khoury is currently the Chairman of the Board of Directors and Chief Executive Officer of Applied Extrusion Technologies, Inc., a manufacturer of oriented polypropylene films used in consumer products labeling and packaging applications, a member of the Board of Directors of Brooks Automation, Inc., a leading supplier of integrated automation solutions for the global semiconductor, data storage and flat panel display manufacturing industries, and a member of the Board of Directors of Synthes-Stratec, the world's leading orthopedic trauma medical device company. Mr. Khoury is the brother of Robert J. Khoury.

        Robert J. Khoury has been a Director since July 1987, when he co-founded the Company. He currently serves as President and Chief Executive Officer. From April 1996 through August 2000, he served as Vice Chairman. Mr. Khoury is a board member of Mar-Test, Inc., a leading test lab for low cycle fatigue testing. Mr. Khoury is the brother of Amin J. Khoury.

        Jim C. Cowart has been a Director since November 1989. Mr. Cowart is currently a Principal of Cowart & Co. LLC and Auriga Partners, Inc., private capital firms that provide strategic planning, competitive analysis, financial relations and other services. From August 1999 to May 2001, he was Chairman of QualPro Corporation, an aerospace components manufacturing company, and from February 1998 to November 2000, Mr. Cowart was Chairman and CEO of E-Com Architects, Inc., a computer software company. From January 1993 to November 1997, he was the Chairman and CEO of Aurora Electronics Inc. Previously, Mr. Cowart was a founding general partner of Capital Resource Partners, a private investment capital manager, and he held various positions in investment banking and venture capital with Lehman Brothers, Shearson Venture Capital and Kidder, Peabody & Co.

        Richard G. Hamermesh has been a Director since July 1987. Dr. Hamermesh is currently a Professor of Management Practice at the Harvard Business School. From 1987 to 2001, he was a co-founder and a Managing Partner of The Center for Executive Development, an executive education and development-consulting firm. Prior to this, from 1976 to 1987, Dr. Hamermesh was a member of the faculty of the Harvard Business School. He is also an active investor and entrepreneur, having participated as a principal, director and investor in the founding and early stages of more than 15 organizations. Dr. Hamermesh is also a director of Applied Extrusion Technologies, Inc., a manufacturer of oriented polypropylene films used in consumer products labeling and packaging applications.

        David C. Hurley has been a director since June 2003. He is currently the Vice Chairman of PrivatAir, a corporate aviation services company based in Geneva, Switzerland, where he served as Chief Executive Officer from 2000 to February 2003. Prior to 2000, Mr. Hurley was the Chairman and Chief Executive Officer of Flight Services Group (FSG), a corporate aircraft management and sales company, which he founded in 1984 and which was acquired by PrivatAir in 2000. Before founding FSG, Mr. Hurley served as Senior Vice President of Domestic and International Sales for Canadair Challenger. He currently serves on the Boards of the Smithsonian Institution's National Air and Space Museum, the Corporate Angel Network, the Wings Club, Aerosat, Inc. and Capital Route Limited.

        Brian H. Rowe has been a Director since July 1995. He is currently Chairman Emeritus of GE Aircraft Engines, a principal business unit of the General Electric Company, where he also served as Chairman from September 1993 through January 1995 and as President from 1979 through 1993. Since February 2001, Mr. Rowe has acted as Chairman of Atlas Air, an air cargo carrier, where he has served as a director since March 1995. Mr. Rowe is also a director of the following companies since the date listed: December 1995—Textron Inc., a manufacturer of aircraft, automobile components, an industrial segment, systems and components for commercial aerospace and defense industries, and financial services; and December 1998—Acterna Corporation, a test equipment and communication systems manufacturing company.

        Jonathan M. Schofield has been a Director since April 2001. Mr. Schofield recently retired from Airbus Industrie of North America, Inc., a subsidiary of Airbus Industrie, a manufacturer of large civil aircraft. From December 1992 through February 2000, Mr. Schofield served as Chairman of the Board and CEO, and served as Chairman from February 2000 until his retirement in March 2001. From 1989 until he joined Airbus, Mr. Schofield was President of United Technologies International Corporation. Mr. Schofield presently sits on the Boards of Aviall, Inc. and SS&C Technologies, Inc., and is a trustee of LIFT Trust.

Executive Officers

        Thomas P. McCaffrey has been Corporate Senior Vice President of Administration and Chief Financial Officer since May 1993. From August 1989 through May 1993, Mr. McCaffrey was an Audit Director with Deloitte & Touche LLP, and from 1976 through 1989 served in several capacities, including Audit Partner, with Coleman & Grant.

        Michael B. Baughan has been Senior Vice President and General Manager of Commercial Aircraft Products Group since July 2002. From May 1999 to July 2002, Mr. Baughan was Group Vice President and General Manager of Seating Products. From September 1994 to May 1999, Mr. Baughan was Vice President, Sales and Marketing for Seating Products. Prior to 1994, Mr. Baughan held various positions including President of AET Systems, Manager of Strategic Initiatives at The Boston Company (American Express) and Sales Representative at Dow Chemical Company.

        Robert A. Marchetti has been Group Vice President and General Manager of Fastener Distribution Group since April 2002. From February 2001 to April 2002, Mr. Marchetti was Group Vice President of Machined Products Group. From 1997 to January 2001 Mr. Marchetti was with Fairchild Corporation's Fasteners Division with his last position being Senior Vice President and Chief Operating Officer. From 1990 to 1997, Mr. Marchetti served as a corporate officer of UNC Inc. where he held several senior positions, Corporate VP of Marketing, President of Tri-Remanufacturing and Chief Operating Officer of the Accessory Overhaul Division. From 1989 to 1990, he served as President of AWA Incorporated. From 1986 through 1989, Mr. Marchetti was Vice President of Marketing at General Electric Aircraft Engines and he was General Manager for a Component Repair Division. Prior to that he held several sales and general management positions from 1965 through 1986 with Copperweld Corporation and Carlisle Corporation.

        Mark D. Krosney has been Group Vice President and General Manager of Business Jet Group since January 2001. From February 1996 through December 2000, Mr. Krosney was Vice President of Engineering for Seating Products. From 1994 to 1996, Mr. Krosney served as General Manager for A.W. Chesterton. From 1992 to 1994, Mr. Krosney was with Johnson Controls, Automotive System Group, where his last position was General Manager of the Seat Mechanisms Group. Prior to that he was with United Technologies Corporation for 22 years, where he held positions as Divisional Director of Technology for Control Systems, Director of Product Development and Marketing of Diesel Systems and member of the Senior Committee for UTC Corporation.

        Edmund J. Moriarty has been Corporate Vice President-Law, General Counsel and Secretary since November 16, 1995. From 1991 to 1995, Mr. Moriarty served as Vice President and General Counsel to Rollins, Inc., a national service company. From 1982 through 1991, Mr. Moriarty served as Vice President and General Counsel to Old Ben Coal Company, a wholly-owned coal subsidiary of The Standard Oil Company.

        Jeffrey P. Holtzman has been Vice President-Finance and Treasurer since August 1999. Mr. Holtzman has been a Vice President since November 1996 and Treasurer since September 1993. From June 1986 to July 1993, Mr. Holtzman served in several capacities at FPL Group, Inc., including Assistant Treasurer and Manager of Financial Planning. Mr. Holtzman previously worked for Mellon Bank, Gulf Oil Corporation and Ernst & Young LLP.

        Stephen R. Swisher has been Vice President-Finance and Controller since August 1999. Mr. Swisher has been Controller since 1996 and served as Director of Finance from 1994 to 1996. Prior to 1994, Mr. Swisher held various positions, including Accounting Manager at Burger King Corporation and Audit Manager with Deloitte & Touche LLP.

DESCRIPTION OF THE NEW NOTES

        The outstanding old notes were issued under an indenture dated as of October 7, 2003 (the "Indenture") between us, BE Aerospace, Inc. (the "Company"), as issuer, and The Bank of New York, as trustee (the "Trustee"), a copy of the form of which will be made available upon request. Upon the issuance of the new notes, the Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of the material provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by, reference to the provisions of the Indenture, including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the Trust Indenture Act. Capitalized terms that are used in this description but do not appear in "Certain Definitions" at the end of this description shall have the meanings assigned to them in the Indenture. We refer to the new notes throughout this description as the "New Notes," the older outstanding notes as the "Old Notes" and the New Notes and Old Notes together as the "Notes."

General

        The New Notes will be unsecured, senior obligations of the Company. The Old Notes were issued in an initial principal amount of $175 million. The New Notes will be issued solely in exchange for an equal principal amount of Old Notes pursuant to the exchange offer. The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes except that: (i) the New Notes will have been registered under the Securities Act and (ii) the registration rights and contingent interest reset provisions, which are triggered if the filing and declaration of effectiveness of the required registration statement and subsequent consummation of an exchange offer pursuant to the registration statement do not occur within the time periods specified in the registration rights agreement, applicable to the Old Notes are not applicable to the New Notes. See "The Exchange Offer—Registration Rights." The Company may issue additional notes (the "Additional Notes") under the Indenture in an unlimited principal amount from time to time after this offering. Any offering of Additional Notes is subject to compliance with the covenant described below under the caption "—Certain Covenants—Limitations on Indebtedness." The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

        The Notes will be issued only in registered form without coupons, in denominations of $1,000 and integral multiples thereof. Principal of, premium, if any, and interest on the Notes will be payable, and the Notes will be transferable (subject to compliance with transfer restrictions imposed by applicable securities laws for so long as the Notes are not registered for resale under the Securities Act), at the principal corporate trust office or agency of the Trustee in The City of New York maintained for such purposes at 101 Barclay Street, Floor 2 W, New York, New York 10286. In addition, interest maybe paid, at the option of the Company, by check mailed to the Person entitled thereto as shown on the Note Register. No service charge will be made for any transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

Maturity, Interest and Principal Payments

        The Notes will mature on October 1, 2010. Except as otherwise described below, each Note will bear interest at the applicable rate set forth on the cover page hereof from October 7, 2003 or from the most recent interest payment date to which interest has been paid, payable in cash semiannually in arrears on April 1 and October 1 of each year, commencing April 1, 2004, to the Person in whose name the Note (or any predecessor Note) is registered in the Note Register at the close of business on the March 15 or September 15 next preceding such interest payment date.

        As discussed under "The Exchange Offer—Registration Rights," pursuant to the Registration Rights Agreement, the Company has agreed for the benefit of the holders of the Old Notes, at the

Company's cost either (i) to effect a registered exchange offer under the Securities Act to exchange the Old Notes for New Notes (the "Exchange Offer"), which will have terms identical in all material respects to the Old Notes (except that the New Notes will not contain terms with respect to transfer restrictions) or (ii) in the event that any changes in law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 210 days following the date of the original issue of the Notes, or if any holder of the Notes (other than the Initial Purchasers) is not eligible to participate in the Exchange Offer, or upon the request of any Initial Purchaser in certain circumstances, to register the Notes for resale under the Securities Act through a shelf registration statement (the "Shelf Registration Statement"). In the event that either (a) the registration statement with respect to the Exchange Offer (the "Exchange Offer Registration Statement") is not filed with the Commission on or prior to the 60th calendar day following the date of original issue of the Old Notes, (b) the Exchange Offer Registration Statement has not been declared effective on or prior to the 180th calendar day following the date of original issue of the Old Notes or (c) the Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to the 210th calendar day following the date of original issue of the Old Notes, the interest rate borne by the Notes shall be increased by one-quarter of one percent per annum following such 60-day period in the case of (a) above, following such 180-day period in the case of clause (b) above or following such 210-day period in the case of clause (c) above. The interest rate on the notes will increase by an additional one quarter of one percent per annum for each subsequent 90-day period during which the registration default continues, with the aggregate amount of such increase from the original interest rate pursuant to these provisions to in no event exceed one percent per annum. Upon (x) the filing of the Exchange Offer Registration Statement after the 60-day period described in clause (a) above, (y) the effectiveness of the Exchange Offer Registration Statement after the 180-day period described in clause (b) above or (z) the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, after the 210-day period described in clause (c) above, the interest rate borne by the Notes from the date of such filing, effectiveness or consummation, as the case may be, will be reduced to the original interest if the Company is otherwise in compliance with this paragraph. See "Exchange Offer; Registration Rights."

        Old Notes that remain outstanding after the consummation of the Exchange Offer and New Notes issued in connection with the Exchange Offer will be treated as a single class of securities under the Indenture.

Guarantees

        If any Restricted Subsidiary of the Company becomes a guarantor or obligor in respect of any other Indebtedness of the Company or any of the Guarantors, such Restricted Subsidiary will be required to guarantee the Company's obligations under the Notes jointly and severally with any other such Restricted Subsidiary, fully and unconditionally, on a senior basis. In addition, if the total consolidated revenues of the wholly owned Domestic Subsidiaries of the Company exceed 7.5% of the Company's total consolidated revenues (on a pro forma basis for the most recent four-quarter period), all of such wholly owned Domestic Subsidiaries will be required to guarantee the Notes, fully and unconditionally, on a senior basis.

        The Indenture will provide that upon a sale or other disposition to a Person not an Affiliate of the Company of all of the Company's Capital Stock in, or all or substantially all of the assets of, any Guarantor, such Guarantor will be deemed automatically and unconditionally released and discharged from all of its obligations under its Guarantee. The Guarantees, if any, may also be released in other situations. See "—Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries."

Ranking

        The payment of the principal of, premium, if any, interest on and all other amounts owing in respect of, the Notes will rank pari passu in right of payment with all existing and future unsecured and unsubordinated Indebtedness of the Company and will be senior in right of payment to all existing and future Subordinated Indebtedness of the Company. The Notes will also be effectively subordinated to all existing and future secured indebtedness of the Company, including the Bank Credit Agreement, to the extent of the value of the assets securing such Indebtedness and to all existing and future Indebtedness of any Subsidiary of the Company which is not a Guarantor of the Notes. Our subsidiaries do not guarantee our bank credit facility or our existing senior subordinated notes. See "Risk Factors—As of the issue date of the outstanding notes, none of our subsidiaries guaranteed our obligations under the notes and, as of the issue date of the new notes, none of our subsidiaries are expected to guarantee our obligations under the notes and, accordingly, the assets of these non-guarantor subsidiaries may not be available to make payments on the notes."

Sinking Fund

        The Notes will not be entitled to the benefit of any sinking fund.

Redemption

        Optional Redemption.    The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after October 1, 2007, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period beginning on October 1 of the years indicated below:

Year	Redemption Price
2007	104.250%
2008	102.125%
2009 and thereafter	100.000%

        In addition, at any time or from time to time, on or prior to October 1, 2006, the Company may, at its option, redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) at a redemption price equal to 108.5% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that at least 65% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company and its Subsidiaries); provided further that such redemption occurs within 60 days of the date of closing of each such Equity Offering. The Trustee shall select the Notes to be purchased in the manner described under "—Selection and Notice."

        As described below, (a) upon the occurrence of a Change of Control, the Company is obligated to make an offer to purchase all outstanding Notes at a redemption price of 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase and (b) upon certain sales or other dispositions of assets, the Company may be obligated to make offers to purchase Notes with a portion of the Net Cash Proceeds of such sales or other dispositions at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. See "Certain Covenants—Change of Control" and "—Limitation on Disposition of Proceeds of Asset Sales."

        Selection and Notice.    In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Note of a principal amount of $1,000 or less shall be redeemed in part. Notice of redemption shall he mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption and accepted for payment.

Certain Covenants

        The Indenture will contain, among others, the covenants described below.

        Limitation on Indebtedness.    (a) The Company will not, and will not permit any Restricted Subsidiary to, create, incur, issue, assume, guarantee or in any manner become directly or indirectly liable for the payment of, or otherwise incur (collectively, "incur") any Indebtedness (including any Acquired Indebtedness), other than Permitted Indebtedness, except that the Company and any Guarantor (or a Restricted Subsidiary which guarantees the Notes at the time of such incurrence) may incur Indebtedness if:

          (x)   the Company's Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness, taken as one period on a pro forma basis, would have been at least equal to 2.0 to 1;

          (y)   the Company's ratio of (i) Senior Debt as of the last day of the most recent fiscal quarter immediately preceding the incurrence of such Indebtedness to (ii) Consolidated EBITDA for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness, taken as one period, in each case under clause (i) and (ii) on a pro forma basis, would have been no more than 3.25 to 1; and

          (z)   if such Indebtedness is Subordinated Indebtedness, such Indebtedness shall have an Average Life longer than the Average Life of the Notes and a final Stated Maturity of principal later than the final Stated Maturity of principal of the Notes.

        (b)   The foregoing limitation will not apply to the incurrence of any of the following (collectively, "Permitted Indebtedness"):

          (i)    Indebtedness of the Company or any Guarantor under the Bank Credit Agreement in an aggregate principal amount at any one time outstanding not to exceed the greater of (i) $50 million and (ii) (x) the sum of 80% of the aggregate amount of Eligible Receivables and 50% of the aggregate amount of Eligible Inventory, measured as of the end of the most recent fiscal quarter preceding the time such Indebtedness is incurred, minus (y) $150 million (for disclosure purposes only, the calculation under clause (ii) as of September 30, 2003 would have been a negative number);

          (ii)   Indebtedness of the Company or any Guarantor under the Notes;

          (iii)  Indebtedness of the Company or any Restricted Subsidiary outstanding on the date of the Indenture (other than Indebtedness incurred pursuant to clause (i) of this definition);

          (iv)  obligations of the Company or any Restricted Subsidiary pursuant to Hedging Protection Obligations which are not incurred for speculative purposes;

          (v)   Indebtedness of the Company to any Restricted Subsidiary;

          (vi)  Indebtedness of any Restricted Subsidiary to any other Restricted Subsidiary of the Company or to the Company;

          (vii) Indebtedness (as defined in clauses (e) and (f) of the definition of Indebtedness) to the holders of the Notes incurred pursuant to provisions of the Indenture;

        (viii)  Guarantees by the Company or any Restricted Subsidiary of Indebtedness of the Company or any Restricted Subsidiary permitted under this definition of "Permitted Indebtedness" or "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries";

          (ix)  Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, shares of Capital Stock of Restricted Subsidiaries;

          (x)   Indebtedness of the Company or any Restricted Subsidiary in respect of purchase money obligations incurred or assumed in connection with the acquisition, construction, improvement or development of real or personal property (whether through the direct purchase of assets or Capital Stock of any Person owning such assets), in each case incurred within 180 days before or after the acquisition, construction, development or improvement of the related asset, and any renewals, extensions, substitutions, refinancings or replacements (which replacement can occur after termination of the relevant agreement) thereof, in an aggregate principal amount not to exceed $10 million at any time outstanding;

          (xi) Indebtedness of any Foreign Subsidiary incurred for working capital purposes in an aggregate principal amount not in excess of $10 million at any one time outstanding;

          (xii) any renewals, extensions, substitutions, replacements (which replacement can occur after termination of the relevant agreement) or refinancings (each, for purposes of this clause, a "refinancing") by the Company or any Restricted Subsidiary of any Indebtedness of the Company or any Restricted Subsidiary incurred pursuant to paragraph (a) of the "Limitation on Indebtedness" covenant or clauses (ii) and (iii) of this definition, including any successive refinancings by the Company or any Restricted Subsidiary, so long as (A) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing, plus the amount of expenses of the Company or any Restricted Subsidiary incurred in connection with such refinancing, (B) in the case of any refinancing of Pari Passu Indebtedness or Subordinated Indebtedness, such new Indebtedness is made pari passu with or subordinate to the Notes at least to the same extent as the Indebtedness being refinanced, (C) such new Indebtedness has an Average Life longer than the Average Life of the Notes and a final Stated Maturity later than the final Stated Maturity of the Notes and (D) any Indebtedness of the Company or any Guarantor may only be refinanced by the Company or a Guarantor; and

          (xiii) Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount not in excess of $30 million at any one time outstanding.

        For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness, or is permitted to be incurred pursuant to clause (a) of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant.

        Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of preferred stock will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value of the Indebtedness on the date of such issuance in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

        For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S.

dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. The principal amount of any Indebtedness refinancing other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which refinancing Indebtedness is denominated that is in effect on the date of such refinancing. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.

        For purposes of the Notes, except as otherwise provided, on a pro forma basis means giving effect to: (i) the incurrence of such Indebtedness and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred and the application of such proceeds occurred at the beginning of such four-quarter period, or as of the last day of the most recent fiscal quarter, as the case may be; (ii) the incurrence, repayment or retirement of any other Indebtedness by the Company or its Restricted Subsidiaries since the first day of such four-quarter period, or since the last day of the most recent fiscal quarter, as the case may be, as if such Indebtedness was incurred, repaid or retired at the beginning of such four-quarter period, or as of the last day of the most recent fiscal quarter, as the case may be; and (iii) notwithstanding clause (d) of the definition of Consolidated Adjusted Net Income, the acquisition (whether by purchase, merger or otherwise) or disposition (whether by sale, merger or otherwise) of any company, entity or business acquired or disposed of by the Company or its Restricted Subsidiaries, as the case may be, since the first day of such four-quarter period, as if such acquisition or disposition occurred at the beginning of such four-quarter period, reflecting in the case of such an acquisition, any amount attributable to operating expense that will be eliminated or cost reduction that will be realized (in each case, net of any operating expense or other cost increase) in connection with such acquisition, as determined in good faith by the chief financial officer of the Company in accordance with GAAP and the rules, regulations and guidelines of the Commission, as if such elimination of operating expense or the realization of such cost reduction were achieved at the beginning of such four-quarter-period).

        Limitation on Restricted Payments.    (a) The Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, take the following actions:

  (i)
  declare or pay any dividend on, or make any distribution to holders of, any shares of the Company's Capital Stock (other than dividends or distributions payable in shares of its Capital Stock or in options, warrants or other rights to purchase such Capital Stock, but excluding dividends or distributions payable in Redeemable Capital Stock or in options, warrants or other rights to purchase Redeemable Capital Stock),

  (ii)
  purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any options, warrants or other rights to acquire such Capital Stock,

  (iii)
  make any principal payment on or repurchase, redeem, defease or otherwise acquire or retire for value, prior to a scheduled principal payment, scheduled sinking fund payment or maturity, any Subordinated Indebtedness (other than repurchases, redemptions, defeasances or other acquisitions or retirement of any Subordinated Indebtedness purchased in anticipation of satisfying a scheduled principal payment, maturity, sinking fund or amortization or other installment obligation or mandatory redemption, in each case due within one year of the date of acquisition or retirement), or

  (iv)
  make any Investment (other than any Permitted Investment) in any Person,

(such payments or other actions described in (but not excluded from) clauses (i) through (iv) are collectively referred to as "Restricted Payments"), unless at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a Board Resolution):

        (1)   no Default or Event of Default shall have occurred and be continuing,

        (2)   the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Indebtedness" covenant, and

        (3)   the aggregate amount of all Restricted Payments declared or made after the date of the Indenture shall not exceed the sum of:

          (A)  50% of the aggregate cumulative Consolidated Adjusted Net Income of the Company accrued on a cumulative basis during the period beginning on the first day after the date of the Indenture and ending on the last day of the Company's last fiscal quarter ending prior to the date of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Adjusted Net Income shall be a loss, minus 100% of such loss), plus

          (B)  the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Company's Board of Directors, whose determination shall be conclusive), received after the date of the Indenture by the Company from the issuance or sale (other than to any Restricted Subsidiary) of shares of Capital Stock of the Company (other than Redeemable Capital Stock) or warrants, options or rights to purchase such shares of Capital Stock of the Company, plus

          (C)  the aggregate net cash proceeds received after the date of the Indenture by the Company from the issuance or sale (other than to any Restricted Subsidiary) of debt securities that have been converted into or exchanged for Capital Stock of the Company (other than Redeemable Capital Stock) to the extent such debt securities were originally sold for cash, together with the aggregate cash received by the Company at the time of such conversion or exchange, plus

          (D)  to the extent not otherwise included in the Company's Consolidated Adjusted Net Income, the net reduction in Investments constituting a Restricted Payment resulting from the payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or a Restricted Subsidiary or from the sale of such Investment after the date of the Indenture or from the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary (valued in each case as provided in the definition of "Investment"), not to exceed the total amount of Investments (other than Permitted Investments) after the date of the Indenture in such Unrestricted Subsidiary or such Investment by the Company and its Restricted Subsidiaries.

        (b)   Notwithstanding paragraph (a) above, the Company and its Restricted Subsidiaries may take the following actions so long as (with respect to clauses (iv), (v), (vii) and (ix) below) no Default or Event of Default shall have occurred and be continuing:

          (i)    the payment of any dividend within 60 days after the date of declaration thereof, if at such declaration date such declaration complied with the provisions of paragraph (a) above;

          (ii)   the purchase, redemption or other acquisition or retirement for value of any shares of Capital Stock of the Company, in exchange for, or out of the net cash proceeds of, a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of shares of Capital Stock (other than Redeemable Capital Stock) of the Company;

          (iii)  the purchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness (other than Redeemable Capital Stock) in exchange for or out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of shares of Capital Stock (other than Redeemable Capital Stock) of the Company;

          (iv)  the repurchase of any Subordinated Indebtedness of the Company at a purchase price not greater than 100% of the principal amount of such Subordinated Indebtedness in the event of an Asset Sale pursuant to a provision similar to the "Limitation on Disposition of Proceeds of Asset

  Sales" covenant; provided that prior to such repurchase the Company has made the Excess Proceeds Offer as provided in such covenant with respect to the Notes and has repurchased all Notes validly tendered for payment in connection with such Excess Proceeds Offer;

          (v)   the repurchase of any Subordinated Indebtedness of the Company at a purchase price not greater than 101% of the principal amount of such Subordinated Indebtedness in the event of a Change of Control pursuant to a provision similar to the "Change of Control" covenant; provided that prior to such repurchase the Company has made the Change of Control Offer as provided in such covenant with respect to the Notes and has repurchased all Notes validly tendered for payment in connection with such Change of Control Offer;

          (vi)  the purchase, redemption or other acquisition or retirement for value of Subordinated Indebtedness (other than Redeemable Capital Stock) in exchange for, or out of the net cash proceeds of a substantially concurrent incurrence (other than to a Restricted Subsidiary) of, Indebtedness of the Company so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) of the Indebtedness being so purchased, redeemed, acquired or retired, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Subordinated Indebtedness refinanced or the amount of any premium reasonably determined by the Company, as necessary to accomplish such refinancing, plus the amount of expenses of the Company incurred in connection with such refinancing, (B) such new Indebtedness is subordinated to the Notes at least to the same extent as the Subordinated Indebtedness being refinanced and (C) such new Indebtedness has an Average Life longer than the Average Life of the Notes and a final Stated Maturity of principal later than the final Stated Maturity of principal of the Notes;

          (vii) the purchase, redemption or other acquisition or retirement for value of shares of Common Stock of the Company issued pursuant to non-qualified options granted under stock option plans of the Company, in order to pay withholding taxes due as a result of income recognized upon the exercise of such options; provided that (1) the Company is required, by the terms of such plans, to effect such purchase, redemption or other acquisition or retirement for value of such shares and (2) the aggregate consideration paid by the Company for such shares so purchased, redeemed or otherwise acquired or retired for value does not exceed $2 million during any fiscal year of the Company;

          (viii)  the repurchase of Capital Stock deemed to occur upon the exercise of stock options to the extent such Capital Stock represents a portion of the exercise price of those stock options;

          (ix)  the purchase, redemption or other acquisition or retirement for value of existing 8% Notes and 9 1/2% Notes which mature prior to final Stated Maturity of the principal of the Notes in an aggregate amount used to make such purchase, redemption, acquisition or retirement not to exceed $50 million during the term of the Notes; and

          (x)   Restricted Payments in an aggregate amount not to exceed $10 million during the term of the Notes.

        The actions described in clauses (i), (ii), (iii), (iv), (v) and (vii) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) but shall reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph (a) (provided that any dividend paid pursuant to clause (i) of this paragraph (b) shall reduce the amount that would otherwise be available under clause (3) of paragraph (a) when declared, but not also when subsequently paid pursuant to such clause (i)) and the actions described in clauses (vi), (viii), (ix) and (x) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) and shall not reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph (a).

        (c)   In computing Consolidated Adjusted Net Income of the Company under clause (3)(A) of paragraph (a) above, (1) the Company shall use audited financial statements for the portions of the relevant period for which audited financial statements are available on the date of determination and unaudited financial statements and other current financial data based on the books and records of the Company for the remaining portion of such period and (2) the Company shall be permitted to rely in good faith on the financial statements and other financial data derived from the books and records of the Company that are available on the date of determination. If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment would in the good faith determination of the Company be permitted under the requirements of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustments made in good faith to the Company's financial statements affecting Consolidated Adjusted Net Income of the Company for any period.

        Limitation on Transactions with Affiliates.    The Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any transaction with, or for the benefit of, any Affiliate of the Company or any beneficial owner of 5% or more of any class of the Company's Capital Stock at any time outstanding ("Interested Persons"), unless:

          (i)    such transaction is among the Company and Restricted Subsidiaries or among Restricted Subsidiaries; or

          (ii)   (A) such transaction is on terms that are no less favorable to the Company, or such Restricted Subsidiary, as the case may be, than those which could have been obtained in an arm's length transaction with third parties who are not Interested Persons, (B) with respect to any transaction or series of related transactions involving aggregate consideration equal to or greater than $2 million, the Company has delivered an Officers' Certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (ii)(A) above, (C) with respect to any transaction or series of related transactions involving aggregate consideration equal to or greater than $5 million, such transaction or series of related transactions has been approved by the Board of Directors (including a majority of the Disinterested Directors), and (D) with respect to any transaction or series of related transactions involving aggregate consideration equal to or greater than $15 million, a written opinion as to the fairness has been delivered to the Company of such Restricted Subsidiary of such transactions or series of related transaction from a financial point of view issued by an accounting, appraisal or investment banking firm, in each case of national standing;

provided, however, that this covenant will not prohibit (i) the Company from paying reasonable and customary regular compensation and fees to directors of the Company or any Restricted Subsidiary who are not employees of the Company or any Restricted Subsidiary (ii) Restricted Payments and Restricted Investments that are permitted by the provisions of the Indenture described above under the caption "—Limitation on Restricted Payments" and (iii) arrangements with respect to the employment agreements and compensation and other benefits, including options and other equity arrangements, and similar arrangements and related agreements with management of the Company or any Restricted Subsidiary so long as any such arrangement or agreement complies with clause (ii) (A), (B) and (C) above.

        Limitation on Liens.    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or permit to exist any Lien on any of its property or assets (including Capital Stock) or any proceeds therefrom, whether owned on the Closing Date or thereafter acquired, securing any obligation, other than Permitted Liens, unless contemporaneously therewith effective provision is made to secure the Notes equally and ratably with (or on a senior basis to, in the case of Subordinated Indebtedness) such obligation for so long as such obligation is so secured.

        Limitation on Sale/Leaseback Transactions.    The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless

(i) the Company or such Restricted Subsidiary would be entitled to (A) incur Indebtedness in an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction pursuant to the covenant described under "—Limitation on Indebtedness" and (B) create a Lien, if any, on such property securing such Attributable Indebtedness without equally and ratably securing the Notes pursuant to the covenant described under "—Limitation on Liens," (ii) the Net Cash Proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair value (as determined in good faith and certified in an Officers' Certificate to the Trustee) of such property and (iii) the transfer of such property is permitted by, and the Company or such Restricted Subsidiary applies the proceeds of such transaction in compliance with, the covenant described under "—Limitation on Disposition of Proceeds of Asset Sales."

        Change of Control.    Upon the occurrence of a Change of Control, the Company shall be obligated to make an offer to purchase all of the then outstanding Notes (a "Change of Control Offer") and shall purchase, on a business day (the "Change of Control Purchase Date") (i) no earlier than the later of (a) 30 days from the date of the notice of the Change of Control Offer and (b) the date of the Change of Control, and (ii) no later than 70 days following the Change of Control, all of the then outstanding Notes validly tendered pursuant to such Change in Control Offer, at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Purchase Date. The Company may send the notice of the Change of Control prior to the consummation of the Change of Control, subject to consummation of the transaction and the Change of Control Offer may be conditioned on the consummation of the Change of Control. The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business on the Change of Control Purchase Date.

        In order to effect such Change of Control Offer, the Company shall, not later than the 30th day after the Change of Control, mail to each Noteholder and the Banks notice of the Change of Control Offer, which notice shall govern the terms of the Change of Control Offer and shall state, among other things, the procedures that Noteholders must follow to accept the Change of Control Offer.

        If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes that might be delivered by Noteholders seeking to accept the Change of Control Offer. Our other senior debt outstanding may prohibit the purchase of the Notes by the Company prior to full repayment of indebtedness under the Bank Credit Agreement and the termination of the commitments thereunder and, upon a Change of Control, all amounts outstanding under the Bank Credit Agreement may become due and payable. There can be no assurance that in the event of a Change of Control the Company will be able to obtain the necessary consents from the lenders under the Bank Credit Agreement to consummate a Change of Control Offer. The failure of the Company to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due would result in an Event of Default and would give the Trustee and the holders of the Notes the rights described under "—Events of Default."

        One of the events which constitutes a Change of Control under the Indenture is the disposition of "all or substantially all" of the Company's assets. This term has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event holders of the Notes elect to require the Company to purchase the Notes and the Company elects to contest such election, there can be no assurance as to how a court interpreting New York law would interpret the phrase.

        The existence of a holder's right to require the Company to purchase such holder's Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction which constitutes a Change of Control.

        The Company will not be required to make a Change of Control offer upon a Change of Control if a third party makes the Change of Control offer in the manner, at the times and otherwise in compliance with the requirements described in the Indenture applicable to a Change of Control offer made by the Company and purchases all notes validly tendered and not withdrawn under the Change of Control offer.

        The definition of "Change of Control" in the Indenture is limited in scope. The provisions of the Indenture may not afford holders of Notes the right to require the Company to purchase such Notes in the event of a highly leveraged transaction or certain transactions with the Company's management or its affiliates, including a reorganization, restructuring, merger or similar transaction involving the Company (including, in certain circumstances, an acquisition of the Company by management or its affiliates) that may adversely affect holders of the Notes, if such transaction is not a transaction defined as a Change of Control. See "—Certain Definitions" for the definition of "Change of Control."

        The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws regulations thereunder to the extent such laws and regulations are applicable, in the event that a Change of Control occurs and the Company is required to purchase Notes as described above.

        Limitation on Disposition of Proceeds of Asset Sales.    (a) The Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, engage in any Asset Sale unless:

          (i)    such Asset Sale is for not less than the Fair Market Value of the assets sold (as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a Board Resolution) and

          (ii)   the consideration received by the Company or the relevant Restricted Subsidiary in respect of such Asset Sale consists of at least 75% cash or Cash Equivalents;

provided that the Company and its Restricted Subsidiaries may engage in Asset Sales for consideration not in the form of cash or Cash Equivalents in amounts in excess of that permitted in this clause (ii), so long as such excess consideration is in (A) (x) the form Fully Traded Common Stock, (y) the aggregate Fair Market Value of such Fully Traded Common Stock received by the Company and its Restricted Subsidiaries (measured as of the date of receipt) from all Asset Sales in reliance on this proviso since the date of the Indenture that has not been converted into cash or Cash Equivalents does not exceed $10 million and (z) any Fully Traded Common Stock that is converted into cash or Cash Equivalents shall be applied as provided in paragraphs (b) and (c) of this "Limitation on Disposition Proceeds of Asset Sales" covenant or (B) the form of the assumption by the purchaser of liabilities of the Company or any Restricted Subsidiary (other than liabilities that are Subordinated Indebtedness), as a result of which the Company and its Restricted Subsidiaries are no longer obligated with respect to such liabilities.

        (b)   If the Company or any Restricted Subsidiary engages in an Asset Sale, the Company may use the Net Cash Proceeds thereof, within 12 months after such Asset Sale, to (i) repay or prepay any then outstanding Senior Indebtedness of the Company or (ii) invest (or enter into a legally binding agreement to invest) in properties and assets to replace the properties and assets that were the subject of the Asset Sale or in properties and assets that will be used in the businesses of the Company or its Restricted Subsidiaries, as the case may be, existing on the Closing Date or in businesses reasonably related thereto. If any such legally binding agreement to invest such Net Cash Proceeds is terminated, then the Company may, within 90 days of such termination or within 12 months of such Asset Sale, whichever is later, invest such Net Cash Proceeds as provided in clauses (i) or (ii) (without regard to the parenthetical contained in such clause (ii)) above. The amount of such Net Cash Proceeds not so used as set forth above in this paragraph (b) constitutes "Excess Proceeds."

        (c)   When the aggregate amount of Excess Proceeds exceeds $10 million, the Company shall, within 15 business days, make an offer to purchase (an "Excess Proceeds Offer") from all holders of Notes and from the holders of any Pari Passu Indebtedness, to the extent required by the terms thereof, on a pro rata basis, in accordance with the procedures set forth below, the maximum principal amount (expressed as a multiple of $1,000) of Notes and any Pari Passu Indebtedness, if any, that may be purchased with the Excess Proceeds. The offer price as to each Note and any Pari Passu

Indebtedness, if any, shall be payable in cash in an amount equal to 100% of the principal amount of such Note and any Pari Passu Indebtedness, if any, plus accrued and unpaid interest, if any, to the date such Excess Proceeds Offer is consummated. To the extent that the aggregate principal amount of Notes and any Pari Passu Indebtedness, if any, tendered pursuant to an Excess Proceeds Offer is less than the Excess Proceeds, the Company may use such deficiency for general corporate purposes. If the aggregate principal amount of Notes and any Pari Passu Indebtedness, if any, validly tendered and not withdrawn by holders thereof exceeds the Excess Proceeds, Notes and any Pari Passu Indebtedness, if any, to be purchased will be selected on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and any Pari Passu Indebtedness. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset to zero.

        Limitation on Guarantees of Indebtedness by Restricted Subsidiaries.    (a) The Indenture will provide that the Company will not permit any Restricted Subsidiary to guarantee the payment of any Indebtedness of the Company or any Indebtedness of any Guarantor unless:

          (i)    such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture, in a form reasonably acceptable to the Trustee, providing for a full and unconditional Guarantee of payment of the Notes by such Restricted Subsidiary on a senior basis except that if such Indebtedness is by its express terms subordinated in right of payment to the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary's Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes; and

          (ii)   such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that (A) such Guarantee of the Notes has been duly executed and authorized and (B) such Guarantee of the Notes constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity;

provided that this paragraph (a) shall not be applicable to any Guarantee of any Restricted Subsidiary that (x) existed at the time such Person became a Restricted Subsidiary of the Company and (y) was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company.

        (b)   Notwithstanding the foregoing and the other provisions of the Indenture, any Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary, or the designation of such Restricted Subsidiary as an Unrestricted Subsidiary (in any such case, which transaction is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

        Issuances of Guarantees by Wholly-Owned Domestic Subsidiaries.    (a) The Company will provide to the Trustee, in each case within 15 days after (x) the date (the "Guarantee Trigger Date") that the total consolidated revenues of the Company's wholly-owned Domestic Subsidiaries exceed 7.5% of the Company's total consolidated revenues, in each case, on a pro forma basis for the most recent four full fiscal quarter period for which financial statements are available, and (y) if a Guarantee Trigger Date has occurred (unless the related Guarantee Release Date has occurred), the date that any Person becomes a wholly-owned Domestic Subsidiary,

          (i)    a supplemental indenture to the Indenture, in a form reasonably acceptable to the Trustee, executed by all such wholly-owned Domestic Subsidiaries in the case of (a) (x) or any new wholly-owned Domestic Subsidiary in the case of clause (a) (y), providing for a full and unconditional guarantee on a senior basis by such wholly-owned Domestic Subsidiary or Domestic Subsidiaries of the Company's obligations under the Notes and the Indenture to; and

           (ii)  an Opinion of Counsel to the effect that such Guarantee of the Notes has been duly executed and authorized and such Guarantee of the Notes constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity.

         (b)  Notwithstanding the foregoing and the other provisions of the Indenture, any Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged (i) upon any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary, or the designation of such Restricted Subsidiary as an Unrestricted Subsidiary (in any such case which transaction is not prohibited by the Indenture) or (ii) on the date (the "Guarantee Release Date") that the total consolidated revenues of the Company's wholly-owned Domestic Subsidiaries are less than 7.5% of the Company's total consolidated revenues, in each case, on a pro forma basis for the most recent four full fiscal quarters for which financial statements are available.

         (c)  For purposes of this covenant, on a pro forma basis means giving effect to (i) the acquisition (whether by purchase, merger or otherwise) or disposition (whether by sale, merger or otherwise) of any company, entity or business acquired or disposed of by the Company or its Restricted Subsidiaries, (ii) the transfer of assets by the Company to any Domestic Subsidiary or by any Domestic Subsidiary to the Company outside the ordinary course of business, (iii) the merger or combination of any Domestic Subsidiary with and into the Company, and (iv) the creation of any Domestic Subsidiary, in each case as if such event occurred at the beginning of the applicable four quarter period.

        Limitation on Dividends and other Payment Restrictions Affecting Restricted Subsidiaries.    The Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits, (b) pay any Indebtedness owed to the Company or any other Restricted Subsidiary of the Company, (c) make loans or advances to the Company or any other Restricted Subsidiary of the Company or (d) transfer any of its properties or assets to the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of

          (i)  applicable law;

         (ii)  customary non-assignment provisions of any lease governing a leasehold interest of the Company or any Restricted Subsidiary of the Company;

        (iii)  any agreement or other instrument applicable to a Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary of the Company in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

        (iv)  any agreement in existence on the Closing Date (to the extent of any encumbrances or restrictions in existence thereunder on the Closing Date);

         (v)  Liens on any property or assets of the Company or any Restricted Subsidiary which Liens are not otherwise prohibited by the Indenture and which restrictions only cover the property or assets subject to the Liens;

        (vi)  any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or any property and assets of, a Restricted Subsidiary pending closing of such sale or disposition or any agreement for the sale or other disposition of any property or assets that restricts the sale or other disposition of such property or assets pending such sale or other disposition;

       (vii)  any refinancing indebtedness permitted under the Indenture, provided that the restrictions contained in the agreements governing such refinancing indebtedness are not materially more restrictive, taken as a whole, that those contained in the agreements governing the Indebtedness being refinanced;

        (ix)  provisions contained in any Indebtedness incurred by a Foreign Subsidiary in compliance with the provisions of "Limitation on Indebtedness"; and

         (x)  provisions contained in joint venture agreements, provided that such encumbrances or restrictions at any one time outstanding do not relate to entities or assets constituting more than 5% of the Company's Consolidated Total Assets.

        Payments for Consents.    The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to all holders of the Notes and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

        Reports.    The Indenture will require that the Company file on a timely basis with the Commission, to the extent such filings are accepted by the Commission and whether or not the Company has a class of securities registered under the Exchange Act, the annual reports, quarterly reports and other documents that the Company would be required to file if it were subject to Section 13 or 15 of the Exchange Act. The Company will also be required (a) to file with the Trustee, and provide to each holder of Notes, without cost to such holder, copies of such reports and documents within 15 days after the date on which the Company files such reports and documents with the Commission or the date on which the Company would be required to file such reports and documents if the Company were so required and (b) if filing such reports and documents with the Commission is not accepted by the Commission or is prohibited under the Exchange Act, to supply at the Company's cost copies of such reports and documents to any prospective holder of Notes promptly upon written request.

Merger, Consolidation and Sale of Assets, Etc.

        The Company will not, in any transaction or series of transactions, merge or consolidate with or into, or sell, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to, any Person or Persons, and the Company will not permit any Restricted Subsidiary to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis to any other Person or Persons (other than if a Restricted Subsidiary merges or consolidates with or into, or sells, assigns, transfers, leases or otherwise disposes of all or substantially all of its properties and assets as an entity to the Company), unless at the time and after giving effect thereto (i) either (A) if the transaction or transactions is a merger or consolidation, the Company shall be the surviving Person of such merger or consolidation, or (B) the Person formed by such consolidation or into which the Company or such Restricted Subsidiary is merged or to which the properties and assets of the Company or such Restricted Subsidiary, as the case may be, substantially as an entirety, are sold, assigned, transferred, leased or otherwise disposed of (any such surviving Person or transferee Person being the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, and, in each case, the Indenture shall remain in full force and effect; and (ii) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing and the Company or the Surviving Entity, as the case may be, after giving effect to such transaction or series of transactions on a pro forma basis, could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Indebtedness" covenant.

        In connection with any consolidation, merger, transfer, lease or other disposition contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in the form and substance reasonably satisfactory to the Trustee, an Officers' Certificate stating that such consolidation, merger, transfer, lease or other disposition and the supplemental indenture in respect thereto comply with the requirements under the Indenture and an Opinion of Counsel stating that the requirements of clause (i) of the preceding paragraph have been complied with.

        Upon any consolidation or merger or any sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company in accordance with the immediately preceding paragraphs in which the Company is not the continuing obligor under the Indenture, the Surviving Entity shall succeed to and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor had been named as the Company therein. When a successor assumes all the obligations of its predecessor under the Indenture or the Notes, the predecessor shall be released from those obligations; provided that in the case of a transfer by lease, the predecessor shall not be released from the payment of principal and interest on the Notes.

Events of Default

        The following will be "Events of Default" under the Indenture:

            (i)  default in the payment of the principal of or premium, if any, when due and payable, on any of the Notes; or

           (ii)  default in the payment of an installment of interest on any of the Notes, when due and payable, for 30 days; or

          (iii)  default in the performance or breach of the provisions of the "Merger, Consolidation and Sale of Assets" section of the Indenture, the failure to make or consummate a Change of Control Offer in accordance with the provisions of the "Change of Control" covenant or the failure to make or consummate an Excess Proceeds Offer in accordance with the provisions of the "Limitation on Disposition of Proceeds of Asset Sales" covenant; or

          (iv)  the Company or any Guarantor shall fail to perform or observe any other term, covenant or agreement contained in the Notes, any Guarantee or the Indenture (other than a default specified in (i), (ii) or (iii) above) for a period of 30 days after written notice of such failure requiring the Company to remedy the same shall have been given (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of 25% in aggregate principal amount of the Notes then outstanding; or

           (v)  (x) payment default or defaults under one or more mortgages, bonds, debentures or other evidences of Indebtedness under which the Company or any Significant Subsidiary then has outstanding Indebtedness in excess of $5 million, individually or in the aggregate, or (y) any other default under any Indebtedness of the type and in excess of the amount described in clause (x) and either (a) such Indebtedness is already due and payable in full or (b) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness; or

          (vi)  one or more final judgments, orders or decrees (to the extent not paid or covered by insurance in the good faith judgment of the Company) of any court or regulatory or administrative agency of competent jurisdiction for the payment of money in excess of $5 million, either individually or in the aggregate, shall be entered against the Company or any of its Significant Subsidiaries or any of their respective properties and shall not be discharged or fully bonded and there shall have been a period of 60 days after the date on which any period for appeal has expired and during which a stay of enforcement of such judgment, order or decree shall not be in effect; or

         (vii)  any Guarantee ceases to be in full force and effect or is declared null and void or any Guarantor denies that it has any further liability under any Guarantee, or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture) and such condition shall have continued for a period of 30 days after written notice of such failure requiring the Guarantor and the Company to remedy the same shall have been given (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of 25% in aggregate principal amount of the Notes then outstanding; or

        (viii)  the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary.

        If an Event of Default (other than as specified in clause (viii) above) shall occur and be continuing, the Trustee, by notice to the Company, or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice to the Trustee and the Company, may declare the principal of, premium, if any, and accrued interest on all of the outstanding Notes due and payable immediately, upon which declaration all amounts payable in respect of the Notes shall be immediately due and payable. If an Event of Default specified in clause (viii) above occurs and is continuing, then the principal of, premium, if any, and accrued interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

        After a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Company and the Trustee, may rescind such declaration if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Notes, (iii) the principal of and premium, if any, on any Notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes which has become due otherwise than by such declaration of acceleration; (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (c) all Events of Default, other than the nonpayment of principal of, premium, if any, and interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived.

        Notwithstanding the preceding paragraph in the event of a declaration of acceleration in respect of the Notes because an Event of Default shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Company and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Notes, and no other Event of Default has occurred during such 30-day period which has not been cured or waived during such period.

        The holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the holders of all the Notes waive any past defaults under the Indenture, except a default in the payment of the principal of, premium, if any, or interest on any Note, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding.

        No holder of any of the Notes has any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 15 days after receipt of such notice and the Trustee, within such 15-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not apply, however, to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

        During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee under the Indenture is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Noteholders unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture.

        If a Default or an Event of Default occurs and is continuing and is actually known to the Trustee, the Trustee shall mail to each holder of the Notes notice of the Default or Event of Default within five days after the occurrence thereof. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if a committee of its Trust Officers in good faith determines that withholding the notice is in the interest of the Noteholders.

        In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs during any time that the Notes are outstanding, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

        The Company is required to furnish to the Trustee annual and quarterly statements as to the performance by the Company and the Guarantors of their respective obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within ten days of any Default.

Defeasance or Covenant Defeasance of Indenture

        The Company may, at its option and at any time, terminate the obligations of the Company and the Guarantors with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (i) the rights of holders of outstanding Notes to receive payment in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes and maintain an office or agency for payments in respect of the Notes, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate the obligations of the Company and any Guarantor with respect to certain covenants that are set forth in the Indenture, some of which are described under "Certain Covenants" above, and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes ("covenant defeasance"). The Company is permitted to exercise defeasance or covenant defeasance only with the consent of the Banks.

        In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes to redemption or maturity; (ii) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws); (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit; (iv) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest with respect to any securities of the Company or any Guarantor; (v) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company or any Guarantor is a party or by which it is bound; (vi) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (vii) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel satisfactory to the Trustee, which, taken together, state that all conditions precedent under the Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, or (y) will become due and payable at their Stated Maturity within one year, or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel satisfactory to the Trustee, which, taken together, state that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Amendments and Waivers

        From time to time, the Company, any affected Guarantor and the Trustee may, without the consent of the Noteholders, amend, waive or supplement the Indenture, the Guarantees or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act of 1939, or making any other change that does not adversely affect the interest of the Noteholders in any material respect. Other amendments and modifications of the Indenture or the Notes may be made by the Company and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby, (i) reduce the principal amount of, extend the fixed maturity of or alter the redemption provisions of, the Notes, (ii) change the currency in which any Notes or any premium or the interest thereon is payable, (iii) reduce the percentage in principal amount of outstanding Notes that must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Notes, (iv) affect the ranking of the Notes in any material respect, (v) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes, (vi) waive a default in payment with respect to the Notes, (vii) reduce or change the rate or time for payment of interest on the Notes, (viii) at any time after a Change of Control has occurred or the requirement to make an Excess Proceeds Offer has occurred, amend, change or modify the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the covenant entitled "Certain Covenants—Change of Control," or an Excess Proceeds Offer if one is required under "—Limitation on Disposition of Proceeds of Asset Sales," as the case may be, including amending, changing or modifying any definition relating thereto, or (ix) release any Guarantor from any of its obligations under its Guarantee or the Indenture other than in accordance with the terms of the Indenture. The ability of the Company to amend the Indenture may be restricted by the terms of a Credit Facility.

The Trustee

        The Indenture provides that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent Person would exercise under the circumstances in the conduct of such Person's own affairs.

        The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined) it must eliminate such conflict or resign.

Governing Law

        The Indenture and the Notes will be governed by the laws of the State of New York, without regard to the principles of conflicts of law.

Certain Definitions

        "Acquired Indebtedness" means Indebtedness of a Person (a) assumed in connection with an Asset Acquisition from such Person or (b) existing at the time such Person becomes a subsidiary of any other

Person (other than any Indebtedness incurred in connection with, or in contemplation of, such Asset Acquisition or such Person becoming such a subsidiary).

        "Asset Acquisition" means (a) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or any Restricted Subsidiary shall be merged with or into the Company or any Restricted Subsidiary or (b) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person or any division or line of business of such Person.

        "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition to any Person other than the Company or a Restricted Subsidiary, in one or a series of related transactions, of (a) any Capital Stock of any Restricted Subsidiary held by the Company or any Restricted Subsidiary; (b) all or substantially all of the properties and assets of any division or line of business of the Company or any Restricted Subsidiary; or (c) any other properties or assets of the Company or any Restricted Subsidiary other than in the ordinary course of business. For the purposes of this definition, the term "Asset Sale" shall not include any sale, issuance, conveyance, transfer, lease or other disposition of properties or assets (i) that is governed by the provisions of the Indenture governing "Merger, Consolidation and Sale of Assets," (ii) that constitutes a Permitted Investment or Restricted Payment if permitted under the "Limitation on Restricted Payments" covenant, (iii) that consists of damaged, obsolete or worn out property or equipment, or property or equipment that is no longer necessary or useful in the conduct of the business of the Company and its Restricted Subsidiaries or (iv) having a Fair Market Value of less than $250,000.

        "Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that "Attributable Indebtedness" shall not include any such obligations to the extent they relate to the lease of manufacturing facilities, warehouses, offices, distribution facilities or other facilities, including without limitation, the fixtures appertaining thereto, unless such obligations are required to be recorded on the Company's balance sheet in accordance with GAAP.

        "Average Life" means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (a) the sum of the products of (i) the number of years from such date to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by (ii) the amount of each such principal payment by (b) the sum of all such principal payments.

        "Bank Credit Agreement" means the Credit Agreement dated as of August 21, 2001, as amended as of December 14, 2001, January 23, 2003, March 4, 2003, September 26, 2003 and October 2, 2003, between the Company and the Banks as in effect on the date hereof and as such Agreement may be amended, restated, supplemented, modified, renewed, refunded, replaced (which replacement can occur after termination of the relevant agreement), refinanced or substituted in one or more agreements and in whole or in part from time to time.

        "Banks" means the banks and other financial institutions from time to time that are lenders under the Bank Credit Agreement.

        "Capitalized Lease Obligation" means any obligation under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

        "Cash Equivalents" means (i) any evidence of Indebtedness with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500,000,000; (iii) commercial paper with a maturity of 180 days or less issued by a corporation that is not an Affiliate of the Company and is organized under the laws of any state of the United States or the District of Columbia and rated at least A-1 by S&P or at least P-1 by Moody's; (iv) repurchase obligations with a term of not more than thirty days for underlying securities of the types described in clauses (i) and (ii) above entered into with any financial institution meeting the qualifications specified in clause (ii) above; and (v) money market funds, at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (i) through (iv) of this definition.

        "Change of Control" means the occurrence of any of the following events (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total Voting Stock of the Company; (b) the Company consolidates with, or merges with or into, another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Stock of the Company is converted into or exchanged for (1) Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee corporation or (2) cash, securities and other property in an amount which could be paid by the Company as a Restricted Payment under the Indenture and (ii) immediately after such transaction no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total Voting Stock of the surviving or transferee corporation; (c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or (d) any final order judgment or decree of a court of competent jurisdiction shall be entered against the Company decreeing the dissolution or liquidation of the Company.

        "Closing Date" means October 7, 2003.

        "Commodity Price Protection Obligation" means, in respect of a Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to fix or hedge commodity price risk.

        "Consolidated Adjusted Net Income" means, with respect to any Person for any period, the consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted by excluding (a) net after-tax extraordinary gains or losses (less all fees and expenses relating thereto), (b) net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions, (c) the net income (or net loss) of any

Person (other than the Company or a Restricted Subsidiary), including Unrestricted Subsidiaries, in which the Company or any of its Restricted Subsidiaries has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or its Restricted Subsidiaries in cash by such other Person during such period, (d) net income (or net loss) of any Person combined with the Company or any of its Restricted Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination, (e) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (f) any noncash compensation charges or other noncash expenses or charges arising from the grant of or issuance or repricing of stock, stock options or other equity-based awards or any amendment, modification, substitution or change of any such stock, stock options or other equity-based awards and (g) any net gain or loss arising from the extinguishment of any Indebtedness of any Person, including the amortization or writeoff of debt issuance costs or debt discount.

        "Consolidated Debt" means, as of the date of determination, the aggregate amount of Indebtedness reflected on the consolidated balance sheet of the Company and its Restricted Subsidiaries as of such date in conformity with GAAP.

        "Consolidated EBITDA" means, with respect to any Person for any period, the sum of Consolidated Adjusted Net Income plus, to the extent not previously added back in calculating Consolidated Adjusted Net Income, Consolidated Interest Expense, Consolidated Income Tax Expense and Consolidated Noncash Charges for such period of such Person on a consolidated basis.

        "Consolidated Fixed Charge Coverage Ratio" of any Person means, for any period, the ratio of (a) Consolidated EBITDA of such Person for such period, to (b) the Consolidated Interest Expense of such Person for such period; provided that (i) in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period, (ii) in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period, and (iii) notwithstanding clauses (i) and (ii) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Rate Protection Obligations, shall be deemed to have accrued at the rate per annum resulting after giving effect to the operation of such agreements. If such Person or any of its subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the above clause shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or such subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.

        "Consolidated Income Tax Expense" means, with respect to any Person for any period, the provision for federal, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of (i) the interest expense of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount, (b) the net cost under Interest Rate Protection Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and (e) all accrued interest, (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its

Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP and (iii) the aggregate dividends paid or accrued on Preferred Stock of such Person or its Restricted Subsidiaries during such period, to the extent such Preferred Stock is owned by Persons other than such Person and its Restricted Subsidiaries; provided, however, that Consolidated Interest Expense will not include any gain, loss or expense from extinguishment of debt, including the amortization or write-off of debt issuance costs or debt discount.

        "Consolidated Net Tangible Assets" of any Person means, as of any date, (a) all amounts that would be shown as assets on the latest consolidated balance sheet of such Person and its Subsidiaries prepared in accordance with GAAP, at the date of determination less (b) the amount thereof constituting goodwill and other intangible assets as calculated in accordance with GAAP.

        "Consolidated Noncash Charges" means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Adjusted Net Income of such Person for such period, determined on a consolidated basis in accordance with GAAP, excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period.

        "Consolidated Total Assets" of any Person means, as of any date all amounts that would be shown as assets on the latest consolidated balance sheet of such Person and its Restricted Subsidiaries prepared in accordance with GAAP, at the date of determination.

        "Credit Facilities" means, one or more debt facilities (including, without limitation, the Bank Credit Agreement or commercial paper facilities or other agreements or indentures, in each case with banks or other lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or other debt) or letters of credit or other debt, in each case, as amended, restated, modified, renewed, refunded, replaced (which replacement can occur after termination of the relevant agreement), refinanced or substituted in whole or in part from time to time by one or more of such facilities, whether with the same or different banks or lenders and whether or not increasing the amount thereunder.

        "Currency Exchange Protection Obligation" means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to fix or hedge currency exchange risk.

        "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

        "Domestic Subsidiary" means a Restricted Subsidiary other than a Foreign Subsidiary.

        "Eligible Inventories" as of any date means the consolidated inventories of the Company and its Restricted Subsidiaries (net of any reserve) as shown on a consolidated balance sheet of the Company and its Restricted Subsidiaries, all in accordance with GAAP.

        "Eligible Receivables" as of any date means the consolidated accounts receivables (net of any reserve) of the Company and its Restricted Subsidiaries that are not more than 60 days past their due date and that were entered into on normal payment terms as shown on a consolidated balance sheet of the Company and its Restricted Subsidiaries, all in accordance with GAAP.

        "Equity Offering" means any public or private sale of common stock of the Company, other than (i) any public offerings with respect to the Company's Common Stock registered on Form S-8 or Form S-4 and (ii) any private placement occurring in connection with or after the occurrence of a Change of Control when the Company's Common Stock is eligible for delisting from a national securities exchange or automated quotation dealer system on which such Common Stock was trading or quoted prior to such Change of Control.

        "Event of Default" has the meaning set forth under "Events of Default" herein.

        "Foreign Subsidiary" means a Restricted Subsidiary (x) that is incorporated in a jurisdiction other than the United States or a state thereof or the District of Columbia or (y) is organized under the laws of the United States of America or any State thereof or the District of Columbia that has no material assets other than Capital Stock of one or more foreign entities of the type described in clause (x) above and is not a guarantor of Indebtedness under the Bank Credit Agreement.

        "Fully Traded Common Stock" means Common Stock issued by any corporation if (A) such Common Stock is listed on either The New York Stock Exchange, The American Stock Exchange, The London Stock Exchange or the Nasdaq National Market; provided that such Common Stock is freely tradeable under the Securities Act (or, in the case of The London Stock Exchange, any applicable law, rule or regulation) upon issuance; and (B) such Common Stock does not constitute more than 15% of the issued and outstanding Common Stock of such corporation held by Persons other than 10% holders of such Common Stock and Affiliates and insiders of such corporation.

        "guarantee" means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of nonperformance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

        "Guarantee" means any guarantee of any Indebtedness of the Company incurred by any Restricted Subsidiary in accordance with the Indenture. When used as a verb, "Guarantee" shall have a corresponding meaning.

        "Guarantor" means any Restricted Subsidiary which incurs a Guarantee.

        "Hedging Protection Obligations" means, with respect to any specified Person, the obligations of such Person under Interest Rate Protection Obligations, Commodity Price Protection Obligations and Currency Exchange Protection Obligations.

        "Indebtedness" means, with respect to any Person, without duplication, (a) all liabilities of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit, bankers' acceptance or other similar credit transaction and in connection with any agreement to purchase, redeem, exchange, convert or otherwise acquire for value any Capital Stock of such Person, or any warrants, rights or options to acquire such Capital Stock, now or hereafter outstanding, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (b) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (c) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business, (d) all Capitalized Lease Obligations of such Person, (e) all Indebtedness referred to in the preceding clauses of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured), (f) all guarantees by such Person of Indebtedness referred to in this definition, (g) all Redeemable Capital Stock of such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends, (h) all obligations of such Person under or in respect of Currency Exchange Protection Obligations and Interest Rate Protection Obligations, and (i) all Preferred Stock of any Restricted Subsidiary of such Person; provided that for purposes of the Indenture, performance, surety and appeal bonds incurred in the ordinary course of business and undrawn letters of credit (or if drawn which are reimbursed within 5 business days) shall not be deemed Indebtedness. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.

        "Indenture" means the Indenture, dated as of October 7, 2003, between the Company and The Bank of New York, as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

        "Interest Rate Protection Obligations" means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

        "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. In addition, the Fair Market Value of the net assets of any Restricted Subsidiary of the Company at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary shall be deemed to be an "Investment" made by the Company in such Unrestricted Subsidiary at such time. "Investments" shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

        "Lien" means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind. A Person shall be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

        "Maturity" means, with respect to any Note, the date on which any principal of such Note or an installment of interest becomes due and payable as provided therein or in the Indenture, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

        "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of (i) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel and investment banks) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) amounts required to be paid to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP consistently applied against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers' Certificate delivered to the Trustee.

        "Pari Passu Indebtedness" means Indebtedness of the Company which is pari passu with the Notes.

        "Permitted Investments" means any of the following:

          (i)    Investments in Cash Equivalents;

          (ii)   Investments in the Company or Restricted Subsidiaries;

          (iii)  Investments in an amount not to exceed $15 million at any one time outstanding;

          (iv)  Investments by the Company or any Restricted Subsidiary of the Company in another Person, if as a result of such Investment (A) such other Person becomes a Restricted Subsidiary or (B) such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or a Restricted Subsidiary;

          (v)   Investments of the type described in clause (iv) of the definition of Permitted Indebtedness; or

          (vi)  Investments made as a result of the receipt of non-cash consideration from an asset sale that was made in compliance with the provisions of "—Limitation on Disposition of Proceeds of Asset Sales."

        In connection with any assets or property contributed or transferred to any Person as an Investment, such property and assets shall be equal to the Fair Market Value (as determined by the Company's Board of Directors) at the time of Investment.

        "Permitted Liens" means the following types of Liens:

        (a)   Liens created pursuant to a Credit Facility in an amount not to exceed the greater of (i) the amount of debt incurred pursuant to clause (i) under subclause (b)(i) of the "Limitation on Indebtedness" covenant; and (ii) the sum of 80% of the aggregate amount of Eligible Receivables and 50% of the aggregate amount of Eligible Inventory measured as of the most recent fiscal quarter preceding the time such Indebtedness is incurred;

        (b)   Liens outstanding on the date on which the Notes are originally issued;

        (c)   Liens imposed by any governmental authority for taxes, assessments or charges not yet due or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company or the affected Restricted Subsidiaries, as the case may be, in accordance with GAAP;

        (d)   carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like Liens arising in the ordinary course of business which are not overdue for a period of more than 60 days or which are being contested in good faith and by appropriate proceedings and Liens securing judgments but only to the extent, for an amount and for a period not resulting in an Event of Default under clause (vi) under the caption "Events of Default";

        (e)   pledges or deposits under worker's compensation, unemployment insurance and other social security legislation;

        (f)    Liens, pledges or deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

        (g)   easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

        (h)   Liens on property of any entity which becomes a Restricted Subsidiary of the Company after the date on which the Notes are originally issued; provided that such Liens are in existence at the time such entity becomes a Restricted Subsidiary of the Company and were not created in anticipation thereof and do not extend to any other property of the Company or any Restricted Subsidiary;

        (i)    Liens upon property, including software and license rights with respect to software, acquired after the date on which the Notes are originally issued (by purchase, construction or otherwise) by the Company or any of its Restricted Subsidiaries, any of which Liens either (A) existed on such property before the time of its acquisition and was not created in anticipation thereof, or (B) was created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including the cost of construction) of such property; provided that no such Lien shall extend to or cover any property of the Company or such Restricted Subsidiary other than the property so acquired and improvements thereon; and provided, further, that the principal amount of Indebtedness secured by any such Lien shall not exceed (at the time of incurrence) 100% of the fair market value (as determined in good faith by a senior financial officer of the Company) of such property at the time it was acquired (by purchase, construction or otherwise);

        (j)    any Liens arising as a result of the sale of property owned by the Company or any Restricted Subsidiary of the Company which property is, immediately following such sale, leased back to the Company or any Restricted Subsidiary;

        (k)   additional Liens upon property of the Company or any of its Restricted Subsidiaries created after the date on which the Notes are originally issued; provided that the aggregate Indebtedness secured thereby and incurred on and after the date on which the Notes are originally issued shall not exceed $30 million in the aggregate at any one time outstanding;

        (l)    Liens in favor of the Company or any Restricted Subsidiary;

        (m)  Liens securing Hedging Protection Obligations of the Company or any of its Restricted Subsidiaries permitted to be incurred under the Indenture;

        (n)   Liens on property necessary to defease Indebtedness that was not incurred in violation of the Indenture;

        (o)   Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Restricted Subsidiary on deposit or in possession of such bank;

        (p)   Liens on the property of Foreign Subsidiaries to secure Indebtedness of Foreign Subsidiaries permitted to be incurred under the Indenture;

        (q)   Liens related to bonds or similar instruments related to the Company's or any Restricted Subsidiary's 401(k) or other retirement based benefit plans;

        (r)   Liens incurred with respect to any environmental remediation program; and

        (s)   any extension, renewal or replacement (which replacement can occur after termination of the relevant agreement) of the foregoing; provided, however, that the Liens permitted hereunder shall not be spread to cover any additional Indebtedness or property (other than a substitution of like property).

        "Redeemable Capital Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity. Notwithstanding the preceding sentence, any Capital Stock that would constitute Redeemable Capital Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Redeemable Capital Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "Certain Covenants—Limitation on Restricted Payments."

        "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

        "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

        "Senior Indebtedness" means any indebtedness that is pari passu as to ranking with the Notes issued under the Indenture.

        "Significant Subsidiary" of the Company means any Restricted Subsidiary of the Company that is a "significant subsidiary" as defined in Rule 1.02(v) of Regulation S-X under the Securities Act as in effect on the date of the Indenture.

        "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and, when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.

        "Subordinated Indebtedness" means Indebtedness of the Company which is expressly subordinated in right of payment to the Notes.

        "Subsidiary" means, with respect to any Person, (i) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) other Person (other than a corporation), including, without limitation, a joint venture, in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other Person performing similar functions). Unless specifically provided to the contrary herein, Unrestricted Subsidiaries shall not be included in the definition of Subsidiaries for any purpose of the Indenture (other than for the purposes of the definition of "Unrestricted Subsidiary" herein).

        "total consolidated revenues" means, with respect to any Person for any period, the net sales of such Person and its Subsidiaries determined on a consolidated basis in accordance with GAAP; for purposes of this definition, the definition of Subsidiaries shall include Unrestricted Subsidiaries and, for purposes of calculating net sales, net sales of a Person shall exclude any intercompany sales with the Company or any of its Subsidiaries.

        "Unrestricted Subsidiary" means (1) any Subsidiary of the Company which at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (2) any Subsidiary of an Unrestricted Subsidiary. As of the date of the Notes are issued, the following Subsidiaries of the Company are Unrestricted Subsidiaries: Advanced Thermal Sciences Corporation and its Subsidiaries. The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns, or holds any Lien on, any property of the Company or any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated; provided that either (x) the Subsidiary to be designated has total assets of $1,000 or less at the time of its designation or (y) immediately after giving effect to such designation, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Indebtedness" covenant. The Board of Directors may designate any Unrestricted Subsidiary to be a Subsidiary; provided that immediately after giving effect to such designation, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Indebtedness" covenant.

        The Company shall not, and shall not cause or permit any Restricted Subsidiary to, at any time (x) provide credit support for, or subject any of its property or assets, other than the Capital Stock of any Unrestricted Subsidiary, to the satisfaction of, any Indebtedness of any Unrestricted Subsidiary, including any undertaking, agreement or instrument evidencing such Indebtedness, (other than Permitted Investments in Unrestricted Subsidiaries) or (y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary. For purposes of the foregoing, the designation of Subsidiary of the Company as an Unrestricted Subsidiary shall be deemed to be the designation of all of the Subsidiaries of such Subsidiary.

        "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

        "wholly-owned" with respect to any Subsidiary, means any Subsidiary of any Person of which at least 99% of the outstanding Capital Stock is owned by such Person or another wholly-owned Subsidiary of such Person. For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

        "8% Notes" means the Company's 8% Senior Subordinated Notes due 2008.

        "8 7/8% Notes" means the Company's 8 7/8% Senior Subordinated Notes due 2011.

        "9 1/2% Notes" means the Company's 9 1/2% Senior Subordinated Notes due 2008.

Book-Entry Delivery and Form

        The Old Notes were offered and sold to qualified institutional buyers in reliance on Rule 144A. Old Notes may also be offered and sold in offshore transactions in reliance on Regulation S. Notes will be issued in fully registered form without interest coupons.

Global Notes

        The Old Notes issued in accordance with Rule 144A initially were represented by one or more Notes in registered, global form without interest coupons (collectively, the "Rule 144A Global Note") and Old Notes issued in accordance with Regulation S initially were represented by one or more Notes in registered, global form without interest coupons (collectively, the "Regulation S Global Note"). The New Notes will also be issued in the form of one or more global notes (collectively, and, together with the Rule 144A Global Note and the Regulation S Global Note, the "Global Notes"). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company

("DTC), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

        Except as set forth below, the Global Notes may be transferred only to DTC, to another nominee of DTC or to a successor of DTC or its nominee. In addition, beneficial interests in the Rule 144A Global Note may be exchanged for beneficial interests in the Regulation S Global Note and vice versa only in accordance with the Indenture and the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream")), which may change from time to time.

        Beneficial owners may obtain Notes in certificated form in exchange for their beneficial interests in the Global Notes upon request in accordance with the depositary's and the registrar's procedures. In addition, a beneficial interest in a Global Note must be exchanged for a Note in certificated form if:

  (i)
  DTC (x) notifies us that it is unwilling or unable to continue as depositary for such Global Note or (y) has ceased to be a clearing agency registered as such under the Securities Exchange Act of 1934, as amended, and in either case we thereupon fail to appoint, a successor depositary within 90 days of such notice; or

  (ii)
  there shall have occurred and be continuing an Event of Default and the registrar has received a request from the depositary.

Certain Book-Entry Procedures for Global Notes

        The operations and procedures of DTC, Euroclear and Clearstream are solely within the control of these settlement systems and are subject to change by them from time to time. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

        DTC has advised us that it is:

  •
  a limited purpose trust company organized under the laws of the State of New York;

  •
  a "banking organization" within the meaning of the New York Banking Law;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended; and

  •
  a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

        DTC was created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised us that, pursuant to procedures established by it:

(1)
upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2)
ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

        Investors may hold their interests in the Rule 144A Global Notes and the Global Notes representing the New Notes directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and Clearstream) that are participants in such system. Euroclear and Clearstream will hold interests in the Regulation S Global Note on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories. The depositories, in turn, will hold such interests in the Regulation S Global Note in customers' securities accounts in the depositories' names on the books of DTC. All interests in a Global Note, including those held through Euroclear or Clearstream, will be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream will also be subject to the procedures and requirements of such system.

        The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons may be limited. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        As long as DTC, or its nominee, is the registered holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or "Holders" thereof under the Indenture for any purpose.

        Payments in respect of the principal of, and premium, if any, and interest on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Trustee and we will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, none of our company, the Trustee or any of our respective agents has or will have any responsibility or liability for:

(1)
any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

(2)
any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be our responsibility or the responsibility of DTC or the Trustee. Neither the Trustee nor we will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes; and the Trustee and we may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Subject to the transfer restrictions with respect to the Rule 144A Global Notes and the Regulation S Global Note, transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

        Subject to compliance with the transfer restrictions applicable to the Notes, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary. These cross-market transactions, however, will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines, Brussels time, of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day, which must be a business day for Euroclear and Clearstream, immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interest in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

        DTC has advised us that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of our company, the Trustee or any of our respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        Following is a summary of the material U.S. federal income tax consequences of the exchange of old notes for new notes in the exchange offer and the ownership and disposition of new notes. This summary applies only to holders that acquired the old notes at their initial issue price in the original offering, and that hold the old notes, and will hold the new notes, as capital assets (generally, for investment). This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. This summary does not describe all of the U.S. federal income tax considerations that may be relevant to the particular circumstances of holders, or to holders that may be subject to special U.S. federal income tax rules (including, for example, dealers in securities or currencies, banks and other financial institutions, partnerships and other pass-through entities, tax-exempt organizations, insurance companies, real estate investment trusts, regulated investment companies, persons holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or as a position in a straddle, traders in securities that elect to use a mark-to-market method of accounting, certain U.S. expatriates and U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar). The summary also does not address the potential implications of state, local or non-U.S. tax laws, or any aspect of U.S. federal tax law other than income taxation. We have not requested or received an opinion of counsel with respect to the material U.S. federal income tax considerations discussed in this summary.

        HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME AND OTHER TAX CONSEQUENCES OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE NOTES IN THEIR PARTICULAR SITUATIONS, INCLUDING ANY CONSEQUENCES ARISING UNDER APPLICABLE STATE, LOCAL AND NON-U.S. TAX LAWS.

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of a note that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (including an entity taxable as a corporation) created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. Correspondingly, a "Non-U.S. Holder" is a beneficial owner of a note that is not a U.S. Holder. If a partnership holds the notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding notes should consult its own tax advisor regarding the U.S. federal income and other tax consequences of the exchange offer and of owning and disposing of the notes.

Exchange Offer

        The exchange of old notes for new notes pursuant to the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. Accordingly, (1) a holder will not recognize a taxable gain or loss as a result of such exchange, (2) the holder's holding period for the new notes will include such holder's holding period for the old notes exchanged therefor; and (3) the holder's adjusted tax basis in the new notes will be the same as the holder's adjusted tax basis in the old notes exchanged therefor immediately before the exchange.

U.S. Holders

Stated Interest

        Payments of stated interest on the notes generally will be taxable to a U.S. Holder as ordinary interest income at the time the payments are received or accrued, in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes.

Registration Default and Change of Control

        In certain circumstances, we may be obligated to pay amounts in excess of stated interest or principal on the notes or be required to repurchase the notes and we have the option to redeem some or all of the notes at certain times under certain circumstances. See "Description of the Notes—Redemption." According to applicable Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made.

        Based on our current expectations, the likelihood that we will be required to pay such additional interest or repurchase or redeem the notes as described in the foregoing paragraph is remote.

        Accordingly, we intend to take the position that the contingent payments described in the foregoing paragraph do not, as of the issue date, cause the notes to have original issue discount ("OID") and do not affect the yield to maturity or the maturity date of the notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless the U.S. Holder discloses such contrary position in the proper manner to the Internal Revenue Service ("IRS"). Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, the amount and timing of interest income a U.S. Holder must include in taxable income may have to be redetermined.

        Holders should consult their own tax advisors with respect to the contingent payments described above.

        Although the matter is not free from doubt, if, contrary to our expectations, additional interest is in fact paid, such additional interest should be taxable as interest as described above under "—Stated Interest," and if we repurchase or redeem the notes as described above, such redemption or repurchase should be taxable as described below under "—Sales and Other Taxable Dispositions".

Sales and Other Taxable Dispositions

        A U.S. Holder generally will recognize gain or loss on the sale or other taxable disposition of a note equal to the difference (if any) between the amount realized on such sale or other taxable disposition (not including any amount attributable to accrued but unpaid interest, which will be taxable as ordinary interest income) and such U.S. Holder's adjusted tax basis in the note. Such gain or loss generally will constitute long-term capital gain or loss if the note was held by such U.S. Holder for more than one year. Otherwise, the gain or loss will be short-term capital gain or loss. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such U.S. Holder. Under current U.S. federal income tax law, net long-term capital gains of certain non-corporate U.S. Holders (including individuals) are eligible for taxation at preferential rates. The deductibility of capital losses is subject to limitations under the Code.

Non-U.S. Holders

Stated Interest

        Payments of stated interest (including OID, if any) on the notes by us or our paying agent to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax, provided that:

  •
  the interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (or, if an income tax treaty applies, is not attributable to a U.S. permanent establishment maintained by such holder);

  •
  the Non-U.S. Holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of our classes of our stock that is entitled to vote;

  •
  the Non-U.S. Holder is not, for U.S. federal income tax purposes, a controlled foreign corporation (as defined in the Code) related, directly or indirectly, to us through sufficient stock ownership;

  •
  the Non-U.S. Holder is not a bank whose receipt of interest on the note is described in Code Section 881(c)(3)(A); and

  •
  the certification requirements under Code Section 871(h) or 881(c) and the Treasury regulations thereunder, as described generally below, are met.

        For purposes of Code Sections 871(h) and 881(c) and the Treasury regulations thereunder, in order to obtain the exemption from U.S. federal income and withholding tax described above, either (1) the Non-U.S. Holder must provide its name and address, and certify, under penalties of perjury, to us or our paying agent, as the case may be, that such holder is not a U.S. person or (2) the Non-U.S. Holder must hold its notes through certain intermediaries and both the Non-U.S. Holder and the relevant intermediary must satisfy the certification requirements of applicable Treasury regulations. A certificate described in this paragraph generally is effective only with respect to payments of interest made to the certifying Non-U.S. Holder after issuance of the certificate in the calendar year of its issuance and the two immediately succeeding calendar years. Under Treasury regulations, the foregoing certification generally may be provided by a Non-U.S. Holder on IRS Form W-8BEN (or other applicable W-8 form).

        Payments of interest on a note that do not satisfy all of the foregoing requirements generally will be subject to 30% U.S. federal withholding tax unless the Non-U.S. Holder provides to us or our payment agent a properly executed IRS Form W-8BEN (or a suitable substitute or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty. However, if the interest income in respect of a note is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business (and, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), then such interest income generally will be exempt from the withholding tax described above, and instead will be subject to U.S. federal income tax on a net income basis at the regular graduated tax rates applicable to U.S. Holders. A Non-U.S. Holder must provide a duly executed IRS Form W-8ECI (or a suitable substitute or successor form) to us or our paying agent in order to avoid U.S. federal withholding tax in respect of effectively connected interest income. In certain circumstances, a Non-U.S. Holder that is a corporation also may be subject to an additional "branch profits tax" (currently at a 30% rate or, if applicable, a lower treaty rate) in respect of its effectively connected earnings and profits.

        The certification requirements described above may require a Non-U.S. Holder that provides an IRS form or that claims the benefit of an income tax treaty, to also provide its U.S. Taxpayer Identification Number ("TIN").

        Holders should consult their own tax advisors regarding the certification requirements for non-U.S. persons.

Sales and Other Taxable Dispositions

        In general, a Non-U.S. Holder of a note will not be subject to U.S. federal income tax on any gain recognized on the sale or other taxable disposition of a note (excluding any gain attributable to accrued interest, which is subject to the rules discussed above under "Stated Interest") unless:

  •
  such Non-U.S. Holder is a nonresident alien individual who is present in the U.S. for 183 or more days in the taxable year of disposition and certain other conditions are met; or

  •
  the gain is effectively connected with the conduct of a U.S. trade or business of the Non-U.S. Holder (and, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder).

Backup Withholding and Information Reporting

        Under current U.S. federal income tax law, a backup withholding tax at specified rates (currently 28%) and information reporting requirements apply to certain payments of principal and interest made to, and to the proceeds of sale before maturity by, certain U.S. Holders of notes. In the case of a noncorporate U.S. Holder, information reporting requirements will apply to payments of principal or interest made by us or our paying agent on a note. Backup withholding tax will apply to a U.S. Holder if:

  •
  such U.S. Holder fails to furnish its TIN (which, for an individual, is ordinarily his or her Social Security Number) to the payor in the manner required;

  •
  such U.S. Holder furnishes an incorrect TIN and the payor is so notified by the IRS;

  •
  the payor is notified by the IRS that such U.S. Holder has failed to properly report payments of interest or dividends; or

  •
  under certain circumstances, such U.S. Holder fails to certify, under penalties of perjury, that it is a U.S. person, it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest or dividend payments.

        Backup withholding and information reporting do not apply with respect to payments made to certain exempt recipients, including corporations (within the meaning of Code Section 7701(a)), tax-exempt organizations or qualified pension and profit-sharing trusts. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and information reporting and the procedure for obtaining such an exemption, if applicable.

        We must report annually to the IRS and to each U.S. Holder the amount of any "reportable payments" (including any interest paid) and the amount of tax withheld with respect to those payments. Copies of the information returns reporting those interest payments and withholding also may be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

        Backup withholding will not apply to payments of principal or interest made by us or our paying agent on a note (absent actual knowledge or reason to know that the holder is actually a U.S. Holder) to a Non-U.S. Holder that has provided the required certification under penalties of perjury that it is not a U.S. person or has otherwise established an exemption. Backup withholding and information reporting may apply to the proceeds of the sale of a note within the United States or conducted through certain U.S.-related financial intermediaries unless the certification requirements described under "—Non-U.S. Holders—Stated Interest" above are satisfied (and the payor does not have actual knowledge or reason to know that the Holder is actually a U.S. Holder) or the Holder has otherwise established an exemption. Non-U.S. Holders of notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

        Backup withholding is not an additional tax. Any amounts withheld from a payment under the backup withholding rules may be allowed as a credit against a holder's U.S. federal income tax liability or may entitle such holder to a refund as long as such holder timely provides certain required information to the IRS.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. The company has agreed that for a period of 180 days after the expiration date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resales. In addition, we agreed that we would not for a period of 120 days from October 2, 2003, the date of the offering memorandum distributed in connection with the sale of the old notes, directly or indirectly offer, sell, grant any options to purchase or otherwise dispose of any debt securities other than in connection with this exchange offer.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have been advised by Credit Suisse First Boston LLC, J.P. Morgan Securities Inc., Jefferies/Quarterdeck, LLC and Jefferies & Company, Inc., and Stephens Inc., the initial purchasers of the old notes, that following completion of the exchange offer they intend to make a market in the new notes to be issued in the exchange offer; however, such entities are under no obligation to do so and any market activities with respect to the new notes may be discontinued at any time.

LEGAL MATTERS

        Certain legal matters with respect to the legality of the issuance of the new notes have been passed upon for us by Shearman & Sterling LLP, New York, New York.

EXPERTS

        The consolidated financial statements and the related financial statement schedule of BE Aerospace, Inc. incorporated in this prospectus by reference from the current report of BE Aerospace, Inc. on Form 8-K dated September 29, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in method of accounting for goodwill and intangible assets and the adoption of SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, amendment of FASB Statement No. 13 and Technical Corrections", which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, file periodic reports, proxy statements and other information with the Commission. Reports, proxy and information statements, and other information filed by us with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information. Such material can also be obtained from the Commission's worldwide web site at http://www.sec.gov. Our common stock is listed on the Nasdaq National Market System, and such reports, proxy and information statements, and other information can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. In addition, our filings with the Commission, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, are available free of charge on our website as soon as reasonably practicable after they are filed with, or furnished to, the Commission. Our Internet website is located at http://www.beaerospace.com. Information included in our website is not incorporated by reference in this prospectus.

        This prospectus constitutes a part of a registration statement filed by us with the Commission under the Securities Act of 1933, as amended. As permitted by the rules and regulations of the Commission, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules thereto. Therefore, we make in this prospectus reference to the registration statement and to the exhibits and schedules thereto. For further information about us and about the securities we hereby offer, you should consult the registration statement and the exhibits and schedules thereto. You should be aware that statements contained in this prospectus concerning the provisions of any documents filed as an exhibit to the registration statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The Commission allows us to "incorporate by reference" the information we file with the Commission, which means:

  •
  incorporated documents are considered part of the prospectus;

  •
  we can disclose important information to you by referring to those documents; and

  •
  information that we file with the Commission after the date of this prospectus will automatically update and supersede this information.

        We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Our Commission filings are also available to the public over the Internet at the Commision's web site at http://www.sec.gov. Our Commission filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our Commission file number for documents filed under the Securities Exchange Act of 1934, including the documents incorporated by reference in this prospectus, is 0-18348.

        We incorporate by reference in this prospectus the following documents filed by us with the Commission:

  •
  our Annual Report on Form 10-K for the ten month transition period ended December 31, 2002;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

  •
  our Current Reports on Form 8-K dated April 21, 2003 (only with respect to information reported under Item 5); July 21, 2003 (only with respect to information reported under Item 5); September 26, 2003 (only with respect to information reported under Item 5); September 29, 2003; October 2, 2003 and October 22, 2003 (only with respect to information reported under Item 5); and

  •
  our revised definitive Proxy Statement dated April 25, 2003.

        You may request a copy of these filings, at no cost, by writing or telephoning our General Counsel at the following address:

  BE Aerospace, Inc.
  1400 Corporate Center Way
  Wellington, Florida 33414
  Attention: General Counsel
  (561) 791-5000

        We also incorporate by reference each of the following documents that we will file with the Commission after the date of this prospectus and prior to the termination of the exchange offer:

  •
  reports filed under Sections 13(a) and (c) of the Securities Exchange Act of 1934;

  •
  definitive proxy or information statements filed under Section 14 of the Securities Exchange Act of 1934 in connection with any subsequent stockholders' meeting; and

  •
  any reports filed under Section 15(d) of the Securities Exchange Act of 1934.

        Such documents will become a part of this prospectus from the date such documents are filed.

        Any statement contained in this prospectus or in a document incorporated by reference is modified or superseded for purposes of this prospectus to the extent that a statement contained in any such document modifies or supersedes such statement. Any such statement so modified or superseded shall be deemed, as so modified or superseded, to constitute a part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

LIMITATION ON LIABILITY OF DIRECTORS

        Pursuant to authority conferred by Section 102 of the Delaware General Corporation Law (the "DGCL"), Paragraph 11 of BE Aerospace's amended and restated certificate of incorporation (the "Certificate") eliminates the personal liability of BE Aerospace's directors to BE Aerospace or its stockholders for monetary damages for breach of fiduciary duty, including, without limitation, directors serving on committees of BE Aerospace's board of directors (the "Board"). Directors remain liable for (1) any breach of the duty of loyalty to BE Aerospace or its stockholders, (2) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (3) any violation of Section 174 of the DGCL, which proscribes the payment of dividends and stock purchases or redemptions under certain circumstances, and (4) any transaction from which directors derive an improper personal benefit.

INDEMNIFICATION AND INSURANCE

        In accordance with Section 145 of the DGCL, which provides for the indemnification of directors, officers and employees under certain circumstances, Paragraph 11 grants BE Aerospace's directors and officers a right to indemnification for all expenses, liabilities and losses relating to civil, criminal, administrative or investigative proceedings to which they are a party (1) by reason of the fact that they are or were directors or officers of BE Aerospace or (2) by reason of the fact that, while they are or were directors or officers of BE Aerospace, they are or were serving at the request of BE Aerospace as directors or officers of another corporation, partnership, joint venture, trust or enterprise.

        Paragraph 11 further provides for the mandatory advancement of expenses incurred by officers and directors in defending such proceedings in advance of their final disposition upon delivery to BE Aerospace by the indemnitee of an undertaking to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified under Paragraph 11. BE Aerospace may not indemnify or make advance payments to any person in connection with proceedings initiated against BE Aerospace by such person without the authorization of the Board.

        In addition, Paragraph 11 provides that directors and officers therein described shall be indemnified to the fullest extent permitted by Section 145 of the DGCL, or any successor provisions or amendments thereunder.

        In the event that any such successor provisions or amendments provide indemnification rights broader than permitted prior thereto, Paragraph 11 allows such broader indemnification rights to apply retroactively with respect to any predating alleged action or inaction and also allows the indemnification to continue after an indemnitee has ceased to be a director or officer of BE Aerospace and to inure to the benefit of the indemnitee's heirs, executors and administrators.

        Paragraph 11 further provides that the right to indemnification is not exclusive of any other right that any indemnitee may have or thereafter acquire under any statute, the Certificate, any agreement or vote of stockholders or disinterested directors or otherwise, and allows BE Aerospace to indemnify and advance expenses to any person whom the corporation has the power to indemnify under the DGCL or otherwise.

        The form of Purchase Agreement filed as Exhibit 1.1 hereto provides for the indemnification of the registrant, its controlling persons, its directors and certain of its officers by the underwriters against certain liabilities, including liabilities under the Securities Act.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors and officers and controlling persons pursuant to the foregoing provisions, BE Aerospace has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        The Certificate authorizes BE Aerospace to purchase insurance for directors and officers of BE Aerospace and persons who serve at the request of BE Aerospace as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or enterprise against any expense, liability or loss incurred in such capacity, whether or not BE Aerospace would have the power to indemnify such persons against such expense or liability under the DGCL. BE Aerospace intends to maintain insurance coverage of its officers and directors as well as insurance coverage to reimburse BE Aerospace for potential costs of its corporate indemnification of directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

  (a)
  Exhibits

        See the index to exhibits that appears immediately following the signature pages of this Registration Statement.

  (b)
  Financial Statement Schedule

        Not applicable.

ITEM 22. UNDERTAKINGS.

        We undertake that, for the purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        We undertake that:

        1.    For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        2.    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        We further undertake:

        (1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that shall be deemed to be the initial bona fide offering thereof.

        (3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)    To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (5)    To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wellington, State of Florida, on December 17, 2003.

BE AEROSPACE, INC.
By:	*
Amin J. Khoury, Chairman of the Board

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Amin J. Khoury	Chairman of the Board	December 17, 2003
* Robert J. Khoury	President and Chief Executive Officer (principal executive officer) and Director	December 17, 2003
* Thomas P. McCaffrey	Corporate Senior Vice President of Administration and Chief Financial Officer (principal financial and accounting officer)	December 17, 2003
* Jim C. Cowart	Director	December 17, 2003
* Richard G. Hamermesh	Director	December 17, 2003
* David C. Hurley	Director	December 17, 2003

* Brian H. Rowe	Director	December 17, 2003
* Jonathan M. Schofield	Director	December 17, 2003
*By:	/s/ THOMAS P. MCCAFFREY Thomas P. McCaffrey	Attorney-in-Fact	December 17, 2003

INDEX TO EXHIBITS

Exhibit No.		Description
1.1	*	Purchase Agreement, dated October 2, 2003, by and among the Registrant, Credit Suisse First Boston LLC, J.P. Morgan Securities Inc., Jefferies/Quarterdeck, LLC and Jefferies & Company, Inc., and Stephens Inc.
4.1	*	Indenture, dated as of October 7, 2003, by and among the Registrant and the Bank of New York as Trustee.
4.2	*	Form of Exchange Note due 2011 (included as an exhibit to Exhibit 4.1).
4.3	*
Registration Rights Agreement dated as of October 7, 2003 by and among the Registrant, Credit Suisse First Boston LLC, J.P. Morgan Securities Inc., Jefferies/Quarterdeck, LLC and Jefferies & Company, Inc., and Stephens Inc.
5.1	*	Opinion and Consent of Shearman & Sterling LLP regarding validity of the new notes.
12.1	*	Computation of Ratio of Earnings to Fixed Charges.
23.1		Consent of Deloitte & Touche LLP, independent auditors of the Registrant.
24.1	*	Power of Attorney (included in signature pages to initial Registration Statement).
25.1	*	Statement of Eligibility of the Trustee, on Form T-1.
99.1	*	Form of Letter to Brokers, Dealers, and Other Nominees regarding Offer to Exchange.
99.2	*	Form of Letter of Transmittal.
99.3	*	Form of Letter to Clients to Brokers, Dealers, and Other Nominees.
99.4	*	Form of Letter from the Chairman of the Board.
99.5	*	Form of Notice of Guaranteed Delivery.
99.6	*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*
Previously filed.

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TABLE OF CONTENTS
BE Aerospace, Inc. 1400 Corporate Center Way Wellington, Florida 33414 Attention: General Counsel (561) 791-5000
Industry Data
SUMMARY
The Exchange Offer
Our Company
Summary of the Terms of the Exchange Offer
Summary Description of the New Notes
Summary Financial Data
RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
THE EXCHANGE OFFER
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
DESCRIPTION OF THE NEW NOTES
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS